Precision Castparts Corp.

2009 Annual Report to Shareholders

Notice of 2009 Annual Meeting of Shareholders
and Proxy Statement

Company Profile

Precision Castparts Corp. (PCC, or the Company), a worldwide manufacturer of complex metal components and products, provides high-quality investment castings, forgings, and fasteners/fastener systems for critical aerospace and power generation applications. The Company also provides:

- Seamless extruded pipe for use in coal-fired power plants, industrial gas turbine installations, and deep-sea oil platform applications;
- High-performance, nickel- and cobalt-based alloys engineered for optimum heat resistance, high-temperature corrosion resistance, toughness, and strength, available in a full range of mill forms, including billet, ingot, tubing, sheet, strip, foil, plate, bar, rod, extruded shapes, rod-in-coil, wire, and welding consumables;
- Specialty alloys, waxes, and metal processing solutions for the investment casting industry;
- Investment castings and forgings for general industrial, automotive, armament, medical, and other applications;
- Highly engineered fasteners, fastener systems and precision components for critical applications in the aerospace, automotive and industrial machinery markets;
- Low-pressure, gravity-independent sewage collection systems for residential installation;
- Utility systems for the protection and performance optimization of electric power generation equipment;
- Metal-injection-molded and Thixoformed™ parts for automotive and other markets;
- Refiner plates, screen cylinders, and other products for the pulp and paper industry; and
- Metalworking tools for the fastener market and other applications.

PCC is distinguished by preeminent leadership in the markets it serves, the high degree of proprietary technology and technical expertise inherent in its product lines, outstanding management of complex manufacturing processes, and close attention to the creation of shareholder value. The Company continues to invest in the growth of its core and derivative businesses by expanding market share and creating new market opportunities, while seeking appropriate acquisitions.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended March 29, 2009

or

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Transition Period From __________ to __________

Commission File No. 1-10348

PRECISION CASTPARTS CORP.

(Exact name of registrant as specified in its charter)

Oregon	**93-0460598**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4650 S.W. Macadam Ave., Suite 400 **Portland, OR 97239**	**97239-4262**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (503) 946-4800

Securities registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH REGISTERED
Common Stock, without par value	**New York Stock Exchange**
Series A Preferred Stock Purchase Rights	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of common equity held by non-affiliates of the Registrant as of September 28, 2008, was $11,344,507,498.

As of the close of business on May 18, 2009, the Registrant had 140,060,294 shares of Common Stock, without par value, outstanding.

Portions of the Registrant's Proxy Statement to be filed in connection with the 2009 Annual Meeting of Shareholders are incorporated by reference in Part III.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Precision Castparts Corp. ("PCC", "the Company", or "we"), a worldwide manufacturer of complex metal components and products, provides high-quality investment castings, forgings and fasteners/fastener systems for critical aerospace and industrial gas turbine ("IGT") applications. We also provide investment castings and forgings for general industrial, armament, medical and other applications; nickel alloys and product forms, as well as cobalt alloys, for the aerospace, chemical processing, oil and gas, pollution control and other industries; fasteners for automotive and general industrial markets; specialty alloys and waxes for the investment casting industry; refiner plates, screen cylinders and other products for the pulp and paper industry; metal-injection-molded and ThixoFormed™ parts for automotive and other markets; low-pressure sewer systems; gas monitoring systems for the power generation industry; and metalworking tools for the fastener market and other applications.

Products and Markets

We manufacture complex metal components and products in three principal business segments: Investment Cast Products, Forged Products and Fastener Products. Each of these three business segments is described below.

Investment Cast Products

Our Investment Cast Products segment includes PCC Structurals, PCC Airfoils and Specialty Materials and Alloys Group ("SMAG"). These operations manufacture investment castings for aircraft engines, IGT engines, airframes, medical prostheses, armament and other industrial applications. The segment also provides alloys and waxes to PCC's investment casting operations, as well as to other investment casting companies. The Investment Cast Products segment accounted for approximately 33 percent of our sales in fiscal 2009.

We believe we are the market leader in manufacturing large, complex structural investment castings, and we are the leading manufacturer of airfoil investment castings used in jet aircraft engines. We manufacture investment castings for every jet aircraft engine program in production or under development by our key customers. We are also the market leader in manufacturing structural and airfoil investment castings for IGT and aeroderivative engines used for electric power generation, and we have expanded into the structural airframe and armament markets. In addition, we make investment castings for use in the medical prosthesis, satellite launch vehicle and general industrial markets.

Investment casting technology involves a technical, multi-step process that uses ceramic molds in the manufacture of metal components with more complex shapes, closer tolerances and finer surface finishes than parts manufactured using other casting methods. The investment casting process begins with the creation of a wax pattern of the part to be cast, along with wax gates and risers to create pathways through which molten metal can flow throughout the ceramic mold. A ceramic shell is then formed around the wax pattern, followed by melting and draining the wax from the ceramic shell. Finally, molten metal is poured into the ceramic shell, the shell is removed after the metal cools, and the part undergoes final processing and inspection.

Because of the complexity of the manufacturing process and the application of proprietary technologies, we believe we are currently one of the few manufacturers that can consistently produce the largest, complex structural investment castings in quantities sufficient to meet our customers' quality and delivery requirements. Our emphasis on low-cost, high-quality products and timely delivery has enabled us to become the leading supplier of structural and airfoil castings for jet aircraft and IGT engines and to expand into the structural airframe and armament markets.

The commercial aerospace market cycle is a critical determinant of demand for our precision investment casting products. In fiscal 2002, the major economies of the United States and Europe began to slow, and, with the September 11, 2001 terrorist attacks in the second quarter of fiscal 2002, air travel declined significantly, resulting in several large commercial airline bankruptcies and weakened financial conditions for other airlines. This situation reduced demand for our commercial aerospace products, partially offset by military production, which increased in the aftermath of September 11. At the outset of fiscal 2005, however, the commercial aerospace market began a vigorous and sustained recovery driven by higher production rates of commercial aircraft at Airbus and Boeing, which lasted throughout fiscal 2008. However, late in fiscal 2009, production rates began to flatten due to the current global recession.

Large jet aircraft engines are manufactured by a small number of suppliers, including General Electric ("GE"), Pratt & Whitney (a division of United Technologies Co.), Rolls-Royce and several joint ventures. As a result, we believe a high level of customer service and strong, long-term customer relationships will continue to be important to achieving our goals. We have been supplying castings for jet engines to GE for more than 40 years, and we have been supplying Pratt & Whitney with castings for its jet engines for more than 30 years. In addition, we have supplied small structural investment castings to Rolls-Royce for approximately 25 years and large structural castings for approximately 20 years, most recently for use in its Trent series of jet aircraft engines. As we have been able to cast larger and more complex parts, manufacturers of large jet aircraft engines have made increasing use of our structural castings.

Aerospace Structural Castings

Our structural castings business manufactures the largest diameter stainless steel, nickel-based superalloy and titanium investment castings in the world, as well as a variety of smaller structural castings. These castings are stationary components that form portions of the fan, compressor, combustor and turbine sections of a jet aircraft engine, where strength and structural integrity are critical. Structural investment castings are sold primarily as original equipment to jet aircraft engine manufacturers.

We believe that trends in the manufacturing of aircraft jet engines will continue to increase our revenue per engine. As the design of new generation aircraft engines has emphasized increased thrust, higher fuel efficiency and reduction of noise and exhaust emissions, engine operating temperatures and pressures have increased. These conditions require the use of engine parts made of alloys that are able to withstand extreme operating conditions and provide an optimum strength-to-weight ratio. Many of these alloys are particularly suited for use in the investment castings we manufacture. In addition, titanium, a metal with a lower melting temperature than stainless steel or superalloys, is used in all but the hottest parts of the engine because of its considerable weight savings. Titanium is an exceptionally difficult metal to cast because of its reaction with other elements. However, we have developed the advanced technology and manufacturing processes to cast large, complex investment castings in titanium alloys. Many new generation engines, which are expected to be built through the next decade and beyond, make significantly greater use of our products than did previous engine designs.

We have also expanded into the structural airframes market through the production of components manufactured primarily from titanium and aluminum alloys. Aircraft manufacturers have shown substantial interest in using investment castings for airframe applications such as titanium aileron and flap hinges, pylons (engine mounts), wing spars and wing ribs, as well as aluminum alloy nacelle segments (thrust reversers), cascades, aircraft access doors, electronic boxes and pump housings for hydraulic and fuel systems.

Aerospace Airfoil Castings

We manufacture precision cast airfoils, such as the stationary vanes and rotating blades used in the turbine section of jet aircraft engines. This part of the engine is considered the "hot section," where temperatures may exceed 2,400 degrees Fahrenheit. These conditions require use of special nickel-based superalloys and state-of-the-art casting techniques to manufacture airfoil castings with internal cooling passages that enable the airfoils to operate in an environment with temperatures higher than the melting point of the metal.

We use various casting technologies to manufacture turbine airfoils. A conventional casting process enables us to produce equiaxed airfoil castings, in which the metal grains are oriented randomly throughout the casting. A more advanced process enables us to produce directionally solidified ("DS") airfoil castings, in which the metal grains are aligned longitudinally. This alignment decreases the internal stress on the weakest portion of a metal part where the various grains adjoin, thereby providing increased strength and improved efficiencies in engine performance over equiaxed parts. An even more advanced process enables us to produce single crystal ("SX") airfoil castings, which consist of one large superalloy crystal without grain boundaries. SX castings provide greater strength and performance characteristics than either equiaxed or DS castings, as well as longer engine life.

As engines grow to generate greater thrust for larger aircraft, the turbine sections of these engines must work harder and burn hotter. As a result, the major aircraft engine manufacturers have increasingly been designing their engines with a greater number of DS and SX blades. The DS and SX cast airfoils we produce, with their complex cooling passages, have been instrumental in enabling these engines to operate at higher temperatures. SX cast airfoils are used in both new and redesigned engines where performance requirements are higher.

The demand for aerospace airfoil castings is determined primarily by the number and type of engines required for new jet aircraft; the intervals between hot section maintenance, which are driven by engine cycles (takeoffs and landings); and the inventory levels of replacement parts maintained by the principal jet aircraft engine manufacturers and repair centers. A jet engine's airfoil components have shorter useful lives than structural investment castings and are replaced periodically during engine maintenance. As a result, our sales of aerospace airfoil castings are less affected by the cyclical patterns of the aerospace industry than are our sales of structural investment castings. The timing for replacement of aerospace airfoil castings principally depends on engine cycles and the expected life of the airfoil casting. We believe that approximately half of our sales of airfoil castings used in aircraft turbine engines are replacement parts.

IGT Castings

In fiscal 1994, we began to manufacture investment castings for IGT engines. Due to contractual gains over the past several years, our market share has increased significantly, and we believe we are the leading supplier of investment castings used in IGT engines. Domestic IGT production began a significant decline in calendar 2001 due to weak economic conditions and falling demand for power generation capacity, mitigated slightly by continued international growth. In fiscal 2006, the market started to stabilize, and our IGT business benefited from continued market share gains and international growth, along with a slight recovery in domestic OEM orders. In recent years, international customers have been placing orders for even more efficient turbines, incorporating more advanced casting technology, thus increasing our dollar content per unit. This development, along with increased aftermarket activity and higher market shares in a growing customer base, has driven the requirement for significant new capacity. Our IGT products consist of airfoil castings and high-temperature combustion hardware used in large, land-based gas turbines designed for electrical power generation. In addition, we manufacture structural and airfoil castings for aeroderivative gas turbine engines, which are also used for power generation, as well as for other commercial and military land and marine-based applications.

IGT manufacturers have significantly improved the efficiency and reduced the emissions profiles of industrial gas turbines, principally by incorporating advanced components in new engines as well as in refurbished and upgraded turbines in the field. We have leveraged our DS and SX airfoil casting knowledge from the aerospace market into the IGT market to produce blades and vanes that are better able to withstand the extreme heat and stresses of new higher-temperature gas turbines. IGT engines are built with investment castings that are similar, but generally larger, than the blades and vanes we manufacture for the aerospace market. Because of their size, IGT airfoils are usually more difficult to cast than smaller aerospace airfoils with the same properties.

Since industrial gas turbines are primarily used in electrical power generation, castings sales for new IGT engines are tied to the growth of global electricity consumption, while demand for replacement parts depends on the size and utilization rate of the installed base.

Other Investment Casting Products

Our strategy for profitable growth also includes the pursuit of other opportunities for our existing investment casting technology. We have been expanding the application of our investment casting technology in the medical prosthesis, satellite launch vehicle and general industrial markets by manufacturing such products as artificial hips and knees, parts for satellite launch vehicles, and impellers for pumps and compressors. In addition, we are manufacturing an increasing number of large titanium components for armament systems, including the BAE lightweight howitzer, which entered full-scale production in fiscal 2005.

Specialty Materials and Alloys

Our SMAG operation principally provides alloys and waxes to the Company's investment casting operations, as well as to other companies with investment casting or other foundry operations. SMAG is comprised of Cannon Muskegon and M. Argüeso & Company ("Argüeso").

Cannon Muskegon produces alloys primarily used by PCC and other manufacturers of investment castings. Several of these alloys are patented and trademarked, specifically formulated for the casting of directionally solidified and single crystal airfoils that operate in high-temperature, high-stress engine environments. Cannon Muskegon supplements our other ingot-making furnaces located in Portland, Oregon, and Minerva, Ohio, and our internal supply of nickel-based alloy for investment casting is managed through this group of facilities. The alloys produced by Cannon Muskegon also serve such diverse markets as medical, recreational and general industrial.

Argüeso manufactures advanced technology investment casting wax blends for us and other companies with investment casting operations. In addition, Argüeso serves the machining industry with Rigidax® tooling compound, a patented product used to prevent part vibration or movement during a machining operation.

Forged Products

We are among the leading manufacturers of forged components for the aerospace and power generation markets. Forged Products' aerospace and IGT sales are primarily derived from the same large engine customers served by the Investment Cast Products segment, with additional aerospace sales to manufacturers of landing gear and airframes. Similarly, the dynamics of the aerospace and power generation markets, as described in the Investment Cast Products section above, are virtually the same for Forged Products. In addition, we manufacture high performance nickel-based alloys used to produce forged components for aerospace and non-aerospace markets, which include products for oil and gas, chemical processing, pollution control and other industrial applications. The Forged Products segment accounted for approximately 44 percent of our sales in fiscal 2009.

Forged Components

We manufacture forged components from sophisticated titanium and nickel-based alloys for jet engines, including fan discs, compressor discs, turbine discs, seals, spacers, shafts, hubs and cases. Our airframe structural components, made of titanium, steel and other alloys, are used on both commercial and military aircraft and include landing gear beams, bulkheads, wing structures, engine mounts, struts and tail flaps and housings. We also provide forged products for use in power plants worldwide, as well as in oil and gas industry applications. These products include discs, spacers and valve components for land-based steam turbine and industrial gas turbine engines, as well as shafts, cases, and compressor and turbine discs for marine gas engines. We also produce a variety of mechanical and structural tubular forged products, primarily in the form of extruded, seamless pipe, for the domestic and international energy markets, which include coal and nuclear power plants, co-generation projects, and retrofit and life-extension applications. For naval defense applications, we supply forged components for propulsion systems on nuclear submarines and aircraft carriers, as well as forgings for pumps, valves and structural applications.

Our forging business, which employs six different manufacturing processes, involves heating high-temperature nickel alloys, titanium or steel and then shaping them through pressing or extrusion, using hydraulic and mechanical presses with capacities ranging up to 55,000 tons. The process employed is determined based on the raw materials and the product application. The six manufacturing processes are summarized below:

Open-Die Forging—In this process, the metal is pressed between dies that never completely surround the metal, thus allowing it to be observed during the process. This manufacturing method is used to create relatively simple, preliminary shapes to be processed further by closed-die forging.

Closed-Die Forging—Closed-die forging involves pressing heated metal into shapes and sizes determined by machined impressions in specially prepared dies that completely surround the metal. This process allows the metal to flow more easily within the die cavity and, thus, produces forgings with superior surface finish and tighter tolerances, with enhanced repeatability of the part shape.

Hammer Forging—This form of closed-die forging uses multiple impact blows to shape a component between specially contoured dies. Forging hammers can be classified into two main types: single action and counterblow. Our counterblow hammers, which couple upper and lower ram movement to produce the impact forces required for large components, can offer improved near-net-shape capability compared to conventional press forging. Hammer forging is one of the oldest forging processes; however, computer-controlled technology has enabled the process to meet modern manufacturing requirements.

Conventional/Multi-Ram—The closed-die, multi-ram process, which is employed on our 20,000 and 30,000 ton presses, enables us to produce complex forgings with multiple cavities, such as valve bodies, in a single heating and pressing cycle. Dies may be split on either a vertical or a horizontal plane, and shaped punches may be operated by side rams, piercing rams or both. This process also optimizes grain flow and uniformity of deformation and reduces machining requirements.

Isothermal Forging—Isothermal forging is a closed-die process in which the dies are heated to the same temperature as the metal being forged, typically in excess of 1,900 degrees Fahrenheit. Because the dies may oxidize at these elevated temperatures, this process is performed in a vacuum or inert gas atmosphere. Our isothermal press produces near-net shape components, requiring less machining by our customers.

Extrusion—The extrusion process is capable of producing thick-wall, seamless pipe, with outside diameters of up to 48 inches and a wall thickness from 0.5 inches up to 7 inches for applications in the power generation and oil and gas industries, including main stream lines, hot re-treat lines, and other high-stress / high-temperature fluid transmission systems. Our 35,000-ton vertical extrusion press is one of the largest and most advanced in the world. In addition to solid metals, powdered materials can be compacted and extruded into forging billets with this press.

In April 2007, we acquired McWilliams Forge Company, Inc. ("McWilliams"), a leading manufacturer of titanium, nickel and steel forgings, primarily for commercial and military aerospace applications based in Rockaway, New Jersey. McWilliams has established solid, long-term relationships with manufacturers of smaller aircraft engines, which will extend the customer reach of our forging operations. In addition, McWilliams has a state-of-the-art screw press, providing us with the capability of forging components in different materials and size ranges.

On December 4, 2008, we acquired Hackney Ladish Holding Corp. ("Hackney Ladish"), a leading producer of forged pipe fittings for critical energy infrastructure and related applications. Hackney Ladish offers the widest range of product types and sizes in the industry. Fittings are used in piping systems throughout the energy value chain, from drilling through processing and storage. Hackney Ladish's products connect pipe, change the direction of flow, increase or reduce pipe sizes, join or separate flow, or cap pipe ends. Headquartered in Dallas, Texas, Hackney Ladish operates manufacturing facilities in Russellville, Arkansas, and Enid, Oklahoma.

We believe that we are the world leader in producing forged rotating components for use in jet aircraft engines. These parts are forged from billets (ingots converted in our cogging and extrusion presses) and from metal powders (primarily nickel alloys) that are produced, consolidated and extruded into billets entirely in our own facilities. In addition, we purchase billets from outside metal suppliers.

High-Performance Forging Alloys

In May 2006, we acquired Special Metals Corporation ("SMC"), a world leader in the production of high-performance, nickel-based alloys and superalloys, principally used in the manufacture of forged components designed to operate under extreme conditions in oil and gas, chemical/petrochemical, pollution control and other critical applications. SMC, in conjunction with our high-performance alloy production facilities in western Australia and the United States, provides us with an expanded internal supply of nickel-based alloys for our forging operations, which enables us to better manage our overall value stream now and in the future.

With the acquisition of SMC, we are the world's largest and most diversified producer of high-performance nickel-based alloys, supplying more than 5,000 customers. Our alloys, which provide high-temperature strength and corrosion resistance, aqueous corrosion resistance, and toughness and strength in certain embrittling environments, are principally used to manufacture forged components required in the most technically demanding industries and applications. Power generation and commercial and military aerospace represent the largest markets served by SMC; other markets include high performance, nickel-based alloys for oil & gas, chemical & petrochemical processing, pollution control, thermal processing, electrical and heating elements, marine and welding applications.

Our alloying processes utilize electric arc, air induction and vacuum induction melting furnaces, while a few specialized alloys are made using a mechanical alloying process. Refining facilities include furnaces for argon-oxygen-decarburization, vacuum arc remelting and electroslag remelting. Our major hot finishing processes include rotary forging, plate rolling, bar rolling, press forging and extrusion of seamless tubulars and shapes. The latter two processes are extensions of other similar operations within the Forged Products segment. Cold finishing processes include cold rolled sheet and strip, tube and pipe pilgering, and cold drawing of bar and wire. We produce nickel alloys in all standard mill forms from large ingots and billets to plate, sheet, strip, tubing, bar and wire, the latter of which includes core and filler wires for welding products. Our alloys are classified into unique families recognized worldwide and are sold under such trademarks as INCONEL®, INCOLOY®, MONEL®, NIMONIC®, UDIMET®, BRIGHTRAY® and NILO®.

Revert Management

In July 2007, we completed the acquisition of Caledonian Alloys Limited ("Caledonian"), the market leader in providing nickel superalloy and titanium revert management solutions for the aerospace and IGT markets. Revert includes metal chips, casting gates, bar ends, forging flash and other byproducts from forging, casting, and fastener manufacturing processes that can be re-melted and reused. The acquisition of Caledonian provides us with the infrastructure and capabilities needed to create a closed loop system for the retention and reuse of internally-generated revert. In addition, Caledonian provides access to new sources of material outside the Company and helps determine optimal utilization of revert streams throughout our melting operations worldwide.

During the third quarter of fiscal 2008, Greenville Metals, a metal processing operation, was moved from the Investment Cast Products segment to the Forged Products segment to better align Greenville Metals' business with synergies associated with the acquisition of Caledonian. Greenville Metals, Inc. provides metallurgical process solutions and services worldwide for us and other companies that require the melting and processing of specialty alloys. Major markets include specialty alloy producers and foundries, permanent magnet and powder metal manufacturers and other industries with special metallurgical requirements.

Fastener Products

Through SPS Technologies and subsequent Fastener Products acquisitions, we have become a leading developer and manufacturer of highly engineered fasteners, fastener systems and precision components, primarily for critical aerospace applications. The majority of our Fastener Products sales come from the same aerospace customer base already served by our Investment Cast Products and Forged Products segments. In this regard, Fastener Products is subject to many of the same market forces as these other two segments. The balance of the segment's sales is derived from automotive and general industrial markets, including farm machinery, construction equipment, machine tools, medical equipment, appliances and recreation. The Fastener Products segment accounted for approximately 23 percent of our sales in fiscal 2009.

Fastener manufacturing begins with wire or metal bar of various diameters, which is cut into fastener blanks of prescribed lengths and then heat treated. Using highly engineered tools and thread dies, the fastener blanks are then formed into complex head shapes and thread configurations to meet exacting customer requirements.

Our aerospace fasteners and related components are manufactured from a variety of nickel, titanium, aluminum and steel alloys and are used on airframes, jet engines, aircraft wheels and brakes, landing gear assemblies, floor boards, and hydraulic systems. They are found in such flight- and safety-critical areas as the wing-to-fuselage, the stabilizers-to-fuselage and the engine-to-wing connections on an aircraft, as well as the airfoil-to-disc and disc-to-shaft connections on a jet engine. These fasteners and related components are not only incorporated in new aircraft builds but are also integrally involved in the replacement cycle, particularly in aircraft engine and wheel and brake applications. The product line includes a variety of bolts, nuts, plate nuts, inserts, washers and other precision components. While the fasteners and related components are predominantly produced to demanding customer designs, we continue to be active in developing trademarked alloys for applications requiring high strength, elevated temperature, corrosion resistance and/or lighter weight. These include AEREX®, MULTIPHASE®, MP35N® and MP159® high-temperature nickel-based alloys.

We have also developed a variety of fasteners and related components or tools for use in aerospace and industrial applications requiring proven strength, close dimensional tolerances and high reliability. These technically advanced proprietary products are marketed under the brand names of CHERRYBUCK®, CHERRYMAX®, E-NUT®, FLEXLOC®, FORCEMATE®, FORCETEC®, GROMEX®, HI-LIFE®, MADE FROM SOLID®, MAXIBOLT®, STA-LOK® and TUKLOC®. We also hold licenses to use various well-recognized trademarks and technology in the manufacture of our fasteners and related components. These licensed trademarks include SLEEVBOLT®, TORX®, TORX-PLUS®, TAPTITE® , MORTORQ® and MAThread®.

The Fastener Products segment also includes businesses from the former Industrial Products group, including our subsidiaries J&L Fiber Services, Advanced Forming Technology ("AFT"), Environment One ("E/One") and the PCC Precision Tool Group ("PTG"). J&L Fiber Services produces refiner plates and screen cylinders for use in the pulp and paper industry. AFT manufactures metal-injection-molded and ThixoFormed™ components for numerous industrial applications. E/One produces low-pressure sewer systems for residential and commercial applications and monitoring units utilized in the power generation industry. PTG manufactures a broad range of thread-rolling dies, trimming dies, punches and pins and steel and carbide forging tools for fastener production, principally for aerospace, automotive and general industrial and other applications.

On September 30, 2008, we acquired Airdrome Holdings, LLC ("Airdrome"), which consists of Airdrome Precision Components ("APC") and AF Aerospace Ltd. ("AFA"). APC, located in Long Beach, California, is a leading supplier of hydraulic and pneumatic fluid fittings primarily for airframe applications. AFA, located in Rugby, England, manufactures a variety of machined components for aerospace applications, including fittings and other fluid conveyance products, ultra-high tensile bolts and machined details. Fluid fittings, manufactured in nickel, titanium and stainless steel alloys, are the critical connectors for hoses transporting fuel, hydraulic fluid and pneumatic pressure throughout an aircraft.

On November 21, 2008, we acquired Fatigue Technology, Inc. ("FTI"), headquartered in Seattle, Washington. With a cold expansion process pioneered in 1969, FTI is the technology leader in fatigue life extension for both metal and composite airframe fastener holes. FTI has taken this foundation of creating a residual stress field around a cold-worked hole to develop innovative solutions that significantly reduce manufacturing and maintenance flow-time and costs. The resulting components are easier and faster to install, and the methods of aircraft assembly are enhanced.

Sales and Distribution

We sell our complex metal components and products into three major market areas: aerospace, power generation, and general industrial and other. The percentage of sales to these markets is shown below for fiscal 2009, 2008 and 2007.

Fiscal 2009
Sales $6,827.9 million


General Industrial & Other 22%
Power Generation 25%
Aerospace 53%

Fiscal 2008
Sales $6,749.8 million


General Industrial & Other 20%
Power Generation 24%
Aerospace 56%

Fiscal 2007
Sales $5,220.8 million


General Industrial & Other 24%
Power Generation 22%
Aerospace 54%

Our sales to the aerospace market of $3,611.2 million in fiscal 2009 decreased 4 percent from $3,768.3 million in fiscal 2008. Sales to the aerospace market as a percentage of total net sales decreased from 56 percent in fiscal 2008 to 53 percent in fiscal 2009, due to the effect of a 58-day machinist strike at Boeing and growth in the IGT and extruded pipe markets. Our sales to the aerospace market of $3,768.3 million in fiscal 2008 increased 33 percent from $2,825.3 million in fiscal 2007. Sales to the aerospace market as a percentage of total net sales increased from 54 percent in fiscal 2007 to 56 percent in fiscal 2008, principally reflecting steady OEM and aftermarket growth in commercial aerospace, as well as the impact of acquisitions within this market.

Our sales of investment castings products and forged products are made through direct sales personnel located in each business operation and through field sales representatives located at U.S. and international locations near our major customers, as well as through distributors. Our fastener products and services are sold by a direct sales and marketing staff and through a worldwide network of independent sales representatives and distributors. Industrial metalworking tools and machines and other metal products are sold by both internal sales forces and sales representatives in the U.S., Europe, Asia, Australia and Latin America. Due to the sophisticated nature of our products, our sales efforts require technical personnel to work closely with customers to identify and assist in the development of new and modified products and to provide other services that are necessary to obtain new and repeat orders.

For information on revenue to external customers, profit or loss and total assets for each segment, refer to Part II, Item 8. Financial Statements and Supplementary Data.

Major Customers

Net sales to General Electric were 11.8 percent, 12.0 percent and 11.7 percent of total sales in fiscal 2009, 2008 and 2007, respectively, as follows:

	Fiscal		
	2009	**2008**	**2007**
Investment Cast Products	**$524.1**	$474.7	$372.3
Forged Products	**244.9**	305.7	212.0
Fastener Products	**35.3**	31.8	27.5
	$804.3	$812.2	$611.8

No other customer accounted for more than 10 percent of total sales; however, United Technologies, Rolls-Royce and Boeing are also considered key customers, and the loss of their business could have a material adverse effect on our financial results.

Backlog

The backlog of unfilled orders believed to be firm at the end of each of our last three fiscal years was $5.4 billion as of March 29, 2009, $6.0 billion as of March 30, 2008, and $4.8 billion as of April 1, 2007. The majority of the backlog is for sales to aerospace and power generation customers in the Investment Cast Products, Forged Products and Fastener Products segments. The decrease in backlog during fiscal 2009 reflects the impact of future inventory corrections within the commercial aerospace market, partially offset by growth in power generation markets and the impact of acquisitions. Approximately 81 percent of our backlog is expected to be filled within the 2010 fiscal year. The growth in backlog during fiscal 2008 as compared to fiscal 2007 reflected robust conditions in our core aerospace and power generation markets, higher levels of contractual material pass-through pricing related to higher material costs, and the impact of acquisitions.

The majority of sales to customers are made on individual purchase orders generated from long-term agreements. Most of our orders are subject to termination by the customer upon payment of the cost of work in process, plus a related profit factor. Historically, we have not experienced significant order cancellations, although we periodically receive requests for delays in delivery schedules.

Competition

We are subject to substantial competition in all of the markets we serve. Components and products similar to those we make can be produced by competitors using either the same types of manufacturing processes or other forms of manufacturing. Although we believe our manufacturing processes, technology and experience provide advantages to our customers, such as high quality, competitive prices and physical properties that often meet more stringent demands, alternative forms of manufacturing can be used to produce many of the components and products we make. Despite intense competition, we believe we are the number one or two supplier in most of our principal markets. Several factors, including long-standing customer relationships, technical expertise, state-of-the-art facilities and dedicated employees, aid us in maintaining our competitive advantages.

In the Investment Cast Products segment, our principal competitor is Howmet, a subsidiary of Alcoa Inc. Howmet produces superalloy, titanium, stainless steel and aluminum investment castings principally for the aerospace and IGT markets. We believe that Howmet is capable of producing investment castings comparable to all but the largest and most complex of our structural investment castings. We also believe Howmet has the financial and technical resources to produce structural castings as large and complex as those produced by us, should they decide to do so. In addition, Pacific Cast Technologies, a subsidiary of Ladish Co., manufactures large titanium investment castings for jet engine and airframe applications. Many other companies throughout the world also produce superalloy, titanium, stainless steel and aluminum investment castings, and some of these companies currently compete with us in the aerospace and other markets. Others are capable of competing with us if they choose to do so.

In the Forged Products segment, our largest competitors are Ladish Co., Fortech, S.A. and Thyssen AG for aerospace turbine products, Alcoa Inc. and Schultz Steel Company for aerospace structural products, Vallourec & Mannesmann Tubes and Sumitomo Corporation for energy products and Allegheny Technologies, Inc., Carpenter Technology Corporation, and Haynes International, Inc. for nickel-based alloys and superalloys. We also face increased competition from international companies as customers seek lower cost sources of supply.

International competition in the forging and casting processes may also increase in the future as a result of strategic alliances among aircraft prime contractors and foreign companies, particularly where "offset" or "local content" requirements create purchase obligations with respect to products manufactured in or directed to a particular country. Competition is often intense among the companies currently involved in the industry. We continue to strive to maintain competitive advantages with high-quality products, low-cost manufacturing, excellent customer service, and delivery and expertise in engineering and production.

Our Fastener operations compete with a large number of companies based primarily on technology, price, service, product quality and performance. Of these companies, we consider Alcoa Inc., LISI and McKecknie to be our leading competitors. We believe that we maintain our strong market position through our high-quality product performance and service to our customers.

Research and Development

We have departments involved in research and development in all three of our reportable segments. The research and development effort at these operations is directed at the technical aspects of developing new and improved manufacturing processes. Expenditures for research and development activities at these departments amounted to $13.5 million in fiscal 2009, $11.3 million in fiscal 2008 and $9.1 million in fiscal 2007. A substantial amount of our technological capability is the result of engineering work and experimentation performed on the shop floor in connection with process development and production of new parts. This engineering work and experimentation are charged to the cost of production and are not included in research and development expenditures.

Employees

At March 29, 2009, we had approximately 20,300 employees within our three segments, including nearly 8,400 employees in the Investment Cast Products segment, approximately 5,400 employees in the Forged Products segment and approximately 6,500 employees in the Fasteners segment. In addition, we had approximately 100 employees in corporate functions and approximately 200 in discontinued operations, for a total of approximately 20,600 employees. Approximately 22 percent of our employees are affiliated with unions or covered by collective bargaining agreements. We expect to negotiate three collective bargaining agreements affecting approximately 3 percent of the workforce during fiscal 2010. Management believes that labor relations in the Company have generally been satisfactory.

Patents and Trademarks

From time to time, we seek U.S. and foreign patent protection on certain of our processes and products. We have also federally registered several of our trademarks in the U.S. and foreign countries. We do not view patents or trademarks as materially important to our business as a whole. We also have rights and obligations under various license agreements. We receive no significant royalty income from patents.

Materials & Supplies

We use a number of raw materials in our products, including certain metals such as nickel, titanium, cobalt, tantalum and molybdenum, which are found in only a few parts of the world. These metals are required for the alloys used or manufactured in our investment casting, forged and fastener product segments. The availability and costs of these metals may be influenced by private or governmental cartels, changes in world politics, unstable governments in exporting nations, and inflation. Similarly, supplies of the tool-grade steel we use may also be subject to variations in availability and cost. We have escalation clauses for nickel and other metals in certain of our long-term contracts with major customers, and we employ "price-in-effect" metal pricing in our alloy production businesses to lock-in the current cost of metal at the time of production. We also enter into long-term supply agreements to fix the purchase price of strategic raw materials. Shortages of and price increases for certain raw materials we use have occurred in the past and may occur in the future. Future shortages or price fluctuations in raw materials could have a material adverse effect on us.

Government Regulations

Certain of our products are manufactured and sold under U.S. government contracts or subcontracts. Consequently, we are directly and indirectly subject to various federal rules, regulations and orders applicable to government contractors. Violation of applicable government rules and regulations could result in civil liability, in cancellation or suspension of existing contracts or in ineligibility for future contracts or subcontracts funded in whole or in part with federal funds.

International Operations

We purchase products from and supply products to businesses located outside the U.S. We have also been expanding our international activities during the past several years, primarily through acquisitions and the development of foreign subsidiaries. This expansion is part of our strategy to acquire and develop businesses that complement our core competencies, provide low-cost manufacturing, have strong growth prospects and maintain leading positions in their respective market niches. Certain risks are inherent in international operations, including the risk of government-financed competition, changes in trade policies, tariff regulations, the relative stability of certain foreign currencies and difficulties in obtaining U.S. export and import licenses. Information with respect to sales and assets by geographic location is included in Part II, Item 8. Financial Statements and Supplementary Data.

Environmental Compliance

We are subject to various federal and state environmental laws concerning, among other things, water discharges, air emissions, waste management, toxic use reduction and environmental cleanup. Environmental laws and regulations continue to evolve and it is likely we will be subject to increasingly stringent environmental standards in the future (particularly under air quality and water quality laws), and we will be required to make additional expenditures, which could be significant, relating to environmental matters on an ongoing basis. We also own properties, or conduct or have conducted operations at properties, where hazardous materials have been used for many years, including during periods before careful management of these materials was required or generally believed to be necessary. Consequently, we are subject to environmental laws that impose liability for historical releases of hazardous substances.

Our financial statements include reserves for future costs arising from environmental issues relating to our properties and operations. At March 29, 2009, we had accrued aggregate environmental reserves of approximately $83.4 million. We believe these reserves are adequate to cover the cost of remedial measures that may eventually be required by environmental authorities with respect to known environmental matters. Our reserves represent our best estimate of probable future obligations for the investigation and remediation of known contaminated sites. The reserves include potential costs associated with asserted and unasserted claims. Our actual future expenditures, however, relating to compliance and cleanup of environmental conditions at our properties cannot be conclusively determined. The estimate of our environmental costs is based on currently available facts, present laws and regulations and current technology and take into consideration our prior experience in site investigation and remediation, the data available for each site, and the professional judgment of our environmental specialists and consultants. Although recorded liabilities include our best estimate of all probable costs, our total costs for the final settlement of each site cannot be predicted with certainty due to the variety of factors that make potential costs associated with contaminated sites inherently uncertain, such as: the nature and extent of site contamination, available remediation alternatives, the extent to which remedial actions will be required, the time period over which costs will be incurred, the number and economic viability of other responsible parties, and whether we have any opportunity of contribution from third parties, including recovery from insurance policies. Further, sites that are in the early stages of investigation are subject to greater uncertainties than mature sites that are close to completion. Although the sites we identified vary across the spectrum, approximately half of our sites could be considered at an early stage of the investigation and remediation process. Therefore, our cost estimates, and our accruals associated with those sites, are subject to greater uncertainties. Environmental contingent liabilities are often resolved over a long period of time and the timing of expenditures depends on a number of factors that vary by site. We expect that we will expend present accruals over many years and that remediation of all currently known sites will be completed within 30 years. While it is possible that a significant portion of the accrued costs as of March 29, 2009, may be paid out over the next ten years, we anticipate that no individual site will be considered to be material.

We have been named as a potentially responsible party ("PRP") at sites identified by the Environmental Protection Agency ("EPA") and state regulatory agencies for investigation and remediation under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and similar state statutes. Under CERCLA, and under similar state statutes, PRPs are jointly and severally liable, and therefore the Company is potentially liable to the government or third parties for the full cost of remediating contamination at our facilities or former facilities or at third-party sites where we have been designated a PRP. In estimating our current reserves for environmental matters, we have assumed that we will not bear the entire cost of remediation of every site to the exclusion of other PRPs who may be jointly and severally liable. We are a party to various cost-sharing arrangements with other PRPs at certain sites. Our estimates of current reserves factor in these cost-sharing arrangements and an assessment of the likelihood that such parties will fulfill their obligations at such sites. In the unlikely event that we are required to fully fund the remediation of a site, the statutory framework would allow us to pursue rights of contribution from other PRPs. We are identified as a PRP at the following federally designated Superfund sites: Lipari Landfill, Gloucester, New Jersey; Boarhead Farms, Bridgeton, Pennsylvania; Operating Industries, Monterey Park, California; Casmalia Resources Site, Casmalia, California; Pasco Sanitary Landfill, Pasco, Washington; Quanta Resources Corp., Edgewater, New Jersey; and Peterson-Puritan Site, Cumberland, Rhode Island. Generally, these Superfund sites are mature and almost all of the sites are in the remedial implementation phase and, as a consequence, are subject to less uncertainty than newly discovered sites. These Superfund sites constitute approximately $3.7 million, or 4 percent, of our current environmental reserves.

We have notified our insurers of potential environmental cleanup liabilities at various facilities, including the Superfund sites identified above, and have asserted that we are entitled to recover the defense and indemnity costs incurred, and to be incurred, under certain historic insurance policies. Our accruals include our best estimate of all probable costs, without reduction for anticipated recovery from insurance or third parties unless collection is probable. We have also asserted indemnity claims against third-parties for certain sites, and we expect to recover a portion of our losses with respect to these sites.

Financial Accounting Standards Board ("FASB") Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143" ("FIN 47") clarifies the term conditional asset retirement obligation as used in Statement of Financial Accounting Standard ("SFAS") No. 143 and requires a liability to be recorded if the fair value of the obligation can be reasonably estimated. Asset retirement obligations covered by this Interpretation include those for which an entity has a significant obligation to perform an asset retirement activity, however the timing or method of settling the obligation are conditional on a future event that may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.

In accordance with FAS 143 and FIN 47, we record all known asset retirement obligations for which the liability can be reasonably estimated. Currently, we have identified a known asset retirement obligation associated with environmental contamination at one of our manufacturing facilities. We have not recognized a liability under FIN 47 for this retirement obligation because the fair value of remediation at this site cannot be reasonably estimated since the settlement date is unknown at this time. The settlement date is unknown because remediation of this site is not required until production ceases, and we have no current or future plans to cease production. This asset retirement obligation, when estimable, is not expected to have a material adverse effect on our consolidated financial position, results of operations, cash flows or business.

Forward-looking Statements

Information included within this Form 10-K describing the projected growth and future results and events constitutes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to fluctuations in the aerospace, power generation, general industrial and automotive cycles; the relative success of our entry into new markets; competitive pricing; the financial viability of our significant customers; the impact on the Company of customer labor disputes; demand, timing and market acceptance of new commercial and military programs; the availability and cost of energy, raw materials, supplies, and insurance; the cost of pension and postretirement medical benefits; equipment failures; relations with our employees; our ability to manage our operating costs and to integrate acquired businesses in an effective manner; governmental regulations and environmental matters; risks associated with international operations and world economies; the relative stability of certain foreign currencies; the impact of adverse weather conditions or natural disasters; the availability and cost of financing; and implementation of new technologies and process improvements. Any forward-looking statements should be considered in light of these factors. We undertake no obligation to update any forward-looking information to reflect anticipated or unanticipated events or circumstances after the date of this document.

Available Information

Our Annual Report on Form 10-K, quarterly report on Form 10-Q, proxy statement, current reports on Form 8-K, and amendments to these reports filed with the Securities and Exchange Commission, as well as the annual report to shareholders, quarterly earnings releases, the Audit Committee Charter, the Nominating and Corporate Governance Committee Charter, the Compensation Committee Charter, Corporate Governance Guidelines and the Code of Conduct (the code of ethics that applies to the Registrants' principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) may be received free of charge by calling Investor Relations at (503) 946-4850 or sending an email to *info@precastcorp.com*. This information may also be downloaded from the PCC Corporate Center at *www.precast.com*.

ITEM 1A. RISK FACTORS

Our growth strategy includes business acquisitions with associated risks.

In fiscal 2009, we completed the acquisition of Airdrome Holdings LLC, Fatigue Technology, Inc. and Hackney Ladish Holding Corp. We expect that we will continue to seek acquisitions of complementary businesses, products and technologies to add products and services for our core customer base and for related markets, and to expand each of our businesses geographically. Our ability to complete acquisitions may be limited if necessary financing is difficult to access, unavailable or too costly to support a transaction. The success of completed transactions will depend on our ability to integrate assets and personnel and to apply our manufacturing processes and controls to the acquired businesses. Although our acquisition strategy generally emphasizes the retention of key management of the acquired businesses and an ability of the acquired business to continue to operate independently, various changes may be required to integrate the acquired businesses into our operations, to assimilate new employees and to implement reporting, monitoring and forecasting procedures. Business acquisitions entail a number of other risks, including:

- inaccurate assessment of undisclosed liabilities;
- entry into markets in which we may have limited or no experience;
- diversion of management's attention from our core businesses;
- difficulties in realizing projected efficiencies, synergies and cost savings; and
- decrease in our cash or an increase in our indebtedness and a limitation in our ability to access additional capital when needed.

Our failure to adequately address these acquisition risks could cause us to incur increased expenses or to fail to realize the benefits we anticipated from the transactions.

We operate in cyclical markets.

A significant portion of our revenues are derived from the highly cyclical aerospace and power generation markets. Our sales to the aerospace industry constituted 53 percent of our total sales in fiscal 2009. Our power generation sales constituted 25 percent of our total sales in fiscal 2009.

The commercial aerospace industry is historically driven by the demand from commercial airlines for new aircraft. The U.S. and international commercial aviation industries continue to face challenges arising from competitive pressures and fuel costs. Demand for commercial aircraft is influenced by airline industry profitability, trends in airline passenger traffic, the state of U.S. and world economies, the ability of aircraft purchasers to obtain required financing and numerous other factors including the effects of terrorism and health and safety concerns. The military aerospace cycle is highly dependent on U.S. and foreign government funding; however, it is also driven by the effects of terrorism, a changing global political environment, U.S. foreign policy, the retirement of older aircraft and technological improvements to new engines that increase reliability. Accordingly, the timing, duration and severity of cyclical upturns and downturns cannot be forecast with certainty. Downturns or reductions in demand could have a material adverse effect on our business.

The power generation market is also cyclical in nature. Demand for power generation products is global and is affected by the state of the U.S. and world economies, the availability of financing to power generation project sponsors and the political environments of numerous countries. The availability of fuels and related prices also have a large impact on demand. Reductions in demand for our power generation products could have a material adverse effect on our business.

We also sell products and services to customers in the automotive, medical, chemical and petrochemical, pulp and paper, and other general industrial markets. Each of these markets is cyclical in nature. Customer demand for our products or services in these markets may fluctuate widely depending upon U.S. and world economic conditions, the availability of financing and industry-specific factors. Cyclical declines or sustained weakness in any of these markets could have a material adverse effect on our business.

Our business is dependent on a small number of direct and indirect customers.

A substantial portion of our business is conducted with a relatively small number of large direct customers, including General Electric Company, United Technologies Corporation, Rolls Royce plc, and The Boeing Company. General Electric accounted for approximately 11.8 percent of our total sales for fiscal 2009. No other customer accounted for more than 10 percent of total sales; however, United Technologies, Rolls Royce and Boeing are also considered key customers. A financial hardship experienced by any one of these four customers, the loss of any of them, or a reduction in or substantial delay of orders from any of them, could have a material adverse effect on our business.

Additionally, a significant portion of our aerospace products are ultimately used in the production of new commercial aircraft. There are only two primary manufacturers of large commercial aircraft in the world, Boeing and Airbus. A significant portion of our aerospace sales are dependent on the number of new aircraft built by these two manufacturers, which is in turn dependent on a number of factors over which we have little or no control. Those factors include the demand for new aircraft from airlines around the globe and factors that impact manufacturing capabilities such as the availability of raw materials and manufactured components, changes in the regulatory environment and labor relations between the aircraft manufacturers and their work forces. A significant interruption or slow down of the number of new aircraft built by aircraft manufacturers could have a material adverse effect on our business.

Sales to the military sector constituted approximately 13 percent of our fiscal 2009 sales. Defense spending is subject to appropriations and to political pressures that influence which programs are funded and those which are cancelled. Reductions in domestic or foreign defense budgets or military aircraft procurement, delays in funding, or reprioritization of government spending away from defense programs in which we participate could adversely affect our business.

Our business depends, in part, on the success of new commercial and military aircraft programs.

The success of our business will depend, in part, on the success of new commercial and military aircraft programs including the Boeing 787 and the Airbus A380 programs. We are currently under contract to supply components for a number of new commercial, general aviation, and military aircraft programs. Cancellation, reductions or delays of orders or contracts by our customers on any of these programs could have a material adverse effect on our business.

The competitive nature of our business results in pressure for price concessions to our customers and increased pressure to reduce our costs.

We are subject to substantial competition in all of the markets we serve, and we expect this competition to continue. As a result, we have made significant long term price concessions to our customers in the aerospace and power generation markets from time to time, and we expect customer pressure for further long term price concessions to continue. Maintenance of our market share will depend, in part, on our ability to sustain a cost structure that enables us to be cost-competitive. If we are unable to adjust our costs relative to our pricing, our profitability will suffer. Our effectiveness in managing our cost structure will be a key determinate of future profitability and competitiveness.

Our business is dependent on a number of raw materials that are subject to volatility in price and availability.

We use a number of raw materials in our products, including certain metals such as cobalt, titanium, nickel, tantalum and molybdenum, which are found in only a few parts of the world and are available from a limited number of suppliers. The availability and costs of these metals may be influenced by private or government cartels, changes in world politics, unstable governments in exporting nations and inflation. These metals are required for the alloys used or manufactured in our investment castings, forged products and fasteners segments. We have escalation clauses for nickel, titanium and other metals in a number of our long-term contracts with major customers, but we are not usually able to fully offset the effects of changes in raw material costs. We also employ "price-in-effect" metal pricing in our alloy production businesses to lock-in the current cost of metal at the time of production or time of shipment. The ability of key metal suppliers to meet quality and delivery requirements can also impact our ability to meet commitments to customers. Future shortages or price fluctuations in raw materials could result in decreased sales as well as margins, or otherwise adversely affect our business. The enactment of new or increased import duties on raw materials imported by us could also increase the costs to us of obtaining the raw materials and might adversely affect our business.

Our business is affected by federal rules, regulations and orders applicable to government contractors.

A number of our products are manufactured and sold under U.S. government contracts or subcontracts. Consequently, we are directly and indirectly subject to various federal rules, regulations and orders applicable to government contractors. From time to time, we are also subject to government inquiries and investigations of our business practices due to our participation in government programs. These inquiries and investigations are costly and consuming of internal resources. Violation of applicable government rules and regulations could result in civil liability, in cancellation or suspension of existing contracts or in ineligibility for future contracts or subcontracts funded in whole or in part with federal funds, any of which could have a material adverse effect on our business.

Our business is subject to environmental regulations and related liabilities and liabilities associated with chemicals and substances in the workplace.

We are subject to various federal, state and foreign environmental laws and regulations concerning, among other things, water discharges, air emissions, hazardous material and waste management and environmental cleanup. Environmental laws and regulations continue to evolve and we may become subject to increasingly stringent environmental standards in the future, particularly under air quality and water quality laws and standards related to climate change issues, such as reporting of greenhouse gas emissions. We are required to comply with environmental laws and the terms and conditions of multiple environmental permits. Failure to comply with these laws or permits could result in fines and penalties or the need to install pollution control equipment that could be costly. We also may be required to make additional expenditures, which could be significant, relating to environmental matters on an ongoing basis. We also own properties, or conduct or have conducted operations at properties, where hazardous materials have been used for many years, including during periods before careful management of these materials was required or generally believed to be necessary. Consequently, we will continue to be subject to environmental laws that impose liability for historical releases of hazardous substances.

Our financial statements include reserves for future costs arising from environmental issues relating to our properties and operations. Our accruals for known environmental liabilities represent our best estimate of our probable future obligations for the investigation and remediation of known contaminated sites. Our accruals include asserted and unasserted claims. The estimate of our environmental costs is based on currently available facts, present laws and regulations and current technology and take into consideration our prior experience in site investigation and remediation, the data available for each site, and the professional judgment of our environmental specialists and consultants. Although recorded liabilities include our best estimate of all probable costs, our total costs for the final settlement of each site cannot be predicted with certainty due to the variety of factors that make potential costs associated with contaminated sites inherently uncertain, such as: the nature and extent of site contamination, available remediation alternatives, the extent to which remedial actions will be required, the time period over which costs will be incurred, the number and economic viability of other responsible parties, and whether we have any opportunity of contribution from third parties, including recovery from insurance policies. In addition, sites that are in the early stages of investigation are subject to greater uncertainties than mature sites that are close to completion. Although the sites we identify vary across the spectrum, approximately half of our sites could be considered at an early stage of the investigation and remediation process. Therefore, our cost estimates and the accruals associated with those sites are subject to greater uncertainties. Environmental contingent liabilities are often resolved over a long period of time and the timing of expenditures depends on a number of factors that vary by site. We expect that we will expend present accruals over many years and that remediation of all currently known sites will be completed within 30 years. While it is possible that a significant portion of the accrued costs may be paid out over the next ten years, we anticipate that no individual site will be considered to be material. We cannot ensure that our reserves are adequate to cover the total cost of remedial measures that may eventually be required by environmental authorities with respect to known environmental matters or the cost of claims that may be asserted in the future with respect to environmental matters about which we are not yet aware. Accordingly, the costs of environmental remediation or claims may exceed the amounts reserved.

We have been named as a PRP at sites identified by the EPA and state regulatory agencies for investigation and remediation under CERCLA and similar state statutes. Under CERCLA, and under similar state statutes, potentially responsible parties are jointly and severally liable, and therefore we will continue to be potentially liable to the government or third parties for the full cost of remediating contamination at our facilities or former facilities or at third-party sites where we have been designated a PRP. In estimating our current reserves for environmental matters, we have assumed that we will not bear the entire cost of remediation of every site to the exclusion of other PRPs who may be jointly and severally liable. It is also possible that we will be designated a PRP at additional sites in the future.

Like many other industrial companies in recent years, we are defendants in lawsuits alleging personal injury as a result of exposure to chemicals and substances in the workplace, including asbestos. To date, we have been dismissed from a number of these suits and have settled a number of others. The outcome of litigation such as this is difficult to predict and a judicial decision unfavorable to us could be rendered, possibly having a material adverse effect on our business.

Our business is subject to risks associated with international operations.

We purchase products from and supply products to businesses located outside of the United States. We also have significant operations located outside the United States. In fiscal 2009, approximately 19 percent of our total sales were attributable to our non-U.S. subsidiaries. A number of risks inherent in international operations could have a material adverse effect on our international operations and, consequently, on our results of operations, including:

- currency fluctuations;
- difficulties in staffing and managing multi-national operations;
- general economic and political uncertainties and potential for social unrest in countries in which we operate;
- limitations on our ability to enforce legal rights and remedies;
- restrictions on the repatriation of funds;
- changes in trade policies;
- tariff regulations;
- difficulties in obtaining export and import licenses; and
- the risk of government financed competition.

We sell extruded pipe for the power generation market. A majority of these sales are exported to power generation customers in China, some of which are affiliated with the Chinese government. These sales are subject to the risks associated with international sales generally. In addition, changes in demand could result from a reduction of power plant build rates in China due to economic conditions or otherwise, or increased competition from Chinese manufacturers who have cost advantages or who may be preferred suppliers.

Any lower than expected rating of our bank debt and debt securities could adversely affect our business.

Two rating agencies, Moody's and Standard & Poor's ("S&P"), rate our debt securities. S&P upgraded our debt rating during fiscal 2008 and Moody's upgraded our debt rating during fiscal 2009. If the rating agencies were to reduce their current ratings, our interest expense may increase and the instruments governing our indebtedness could impose additional restrictions on our ability to make capital expenditures or otherwise limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate or our ability to take advantage of potential business opportunities. These modifications also could require us to meet more stringent financial ratios and tests or could require us to grant a security interest in our assets to secure the indebtedness. Our ability to comply with covenants contained in the instruments governing our existing and future indebtedness may be affected by events and circumstances beyond our control. If we breach any of these covenants, one or more events of default, including cross-defaults between multiple components of our indebtedness, could result. These events of default could permit our creditors to declare all amounts owing to be immediately due and payable, and terminate any commitments to make further extensions of credit.

Our production may be interrupted due to equipment failures or other events affecting our factories.

Our manufacturing processes depend on certain sophisticated and high-value equipment, such as some of our forging presses for which there may be only limited or no production alternatives. Unexpected failures of this equipment could result in production delays, revenue loss and significant repair costs. In addition, our factories rely on the availability of electrical power and natural gas, transportation for raw materials and finished product, and employee access to our workplace that are subject to interruption in the event of severe weather conditions or other natural or manmade events, such as the interruption suffered by our Houston, Texas plant as a result of Hurricane Ike. While we maintain backup resources to the extent practicable, a severe or prolonged equipment outage or other interruptive event affecting areas where we have significant manufacturing operations may result in loss of manufacturing or shipping days which could have a material adverse effect on our business.

We could be faced with labor shortages, disruptions or stoppages if our relations with our employees were to deteriorate.

Our operations rely heavily on our skilled employees. Any labor shortage, disruption or stoppage caused by any deterioration in employee relations or difficulties in the renegotiation of labor contracts could reduce our operating margins and income. Approximately 22 percent of our employees are affiliated with unions or covered by collective bargaining agreements. Failure to negotiate a new labor agreement when required could result in a work stoppage. Although we believe that our labor relations have generally been satisfactory, it is possible that we could become subject to additional work rules imposed by agreements with labor unions, or that work stoppages or other labor disturbances could occur in the future, any of which could reduce our operating margins and income and place us at a disadvantage relative to non-union competitors.

Product warranty and product liability risks could adversely affect our operating results.

We produce many critical parts for commercial and military aircraft and for high pressure applications in power plants. Failure of our parts could give rise to substantial product liability claims. We maintain insurance addressing this risk, but there can be no assurance that the insurance coverage will be adequate or will continue to be available on terms acceptable to us. We manufacture our parts to strict contractually-established standards and tolerances using complex manufacturing processes. If we fail to meet the contractual requirements for a product we may be subject to product warranty costs and claims. These costs are generally not insured.

We could be required to make additional contributions to our defined benefit pension and postretirement benefit plans as a result of adverse changes in interest rates and pension investments.

Our estimates of liabilities and expenses for pensions and other postretirement benefits incorporate significant assumptions including the rate used to discount the future estimated liability, the long-term rate of return on plan assets and assumptions relating to the employee workforce including salary increases, medical costs, retirement age and mortality. Our results of operations, liquidity, or shareholders' equity in a particular period could be affected by a decline in the rate of return on plan assets, the rate used to discount the future estimated liability, or changes in employee workforce assumptions. We may have to contribute more cash to various pension plans and record higher pension-related expenses in future periods as a result of decreases in the value of investments held by these plans.

A global recession or continued disruption in global financial markets could adversely affect us.

A global recession or continued disruption in the global financial markets presents risks and uncertainties that we cannot predict. Currently, we have seen a moderate decline in demand for our products due to these global economic conditions. However, our access to credit to finance our operations has not been materially limited. If these conditions continue or worsen, we face risks that may include:

- declines in revenues and profitability from reduced or delayed orders by our customers;
- supply problems associated with any financial constraints faced by our suppliers;
- restrictions on our access to short-term commercial paper borrowings or other credit sources;
- reductions to our banking group or to our committed credit availability due to combinations or failures of financial institutions; and
- increases in corporate tax rates to finance government spending programs.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our manufacturing plants and administrative offices, along with certain information concerning the products and facilities are as follows:

		Building Space (sq. ft.)		
Division	**No. of Facilities**	**Leased**	**Owned**	**Total**
Executive & Corporate Offices				
Domestic	2	567	42,118	42,685
Foreign	—	—	—	—
Investment Cast Products				
Domestic	52	796,273	2,447,381	3,243,654
Foreign	5	15,000	372,960	387,960
Forged Products				
Domestic	37	428,847	6,066,979	6,495,826
Foreign	26	623,213	2,407,207	3,030,420
Fastener Products				
Domestic	35	1,222,862	1,633,140	2,856,002
Foreign	19	318,513	816,605	1,135,118
Discontinued Operations				
Domestic	2	—	495,000	495,000
Foreign	4	—	98,375	98,375
Total Company				
Domestic	128	2,448,549	10,684,618	13,133,167
Foreign	54	956,726	3,695,147	4,651,873
Total	182	3,405,275	14,379,765	17,785,040

We believe our principal properties include facilities suitable and adequate for our present needs for the manufacture of our products. We continue to expand our manufacturing capacity to meet anticipated market demand for our products; see "Item 7. Management's Discussion and Analysis."

ITEM 3. LEGAL PROCEEDINGS

For a description of claims relating to environmental matters, see "Item 1. Business-Environmental Compliance."

In October 2008, the West Virginia Department of Environmental Protection ("DEP") filed a lawsuit in the Circuit Court of Cabell County alleging that a Special Metals Corporation subsidiary placed off-site hazardous waste water from its Burnaugh, Kentucky facility into two non-permitted sumps at its Huntington, West Virginia facility. The waste water was transported in 26 shipments over a three-day period in May-June 2007. The complaint acknowledged the subsidiary's eventual proper treatment and disposal of the waste water. The complaint did not allege any harm to the environment. On April 13, 2009, this incident was settled by Special Metals Corporation agreeing to pay $110,024 to the DEP.

Various claims and lawsuits arising during the normal course of business are pending against us. In the opinion of management, the outcome of these lawsuits will not have a material adverse effect on our consolidated financial position, results of operations, cash flows or business.

Like many other industrial companies in recent years, we are a defendant in lawsuits alleging personal injury as a result of exposure to chemicals and particulates, including asbestos, integrated into our premises and processes and certain historical products. The particulates at issue are no longer incorporated in any currently manufactured products, and we have implemented safety protocols to reduce exposure to chemicals and remaining particulates in the workplace. To date, we have been dismissed from a number of these suits and have settled a number of others. Based on the information available to us as of the date of filing of this report, we believe, based on our review of the facts and the law, that the potential exposure from the resolution of any or all of these matters will not have a material adverse effect on our consolidated financial position, results of operations, cash flows or business.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

ITEM 4A. EXECUTIVE OFFICERS OF THE REGISTRANT (a)

Name	Officer Since	Age	Position Held With the Registrant
Mark Donegan	(b) 1992	52	Chairman and Chief Executive Officer
Shawn R. Hagel	(c) 1997	43	Senior Vice President and Chief Financial Officer and Assistant Secretary
Kenneth D. Buck	(d) 2005	49	Executive Vice President and President-PCC Airfoils and Wyman-Gordon
Steven G. Hackett	(e) 2004	52	Executive Vice President
Kevin M. Stein	(f) 2009	43	Executive Vice President and President-Fastener Products
Roger A. Cooke	(g) 2000	60	Senior Vice President-General Counsel and Secretary
John W. Ericksen	(h) 2006	47	Senior Vice President-Corporate Training and Organizational Development
Ross M. Lienhart	(i) 2004	56	Senior Vice President and President-Structurals Casting Operations
Joseph I. Snowden	(j) 2006	52	Senior Vice President and President-Special Metals Corporation
Roger P. Becker	(k) 2008	55	Vice President-Corporate Taxes and Assistant Secretary
Steven C. Blackmore	(l) 2008	47	Vice President and Treasurer and Assistant Secretary
Byron J. Gaddis	(m) 2000	52	Vice President and Chief Information Officer
Russell S. Pattee	(n) 2008	45	Vice President-Corporate Controller and Assistant Secretary
Kirk G. Pulley	(o) 2004	40	Vice President-Strategic Planning and Corporate Development

(a) *The above information is reported as of May 1, 2009. The officers serve for a term of one year and until their successors are elected. Unless otherwise indicated, all positions have been held for the last five years.*

(b) *Elected Chairman in 2003 and Chief Executive Officer in 2002. Previously was elected Executive Vice President in 1992. Named President-Wyman-Gordon in 1999. Previously served as President-PCC Structurals.*

(c) *Elected Senior Vice President and Chief Financial Officer and Assistant Secretary in 2008. Previously was elected Vice President, Corporate Controller in 2000.*

(d) *Elected Executive Vice President and President-PCC Airfoils and Wyman-Gordon in 2008. Previously was elected Senior Vice President and President-PCC Airfoils in 2005. Previously served as the President of PCC Airfoils and Vice President and General Manager of the Minerva Plant.*

(e) *Elected Executive Vice President and President-Fastener Products Division in 2007. He transitioned from this position in 2009 and continues to serve as an Executive Vice President of the Company. Previously, he was Vice President in charge of PCC Structurals' small structural business operations.*

(f) *Elected Executive Vice President and President-Fastener Products Division in 2009. Prior to joining PCC, he was Division President for Cooper Industries and General Manager for Tyco Electronics.*

(g) *Elected Senior Vice President-General Counsel and Secretary in 2008. Previously was elected Vice President-Regulatory and Legal Affairs and Secretary in 2000.*

(h) *Elected Senior Vice President Organizational Development in 2008. Previously served as Senior Vice President-Small Structurals Casting Operations, Vice President-Corporate Organizational Development, and President-Wyman-Gordon Forgings East.*

(i) *Elected Senior Vice President and President-Large Structurals Casting Operations in 2006. Previously served as Senior Vice President and President-PCC Structurals.*

(j) *Elected Senior Vice President and President-Special Metals Corporation in 2006. Previously served as President of Specialty Material and Alloys Group.*

(k) *Elected Vice President in 2008. Prior to joining PCC, he served as Vice President Taxes for Smurfit-Stone Container Corporation.*

(l) *Elected Vice President and Treasurer and Assistant Secretary in 2008. Previously served as Assistant Treasurer.*

(m) *Elected Vice President in 2000.*

(n) *Elected Vice President in 2008. Prior to joining PCC, he served as Vice President and Corporate Controller for Merix Corporation and Corporate Controller for Louisiana-Pacific Corporation.*

(o) *Elected Vice President-Strategic Planning and Corporate Development in 2004. Prior to joining PCC, he was a Vice President in investment banking with Goldman Sachs & Co.*

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

As of March 29, 2009, there were 5,910 shareholders of record of our common stock. Our common stock is listed on the New York Stock Exchange under the symbol PCP. It is also traded on the Chicago Stock Exchange, the Pacific Stock Exchange and the Philadelphia Stock Exchange. For information concerning the quarterly high and low closing prices of PCC common stock and dividend data, refer to the Quarterly Financial Information table in Item 8, Financial Statements and Supplementary Data. We expect to continue to pay quarterly cash dividends, subject to our earnings, financial condition and other factors.

Return to Shareholders Performance Graph

The following line graph provides a comparison of the annual percentage change in the Company's cumulative total shareholder return on its common stock to the cumulative total return of the S&P 500 Index and the S&P 500 Aerospace and Defense Index. The comparison assumes that $100 was invested on March 31, 2004 in PCC common stock and in each of the foregoing indices and, in each case, assumes the reinvestment of dividends. In addition, information has been adjusted to reflect the two-for-one stock split effective in September 2005.



Comparison of Cumulative Five Year Total Return
$700
$600
$500
$400
$300
$200
$100
$0
Precision Castparts Corp.
S&P 500 Index
S&P 500 Aerospace & Defense Index
2004
2005
2006
2007
2008
2009

MEASUREMENT PERIOD
(by fiscal year)

	2004	2005	2006	2007	2008	2009
S&P 500	100.0	107.74	121.16	135.49	127.89	81.41
S&P 500 Aerospace & Defense	100.0	127.92	157.52	182.81	191.45	116.02
Precision Castparts Corp.	100.0	177.02	277.30	486.54	474.37	295.93

ITEM 6. SELECTED FINANCIAL DATA

Five-Year Summary of Selected Financial Data [1]

(Unaudited)
(In millions, except employee, shareholder and per share data)

Fiscal	2009	2008	2007	2006	2005
Net sales	**$6,827.9**	$6,749.8	$5,220.8	$3,382.1	$2,755.8
Net income (loss):					
Continuing operations	**$1,038.1**	$ 959.1	$ 603.5	$ 338.7	$ 237.8
Net income (loss)	**$1,044.5**	$ 987.3	$ 633.1	$ 350.6	$ (1.7)
Return on sales from continuing operations	**15.2%**	14.2%	11.6%	10.0%	8.6%
Return on beginning shareholders' equity from continuing operations	**25.7%**	33.8%	28.2%	19.0%	13.9%
Net income (loss) per common share (basic):					
Continuing operations	**$ 7.45**	$ 6.94	$ 4.44	$ 2.54	$ 1.82
Net income (loss)	**$ 7.49**	$ 7.15	$ 4.66	$ 2.63	$ (0.01)
Net income (loss) per common share (diluted):					
Continuing operations	**$ 7.38**	$ 6.84	$ 4.37	$ 2.50	$ 1.79
Net income (loss)	**$ 7.43**	$ 7.04	$ 4.59	$ 2.58	$ (0.01)
Weighted average shares of common stock outstanding					
Basic	**139.4**	138.1	136.0	133.3	130.6
Diluted	**140.6**	140.2	138.0	135.7	133.0
Cash dividends declared per common share [2]	**$ 0.12**	$ 0.12	$ 0.12	$ 0.105	$ 0.06
Working capital	**$1,723.9**	$1,167.5	$ 378.7	$ 465.3	$ 433.4
Total assets	**$6,721.4**	$6,050.1	$5,258.7	$3,747.8	$3,625.0
Total debt	**$ 306.0**	$ 353.9	$ 871.4	$ 674.3	$ 840.2
Total equity	**$4,859.8**	$4,045.0	$2,836.2	$2,140.5	$1,780.4
Total debt as a percent of total debt and equity	**5.9%**	8.0%	23.5%	24.0%	32.1%
Book value per share	**$ 34.74**	$ 29.10	$ 20.67	$ 15.84	$ 13.45
Capital expenditures [3]	**$ 205.7**	$ 227.4	$ 223.1	$ 99.4	$ 67.6
Number of employees [4]	**20,611**	21,558	20,026	16,040	15,384
Number of shareholders of record	**5,910**	7,617	7,075	6,564	5,633

(1) All share and per share information has been restated to reflect the 2-for-1 stock split effective September 2005
(2) Cash dividends declared per common share were $0.015 for the first quarter of fiscal 2006 and $0.03 for the remaining three quarters
(3) Includes capital expenditures of discontinued operations
(4) Includes employees of discontinued operations

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(in millions, except per share data)

Business overview

Our businesses responded aggressively in a very challenging environment in fiscal 2009, attaining record levels of sales, operating income, net income from continuing operations, and earnings per share in the face of weakening foreign currency versus the U.S. dollar, lower average material prices, and a strike at a major aerospace customer. These results were principally driven by continuing strong conditions in our power generation markets and solid aerospace fastener growth, in addition to disciplined cost reduction and operational improvements across all of our segments. Also, during the year, we successfully acquired three strategically important acquisitions within the Forged and Fasteners Products segments.

On December 4, 2008, we acquired Hackney Ladish Holding Corp. ("Hackney Ladish"), a leading producer of forged pipe fittings for critical energy infrastructure and related applications. With more than 80 years of experience manufacturing pipe fittings, Hackney Ladish offers the widest range of product types and sizes in the industry. Fittings are used in piping systems throughout the energy value chain, from drilling through processing and storage. Hackney Ladish's products connect pipe, change the direction of flow, increase or reduce pipe sizes, join or separate flow, or cap pipe ends. This acquisition extends our reach into oil and gas markets and provides profitable growth opportunities for our seamless pipe and nickel-alloy tubing operations. Headquartered in Dallas, Texas, Hackney Ladish operates manufacturing facilities in Russellville, Arkansas and Enid, Oklahoma. The Hackney Ladish acquisition is a stock purchase for tax purposes and operates as part of the Forged Products segment.

On November 21, 2008, we acquired Fatigue Technology, Inc. ("FTI"), headquartered in Seattle, Washington. FTI pioneered the cold expansion process in 1969 and is the technology leader in fatigue life extension for both metal and composite airframe fastener holes. FTI has taken this foundation of creating a residual stress field around a cold-worked hole to develop innovative solutions that significantly reduce manufacturing and maintenance flow-time and costs. The resulting components are easier and faster to install, and the methods of aircraft assembly are enhanced. This acquisition continues our strategy of expanding into additional critical aerospace fastener products, thus offering our customers a wider selection of fasteners to meet all of their requirements. The FTI acquisition is an asset purchase for tax purposes and operates as part of the Fastener Products segment.

On September 30, 2008, we acquired Airdrome Holdings, LLC ("Airdrome"), which consists of Airdrome Precision Components ("APC") and AF Aerospace Ltd. ("AFA"). APC, located in Long Beach, California, is a leading supplier of hydraulic and pneumatic fluid fittings primarily for airframe applications. AFA, located in Rugby, England, manufactures a variety of machined components for aerospace applications, including fittings and other fluid conveyance products, ultra-high tensile bolts, and machined details. Fluid fittings, manufactured in nickel, titanium, and stainless steel alloys, are the critical connectors for hoses transporting fuel, hydraulic fluid, and pneumatic pressure throughout an aircraft. This acquisition also fits our strategy of enhancing our critical aerospace fastener family of products to serve our customers better. The Airdrome acquisition is an asset purchase for tax purposes and operates as part of the Fastener Products segment.

Also, during the year, we continued to increase manufacturing capacity to support growth in our core markets with completion or initiation of various large-scale capital expenditure projects, primarily within the Investment Cast Products segment. We expect fiscal 2010 capital expenditures will be approximately 5 to 10 percent lower than fiscal 2009 spending levels, with the most significant equipment upgrade and capacity expansion projects planned within the Forged Products and Investment Cast Products segments to support production demand.

We fully understand the challenges ahead of us through the first and second quarters of fiscal 2010. Our aerospace customers are making corrections to their inventories that will take some anticipated growth out of their schedules and will impact each of our three operating segments. The second quarter will also have its seasonal challenges of scheduled forge shutdowns for maintenance and extended holidays in our European operations. We are taking decisive actions on every front. We expect to see opportunities throughout our businesses to reduce operating costs and to continue to deliver strong margin performance, including higher productivity, more effective material utilization, higher yields, and lower scrap and rework. Looking ahead, we will continue to capitalize on our strong foundation across all markets. Industrial gas turbine ("IGT") aftermarket sales are growing, and we continue to gain market share and expand our customer base, countering any softening in our base OEM sales. The seamless pipe market for large coal-fired power plants remains stable. In addition, we are attacking new markets and steadily growing positions where we have had little to no share in the past.

	Fiscal Year			% Increase/(Decrease)	
	2009	**2008**	**2007**	**2009 vs. 2008**	**2008 vs. 2007**
Net sales	**$6,827.9**	$6,749.8	$5,220.8	1%	29%
Cost of goods sold	**4,838.1**	4,895.9	3,937.4	(1)%	24%
Selling and administrative expenses	**390.1**	353.5	326.9	10%	8%
Restructuring and asset impairment	**11.8**	6.1	—	93%	NA
Interest expense, net	**10.4**	42.3	52.0	(75)%	(19)%
Income before income tax and minority interest	**1,577.5**	1,452.0	904.5	9%	61%
Income tax expense	**539.1**	491.7	299.6	10%	64%
Minority interest	**(0.3)**	(1.2)	(1.4)	(75)%	(14)%
Net income from continuing operations	**1,038.1**	959.1	603.5	8%	59%
Net income from discontinued operations	**6.4**	28.2	29.6	(77)%	(5)%
Net income	**$1,044.5**	$ 987.3	$ 633.1	6%	56%
Net income per share from continuing operations (basic)	**$ 7.45**	$ 6.94	$ 4.44	7%	56%
Net income per share from discontinued operations (basic)	**0.04**	0.21	0.22	(81)%	(5)%
Net income per share (basic)	**$ 7.49**	$ 7.15	$ 4.66	5%	53%
Net income per share from continuing operations (diluted)	**$ 7.38**	$ 6.84	$ 4.37	8%	57%
Net income per share from discontinued operations (diluted)	**0.05**	0.20	0.22	(75)%	(9)%
Net income per share (diluted)	**$ 7.43**	$ 7.04	$ 4.59	6%	53%

	Fiscal Year			% Increase/(Decrease)	
Sales by Market	**2009**	**2008**	**2007**	**2009 vs. 2008**	**2008 vs. 2007**
Aerospace	**$3,611.2**	$3,768.3	$2,825.3	(4)%	33%
% of total	***53%***	*56%*	*54%*		
Power Generation	**1,703.3**	1,650.3	1,132.4	3%	46%
% of total	***25%***	*24%*	*22%*		
General Industrial & Other	**1,513.4**	1,331.2	1,263.1	14%	5%
% of total	***22%***	*20%*	*24%*		
Total Sales	**$6,827.9**	$6,749.8	$5,220.8	1%	29%
% of total	***100%***	*100%*	*100%*		

Average market price of key metals (per pound)	Fiscal Year			Increase/(Decrease)			
	2009	**2008**	**2007**	**2009 vs. 2008**		**2008 vs. 2007**	
				$	**%**	**$**	**%**
Nickel *London Metals Exchange* [(1)]	**$ 7.61**	$15.27	$13.32	$(7.66)	(50)%	$ 1.95	15%
Titanium *Ti 6-4 bulk, Metalprices.com*	**$ 2.64**	$ 6.73	$15.20	$(4.09)	(61)%	$ (8.47)	(56)%
Cobalt *Metal Bulletin COFM.8 Index* [(1)]	**$31.04**	$34.36	$19.78	$(3.32)	(10)%	$14.58	74%

(1) Source: Bloomberg

Fiscal 2009 compared with fiscal 2008

Total sales for fiscal 2009 were $6,827.9 million, an increase of $78.1 million, or 1 percent, from fiscal 2008 sales of $6,749.8 million. Total aerospace sales decreased 4 percent over fiscal 2008 levels, and decreased from 56 percent of total sales in fiscal 2008 to 53 percent of total sales in fiscal 2009. Power generation sales increased 3 percent over fiscal 2008 levels, and increased from 24 percent of total sales in fiscal 2008 to 25 percent of total sales in fiscal 2009. Sales to the general industrial and other markets increased 14 percent over the prior year, and increased from 20 percent of total sales in fiscal 2008 to 22 percent of total sales in fiscal 2009. The increase in sales was driven by the addition of approximately $65 million in sales from Airdrome, Fatigue and Hackney Ladish, which were acquired in the third quarter of fiscal 2009, and from steady improvement in IGT, extruded pipe and aerospace fasteners sales. This was partially offset by the impacts of the Boeing strike, which negatively impacted sales by approximately $184 million in fiscal 2009, and lower nickel alloy selling prices and increased internal sales at our Special Metals businesses, which negatively impacted sales by approximately $179 million and $59 million, respectively. Contractual material pass-through pricing also declined, increasing sales by approximately $419.5 million in fiscal 2009 versus approximately $460.9 million in fiscal 2008. Contractual material pass-through pricing adjustments are calculated based on market prices such as those shown in the above table in trailing periods from one to twelve months. In addition, our foreign operations reported approximately $152.9 million in reduced U.S. dollar equivalent sales year-over-year due to the strong increase in the value of the U.S. dollar relative to international currencies, primarily the British pound, the Euro, Brazilian real and Australian dollar. With regard to the commercial aircraft industry, aircraft deliveries decreased 3.4 percent in calendar year 2008, and Boeing and Airbus deliveries combined show a relatively flat growth rate through calendar year 2009. Due to manufacturing lead times, our production volumes are approximately 6 to 9 months ahead of aircraft deliveries.

Cost of goods sold was $4,838.1 million, or 71 percent of sales, in fiscal 2009 as compared to $4,895.9 million, or 73 percent of sales, in fiscal 2008. The improvement in the year-over-year percentage reflects increased productivity and improved material utilization compared to fiscal 2008. Contractual material pass-through pricing diluted gross margin by 1.9 percentage points in fiscal 2009 compared to 2.0 percentage points last year.

Selling and administrative expenses were $390.1 million, or 6 percent of sales, in fiscal 2009 compared to $353.5 million, or 5 percent of sales, in fiscal 2008. The higher year-over-year percentage was primarily due to increased stock-based compensation expense and the inclusion of our three new acquisitions in the third quarter of fiscal 2009 and a full year of Caledonian operations, partially offset by lower expense related to our deferred compensation plan compared to the prior year.

Net income from continuing operations for fiscal 2009 was $1,038.1 million, or $7.38 per share (diluted), which included restructuring charges totaling $0.06 per share (diluted). By comparison, net income from continuing operations for fiscal 2008 was $959.1 million, or $6.84 per share (diluted), which also included restructuring charges totaling $0.03 per share (diluted). Fiscal 2009 net income (including discontinued operations) was $1,044.5 million, or $7.43 per share (diluted), compared with net income of $987.3 million, or $7.04 per share (diluted) in fiscal 2008. Fiscal 2009 net income includes income of $6.4 million, or $0.05 per share (diluted), from discontinued operations, compared to income of $28.2 million, or $0.20 per share (diluted), in the prior year.

Fiscal 2008 compared with fiscal 2007

Total sales for fiscal 2008 were $6,749.8 million, an increase of $1,529.0 million, or 29 percent, from fiscal 2007 sales of $5,220.8 million. Total aerospace sales increased 33 percent over fiscal 2007 levels, and increased from 54 percent of total sales in fiscal 2007 to 56 percent of total sales in fiscal 2008. Power generation sales increased 46 percent over fiscal 2007 levels, and increased from 22 percent of total sales in fiscal 2007 to 24 percent of total sales in fiscal 2008. Sales to the general industrial and other markets increased 5 percent over the prior year, and decreased from 24 percent of total sales in fiscal 2007 to 20 percent of total sales in fiscal 2008. The acquisitions of GSC Foundries, Inc. ("GSC"), Cherry Aerospace LLC ("Cherry"), McWilliams and Caledonian Alloys Group Limited ("Caledonian") collectively contributed approximately $315 million of the year-over-year increase. The remaining increase in sales was principally driven by continued strength in our core aerospace and power generation markets. In addition, contractual pass-through pricing of higher material costs increased sales by approximately $460.9 million this year versus approximately $299.0 million in fiscal 2007. With regard to growth in the commercial aircraft industry, aircraft deliveries increased 8 percent in calendar 2007 from calendar 2006, and decreased 3.4 percent in calendar 2008 from calendar 2007. Due to manufacturing lead times, our production volumes are approximately 6 to 9 months ahead of aircraft deliveries.

Cost of goods sold was $4,895.9 million, or 73 percent of sales, in fiscal 2008 as compared to $3,937.4 million, or 75 percent of sales, in fiscal 2007. The improvement in the year-over-year percentage reflects the impact of leverage from higher sales volume and improved operating efficiencies, partially offset by increased raw material costs in fiscal 2008, primarily nickel and cobalt, which increased approximately 15 percent and 74 percent, respectively, on the London Metals Exchange and Metal Bulletin COFM.8 Index, respectively, compared to fiscal 2007.

Selling and administrative expenses were $353.5 million, or 5 percent of sales, in fiscal 2008 compared to $326.9 million, or 6 percent of sales, in fiscal 2007. The improved year-over-year percentage was primarily due to leverage from the higher sales volume and lower expense related to our deferred compensation plan compared to the prior year, partially offset by increased stock based compensation expense.

Net income from continuing operations for fiscal 2008 was $959.1 million, or $6.84 per share (diluted), which included restructuring charges totaling $0.03 per share (diluted). By comparison, net income from continuing operations for fiscal 2007 was $603.5 million, or $4.37 per share (diluted). Fiscal 2007 net income from continuing operations included tax benefits of $11.1 million, or $0.08 per share (diluted), associated with tax refund claims and changes in tax reserves resulting from completed and ongoing audits. Fiscal 2008 net income (including discontinued operations) was $987.3 million, or $7.04 per share (diluted), compared with net income of $633.1 million, or $4.59 per share (diluted) in fiscal 2007. Fiscal 2008 net income includes income of $28.2 million, or $0.20 per share (diluted), from discontinued operations, compared to income of $29.6 million, or $0.22 per share (diluted), in the prior year.

Business acquisitions

Fiscal 2009

In the third quarter of fiscal 2009, we acquired three entities for a total cost of approximately $469.3 million, which was primarily paid in cash. These transactions resulted in $308.3 million of goodwill (of which $216.2 million is deductible for tax purposes) and $55.2 million of other intangible assets, including tradenames with indefinite lives valued at approximately $31.5 million. The impact of these acquisitions was not material to our consolidated results of operations; consequently, pro forma information has not been included. As of March 29, 2009, the purchase price allocations are subject to further refinement as analyses are completed. The following is a description of the three acquisitions.

On December 4, 2008, we acquired Hackney Ladish Holding Corp. ("Hackney Ladish"), a leading producer of forged pipe fittings for critical energy infrastructure and related applications. With more than 80 years of experience manufacturing pipe fittings, Hackney Ladish offers the widest range of product types and sizes in the industry. Fittings are used in piping systems throughout the energy value chain, from drilling through processing and storage. Hackney Ladish's products connect pipe, change the direction of flow, increase or reduce pipe sizes, join or separate flow, or cap pipe ends. This acquisition extends our reach into oil and gas markets and provides profitable growth opportunities for our seamless pipe and nickel-alloy tubing operations. Headquartered in Dallas, Texas, Hackney Ladish operates manufacturing facilities in Russellville, Arkansas and Enid, Oklahoma. The Hackney Ladish acquisition is a stock purchase for tax purposes and operates as part of the Forged Products segment.

On November 21, 2008, we acquired Fatigue Technology, Inc. ("FTI"), headquartered in Seattle, Washington. FTI pioneered the cold expansion process in 1969 and is the technology leader in fatigue life extension for both metal and composite airframe fastener holes. FTI has taken this foundation of creating a residual stress field around a cold-worked hole to develop innovative solutions that significantly reduce manufacturing and maintenance flow-time and costs. The resulting components are easier and faster to install, and the methods of aircraft assembly are enhanced. This acquisition continues our strategy of expanding into additional critical aerospace fastener products, thus offering our customers a wider selection of fasteners to meet all of their requirements. The FTI acquisition is an asset purchase for tax purposes and operates as part of the Fastener Products segment.

On September 30, 2008, we acquired Airdrome Holdings, LLC ("Airdrome"), which consists of Airdrome Precision Components ("APC") and AF Aerospace Ltd. ("AFA"). APC, located in Long Beach, California, is a leading supplier of hydraulic and pneumatic fluid fittings primarily for airframe applications. AFA, located in Rugby, England, manufactures a variety of machined components for aerospace applications, including fittings and other fluid conveyance products, ultra-high tensile bolts, and machined details. Fluid fittings, manufactured in nickel, titanium, and stainless steel alloys, are the critical connectors for hoses transporting fuel, hydraulic fluid, and pneumatic pressure throughout an aircraft. This acquisition also fits our strategy of enhancing our critical aerospace fastener family of products to serve our customers better. The Airdrome acquisition is an asset purchase for tax purposes and operates as part of the Fastener Products segment.

Fiscal 2008

On July 5, 2007, we acquired Caledonian Alloys Group Limited ("Caledonian") for approximately $208.1 million in cash, of which $165.1 million was paid at close, and $21.2 million ($21.5 million based on acquisition date exchange rate) was paid in the second quarter of fiscal 2009. We expect to pay one additional contingent payment of approximately $15.4 million ($21.5 million based on acquisition date exchange rate) in the second quarter of fiscal 2010. Caledonian is a market leader in providing nickel superalloy and titanium revert management solutions for the aerospace and industrial gas turbine ("IGT") industries. Revert includes metal chips, casting gates, bar ends, forging flash, and other byproducts from casting, forging, and fastener manufacturing processes that can be re-melted and reused. The acquisition of Caledonian provides us with the infrastructure and capabilities needed to create a closed loop system for the retention and reuse of internally-generated revert. In addition, Caledonian provides access to new sources of material outside the Company and helps determine optimal utilization of revert streams throughout our melting operations worldwide. Headquartered in Livingston, Scotland, Caledonian operated nine revert processing facilities in six countries as of the date of acquisition. The Caledonian acquisition is a stock purchase for tax purposes and operates as part of the Forged Products segment. This transaction resulted in $149.3 million of goodwill (which is not deductible for tax purposes) and other intangibles.

On April 3, 2007, we acquired McWilliams, a privately-held company in Rockaway, New Jersey, for $91.4 million in cash. Founded in 1880, McWilliams is a leading manufacturer of titanium, nickel and steel forgings, primarily for commercial and military aerospace applications. McWilliams operates both hammer and screw presses for open and closed die forging at its New Jersey facility. The McWilliams acquisition is an asset purchase for tax purposes and operates as part of the Forged Products segment.

Fiscal 2007

On February 23, 2007, we acquired Cherry from Acument Global Technologies, Inc. ("Acument") for $298.1 million in cash. Founded in 1939, Cherry encompasses the aerospace operations of Acument, formerly Textron Fastening Systems, and is a manufacturer of aerospace rivets and blind bolts at its facility in Santa Ana, California. Cherry fills a gap in our product line of critical aerospace fasteners and opens up potential synergies and economies of scale with our other fastener operations. The Cherry acquisition is an asset purchase for tax purposes and operates as part of the Fastener Products segment.

On February 2, 2007, we acquired GSC, a manufacturer of aluminum and steel structural investment castings for aerospace, energy, medical and other end markets for $77.1 million in cash. GSC has operations in Ogden, Utah. The Saltillo, Mexico operation was closed subsequent to the acquisition. GSC enhances our small structural investment casting portfolio with its ability to produce larger components. The GSC acquisition is an asset purchase for tax purposes and operates as part of the Investment Cast Products segment.

On May 25, 2006, we acquired SMC, a manufacturer of high-performance nickel-based alloys and superalloys, which are sold internally and to third party customers. SMC provides our forging operations with nickel-based alloys for manufacturing aerospace components, enabling us to manage our overall value stream more cost effectively from raw material to forged components. The aggregate purchase price was $528.3 million, which principally included $310.6 million for the purchase of shares and $240.1 million for the repayment of SMC's outstanding debt and related termination costs, partially offset by $22.3 million of cash acquired. The SMC acquisition is a stock purchase for tax purposes and operates as part of the Forged Products segment.

Discontinued operations

Our financial statements were impacted by activities relating to the planned or completed divestiture of a number of our businesses. These businesses have been accounted for under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Accordingly, any operating results of these businesses are presented in our Consolidated Statements of Income as discontinued operations, net of income tax, and all prior periods have been reclassified.

Fiscal 2009

In the third quarter of fiscal 2009, we decided to dispose of two automotive fastener operations. The decision to discontinue these automotive fastener operations resulted from their non-core nature coupled with further erosion in the automotive market. These operations have been reclassified from the Fasteners Products segment to discontinued operations in the third quarter of fiscal 2009.

In the first quarter of fiscal 2009, we sold the stock of our Technova entities, a foreign operation held for sale and previously recorded as discontinued from our former Flow Technologies pumps and valves business. The transaction resulted in a gain of approximately $3.0 million.

Fiscal 2008

In the fourth quarter of fiscal 2008, we entered into an agreement to sell the Unbrako fastener business headquartered in Shannon, Ireland. The sale was completed in the second quarter of fiscal 2009, resulting in a gain of approximately $3.5 million. Unbrako was reclassified from the Fastener Products segment to discontinued operations.

Also in the fourth quarter, we decided to sell the Kladno alloy manufacturing business located in the Czech Republic. Kladno primarily supplied steel ingots to Wyman-Gordon's Grafton, Massachusetts operation. Kladno was reclassified from the Forged Products segment to discontinued operations and continues to be marketed.

In January 2008, we completed the sale of Rescal for approximately $11.2 million. Rescal, which is located in France, was acquired with SMC and was held for sale since the first quarter of fiscal 2007. The sale of the business generated a tax-effected gain of $4.6 million, or $0.03 per share (diluted) in the fourth quarter of fiscal 2008.

In January 2008, we completed the sale of Shape Memory Alloys ("SMA") for $30.2 million. The SMA business was acquired with SMC in the first quarter of fiscal 2007, and was reclassified from the Forged Products segment to discontinued operations during the third quarter of fiscal 2008. The sale of the business generated a tax-effected gain of $16.3 million, or $0.12 per share (diluted), of which $4.0 million, or $0.03 per share (diluted), was recognized in the third quarter of fiscal 2008.

Fiscal 2007

In the second quarter of fiscal 2007, we sold our interest in Wyman-Gordon FRISA to our 50% joint venture partner for $30.0 million in cash. In addition, the buyer assumed and subsequently repaid $17.4 million of debt upon closing. At the time of the closing, the joint venture entity operated a manufacturing facility located in Mexico that was engaged in the manufacture of forged products using the ring rolling process. FRISA was reclassified from the Forged Products segment to discontinued operations.

In the first quarter of fiscal 2007, we decided to sell the refiner rebuild business of J&L Fiber Services and close our AFT Composites business. These businesses were reclassified from the former Industrial Products segment (now the Fastener Products segment) to discontinued operations. Both transactions were completed during the third quarter of fiscal 2007.

Restructuring, asset impairment and other non-recurring charges

We regularly assess our cost structure to ensure that operations are properly sized for prevailing market conditions, taking into consideration current and forecasted conditions in markets we serve. The following restructuring and asset impairment charges were recorded in fiscal 2009 and 2008.

Fiscal 2009

In the third quarter of fiscal 2009, we incurred restructuring and impairment charges of $11.8 million pursuant to plans to downsize operations across all segments. We had been gearing up for aerospace growth into fiscal 2010, whereas future demand now appears to be flattening out, particularly in the casting and forging aerospace markets. The charges consisted of $9.3 million for employee severance expenses and $2.5 million for impairments and relocation expenses related with long lived assets. These restructuring plans provided for terminations of approximately 990 employees in the third and fourth quarters of fiscal 2009 and first quarter of fiscal 2010. The restructuring and impairment charges recorded by the Investment Cast Products segment, Forged Products segment and Fastener Products segment were $5.2 million, $3.7 million and $2.9 million, respectively, during fiscal 2009. As of March 29, 2009, $2.1 million remained in accrued liabilities related to the restructuring plans. The tax-effected impact of these charges was $7.9 million, or $0.06 per share (diluted).

Fiscal 2008

During the fourth quarter of fiscal 2008, the Investment Cast Products segment recorded restructuring charges of $6.1 million, primarily for shut down costs associated with an underutilized machining operation located in the United Kingdom. The tax-effected impact of these charges was $4.3 million, or $0.03 per share (diluted).

Overall Outlook, Impacts of the Global Economic Recession and Program Delays

Recent economic events have created recessionary economic conditions in many industries and created a crisis in global financial markets including commercial credit markets. While we are not immune to impacts of the current global recession, we believe our strong financial position will enable us to take advantage of opportunities in our markets served and continue to make operational improvements in our businesses.

During the recently completed fiscal 2009, approximately 53 percent of our sales were to customers in the global aerospace markets. Until the recent economic events occurred, we believed, based on customer forecasts, that the aerospace production rates would continue to experience growth throughout fiscal 2010 and possibly beyond, particularly due to anticipated build rates of major new aerospace programs such as the Boeing 787 and Airbus A380, each of which contains significant per-ship-set revenue for PCC. We had built up our employee base in anticipation of that growth. We believe that although aerospace production rates will remain flat for fiscal 2010 as compared with fiscal 2009 levels, sales will be negatively impacted by inventory corrections due in part to delays in both the Boeing 787 and Airbus A380 programs. We still believe that these programs will represent significant future revenue streams for the Company, but the revenues will be recognized later than originally anticipated. During the third quarter of fiscal 2009, we recognized restructuring charges of $11.8 million (before income taxes), which primarily related to downsizing the workforce in anticipation of the moderating future aerospace growth in the near-term. We have, however, been able to increase our market share in aerospace, particularly in the Fasteners Products segment. Our most significant customers in the aerospace industry are primarily large, well-financed businesses that we believe have the ability to weather the economic downturn. Therefore, while there is significant uncertainty as to the direction of the economy in future periods, we do not anticipate significant collection issues with our accounts receivable or marketability of our in-process inventories. However, our customers depend on demand from their end-use customers, as well as the end-use customers' financial viability, of which we are unable to make an assessment. We must rely on the forecasted information provided from time to time by our customers as guidance with regard to the impacts from the current and future economic environment.

During fiscal 2009, approximately 25 percent of our sales were to customers in the global power generation markets, which include our IGT business as well as sales of our seamless extruded pipe. We expect steady demand in both of these product lines due to demand rates, large current sales backlogs and our ability to win further market share. Our most significant customers in the power generation markets are primarily large, well-financed businesses that we believe should have the ability to weather the economic downturn or are customers for which sales are backed by letters of credit on which we believe there is little risk of default. Therefore, we do not anticipate significant collection issues with our accounts receivable or marketability of our in-process inventories. However, our customers depend on demand from their end-use customers, as well as the end-use customers' financial viability, of which we are unable to make an assessment. We must rely on the forecasted information provided from time to time by our customers as guidance with regard to the impacts from the current and future economic environment.

The remaining 22 percent of our sales in fiscal 2009 were into general industrial markets, including the automotive markets. It is difficult to summarize the opportunities and challenges in these markets, because the circumstances vary widely from one individual market to another. We have taken, and will continue to take, precautionary measures with customers in these markets to limit our exposure, to the extent possible, to potential bankruptcies and other financial issues experienced by these customers. These measures include shortening cash collection terms, regular updating of credit profiles, discontinuance of further business with customers not paying in a timely manner and the requirement of cash in advance of shipments, among others. Due to the diversity of markets and customer profiles in these businesses and the precautionary steps referred to previously, we do not anticipate severe impacts on our business or significant exposure to credit losses in these markets. However, it is reasonably possible that we may experience unanticipated unfavorable impacts.

We follow an investment philosophy of diversified investing and risk mitigation when managing our pension plans. The investments in our pension plans, which totaled approximately $1.2 billion as of the end of fiscal 2009, have experienced investment losses that averaged approximately 5 percent during fiscal 2009. This compares with our weighted average expected long-term annual investment return of 8 percent for U.S. plans and 7.5 percent for non-U.S. plans. The losses on our pension investments will result in increased net periodic pension expense in fiscal 2010. In the first month of fiscal 2010, we contributed $190.6 million to our defined benefit pension plans, including a voluntary contribution of $188.9 million, to increase plan funding and to mitigate the impact of these pension investment losses on our income in future years. We believe our financial position and liquidity will allow us to make all required pension contributions as well as any additional voluntary contributions that management deems advisable. At this time, the Company does not expect to make any additional voluntary contributions to the defined benefit pension plans in fiscal 2010.

See the Changes in Financial Condition and Liquidity section for a discussion of the impact of the global financial climate and credit shortage on liquidity.

Financial results by segment

We analyze our operating segments in accordance with Statement of Financial Accounting Standard ("SFAS") No. 131, "Disclosure about Segments of an Enterprise and Related Information," and manage our business across three reportable segments: Investment Cast Products, Forged Products and Fastener Products. Segment operating income amounts presented below exclude restructuring and asset impairment charges.

	Fiscal Year			% Increase/(Decrease)	
	2009	2008	2007	2009 vs. 2008	2008 vs. 2007
Net sales:					
Investment Cast Products	**$2,291.3**	$2,160.0	$1,748.3	6%	24%
Forged Products	**2,978.4**	3,168.1	2,350.6	(6)%	35%
Fastener Products	**1,558.2**	1,421.7	1,121.9	10%	27%
Consolidated net sales	**$6,827.9**	$6,749.8	$5,220.8	1%	29%
Segment operating income:					
Investment Cast Products	**$ 586.3**	$ 521.8	$ 382.3	12%	36%
% of sales	***25.6%***	*24.2%*	*21.9%*		
Forged Products	**652.9**	699.5	409.5	(7)%	71%
% of sales	***21.9%***	*22.1%*	*17.4%*		
Fastener Products	**459.0**	373.7	251.7	23%	48%
% of sales	***29.5%***	*26.3%*	*22.4%*		
Corporate expense	**(98.5)**	(94.6)	(87.0)	(4)%	(9)%
Total segment operating income	**1,599.7**	1,500.4	956.5	7%	57%
% of sales	***23.4%***	*22.2%*	*18.3%*		
Restructuring and asset impairment	**11.8**	6.1	—		
Interest expense, net	**10.4**	42.3	52.0		
Consolidated income before income taxes and minority interest	**$1,577.5**	$1,452.0	$ 904.5		

	Fiscal Year			% Increase/(Decrease)	
	2009	**2008**	**2007**	**2009 vs. 2008**	**2008 vs. 2007**
Contractual material pass-through:					
Investment Cast Products	**$ 81.3**	$100.4	$ 55.8	(19)%	80%
Forged Products	**325.9**	345.9	224.4	(6)%	54%
Fastener Products	**12.3**	14.6	18.8	(16)%	(22)%
Total contractual material pass-through	**$419.5**	$460.9	$299.0	(9)%	54%

	Fiscal Year			% Increase/(Decrease)	
	2009	**2008**	**2007**	**2009 vs. 2008**	**2008 vs. 2007**
Intercompany sales: (1)					
Investment Cast Products (2)	**$ 263.8**	$122.6	$ 71.4	115%	72%
Forged Products (3)	**836.0**	642.4	258.4	30%	149%
Fastener Products (4)	**110.9**	111.0	81.1	—	37%
Total intercompany sales	**$1,210.7**	$876.0	$410.9	38%	113%

(1) *Intercompany sales consist of each segment's total intercompany sales, including intercompany sales within a segment and between segments.*
(2) *Investment Cast Products: Includes intersegment sales of $24.0 million, $27.4 million and $4.1 million for fiscal 2009, 2008 and 2007, respectively.*
(3) *Forged Products: Includes intersegment sales of $75.6 million, $41.0 million and $8.3 million for fiscal 2009, 2008 and 2007, respectively.*
(4) *Fastener Products: Includes intersegment sales of $3.3 million, $2.3 million and $1.8 million for fiscal 2009, 2008 and 2007, respectively.*

Investment Cast Products

The Investment Cast Products segment includes PCC Structurals, PCC Airfoils and SMAG. These businesses manufacture investment castings, or provide related investment casting materials and alloys, for aircraft engines, IGT engines, airframes, armaments, medical prostheses and other industrial applications.

	Fiscal Year			% Increase/(Decrease)	
	2009	**2008**	**2007**	**2009 vs. 2008**	**2008 vs. 2007**
Sales by Market:					
Aerospace	**$1,316.8**	$1,314.5	$1,133.2	0%	16%
% of total	***57%***	*61%*	*65%*		
Power Generation	**686.2**	567.8	409.5	21%	39%
% of total	***30%***	*26%*	*23%*		
General Industrial & Other	**288.3**	277.7	205.6	4%	35%
% of total	***13%***	*13%*	*12%*		
Total Sales	**$2,291.3**	$2,160.0	$1,748.3	6%	24%
Operating income	**$ 586.3**	$ 521.8	$ 382.3	12%	36%
% of sales	***25.6%***	*24.2%*	*21.9%*		

Fiscal 2009 compared with fiscal 2008

The Investment Cast Products segment reported fiscal 2009 sales of $2,291.3 million, an increase of 6 percent from the prior year's sales of $2,160.0 million. The year-over-year increase in sales reflects continuing strength and increased customer penetration in the global IGT markets and solid growth in aerospace markets in the first half of the fiscal year prior to the Boeing strike, which we estimate negatively impacted sales by approximately $112 million in fiscal 2009, and approximately $28 million in reduced U.S. dollar equivalent sales year-over-year due to the strong increase in the value of the U.S. dollar relative to international currencies, primarily the British pound. Sales also include $81.3 million of higher pricing related to contractual pass-through of increased material costs compared to $100.4 million in fiscal 2008.

Operating income for the Investment Cast Products segment was $586.3 million or 25.6 percent of sales in fiscal 2009, compared to $521.8 million, or 24.2 percent of sales, in fiscal 2008. The increase in operating income reflects the impact of cost reductions and improved productivity and lower raw material costs, primarily nickel and titanium, which have decreased approximately 50 percent and 61 percent, respectively, on the London Metals Exchange ("LME") and Metalprices.com, respectively, compared to fiscal 2008, which helped to offset the negative impact of lost sales due to the Boeing strike. The weakening of foreign currencies relative to the U.S. dollar had a negative impact of approximately $5 million on operating income in fiscal 2009. The continued improvement in operating margins as a percent of sales was driven by higher productivity, effective material utilization and lower scrap costs. Contractual material pass-through pricing diluted operating margins by 0.9 percentage points in fiscal 2009 compared to 1.2 percentage points last year.

The Investment Cast Products segment anticipates slightly reduced sales in fiscal 2010, primarily driven by decreased demand from commercial aerospace as the industry completes inventory corrections in the first half of the fiscal year to adjust from previous growth expectations. [Continued weakness in international currencies would also impact this segment.] Reduced aerospace sales and negative currency impact are expected to be partially offset by continued growth in power generation sales, with additional capacity utilized to support this growth. Operating margins, as a percent of sales, are expected to improve in fiscal 2010 as a result of continued improvements in operating efficiencies.

Fiscal 2008 compared with fiscal 2007

The Investment Cast Products segment reported fiscal 2008 sales of $2,160.0 million, an increase of 24 percent from the prior year's sales of $1,748.3 million. Approximately $45 million, or 11 percent of this increase reflects incremental sales of GSC, which was acquired in the fourth quarter of fiscal 2007. The remaining increase in sales reflects growth in the commercial and regional aerospace markets and strengthening demand in the IGT power generation businesses from fiscal 2008. Sales also include $100.4 million of higher pricing related to contractual pass-through of increased material costs compared to $55.8 million in fiscal 2007.

Operating income for the Investment Cast Products segment was $521.8 million or 24.2 percent of sales in fiscal 2008, compared to $382.3 million, or 21.9 percent of sales, in fiscal 2007. The increase in operating income reflects the impact of higher sales volume, partially offset by higher raw material costs, primarily nickel and cobalt, which increased approximately 15 percent and 74 percent, respectively, on the London Metals Exchange and Metal Bulletin COFM.8 Index, respectively, compared to fiscal 2007. The continued improvement in operating margins as a percent of sales was driven by leverage from the increased sales volume and improved manufacturing performance, partially offset by the impact of higher raw material costs and pass-through pricing. While the majority of the higher material costs were recovered from contractual terms allowing for pass-through pricing to protect operating income, they dilute operating income as a percent of sales. Contractual material pass-through pricing diluted operating margins by 1.2 percentage points in fiscal 2008 compared to 0.7 percentage points last year.

Forged Products

The Forged Products segment includes the operations of Wyman-Gordon and SMC, which was acquired in the first quarter of fiscal 2007. These businesses manufacture forged components from sophisticated titanium and nickel-based alloys principally for the aerospace and power generation markets, or manufacture nickel and cobalt-based alloys used to produce forged components for aerospace and non-aerospace markets which include products for oil and gas, chemical processing, and pollution control applications. The segment also provides nickel superalloy and titanium revert management solutions, re-melting various material byproducts and reusing them in casting, forging, and fastener manufacturing processes. Forged Products' sales to the aerospace and power generation markets are derived primarily from the same large engine customers served by the Investment Cast Products segment, with additional aerospace sales to manufacturers of landing gear and other airframe components. The Forged Products segment also produces extruded pipe for the power generation and the oil and gas industries.

	Fiscal Year			% Increase/(Decrease)	
	2009	**2008**	**2007**	**2009 vs. 2008**	**2008 vs. 2007**
Sales by Market:					
Aerospace	**$1,158.0**	$1,476.1	$1,024.0	(22)%	44%
% of total	***39%***	*47%*	*44%*		
Power Generation	**997.6**	1,064.1	704.1	(6)%	51%
% of total	***33%***	*33%*	*30%*		
General Industrial & Other	**822.8**	627.9	622.5	31%	1%
% of total	***28%***	*20%*	*26%*		
Total Sales	**$2,978.4**	$3,168.1	$2,350.6	(6)%	35%
Operating income	**$ 652.9**	$ 699.5	$ 409.5	(7)%	71%
% of sales	***21.9%***	*22.1%*	*17.4%*		

Fiscal 2009 compared with fiscal 2008

The Forged Products segment reported fiscal 2009 sales of $2,978.4 million, a decrease of 6 percent from the prior year's sales of $3,168.1 million. The acquisition of Hackney Ladish in the third quarter of fiscal 2009 contributed approximately $24 million in incremental sales over the prior year. The decrease in sales from the prior year reflects the decline in external selling prices of nickel alloy from the segment's three primary mills, which negatively impacted external sales by approximately $179 million in fiscal 2009 versus fiscal 2008. Nickel prices decreased approximately 50 percent on the LME compared to fiscal 2008. In addition, we estimate fiscal 2009 was negatively impacted by the Boeing strike by approximately $60 million. In fiscal 2009, the Forged Products segment dedicated more resources for internal production which impacted top-line revenues by approximately $59 million. In addition, the segment's foreign operations reported approximately $85 million in reduced U.S. dollar equivalent sales year-over-year due to the strong increase in the value of the U.S. dollar relative to international currencies, primarily the British pound and Australian dollar. These declines were partially offset by a 40.3 percent increase in extruded pipe sales. Fiscal 2009 sales also include $325.9 million of higher contractual pricing related to pass-through of increased raw material costs, compared to $345.9 million last year. Total intercompany sales, including sales within and between segments, increased from $642.4 million in fiscal 2008 to $836.0 million in fiscal 2009. These sales are eliminated in consolidation.

Operating income for the Forged Products segment was $652.9 million or 21.9 percent of sales in fiscal 2009, compared to $699.5 million, or 22.1 percent of sales, in fiscal 2008. Operating income was negatively impacted by lost sales related to the Boeing strike and the impact of the 29,000-ton press failure at the segment's Houston facility during the year. In addition, the weakening of foreign currencies relative to the U.S. dollar had a negative impact of approximately $15 million on operating income in fiscal 2009. Increased efficiencies and improved internal coordination of resources and material utilization helped to partially offset the negative impact. The contractual pass-through of higher raw material costs diluted operating margins by 2.7 percentage points in both fiscal 2009 and 2008.

Sales within this segment are expected to be lower in fiscal 2010 consistent with declines in the commercial aerospace markets, partially offset by continued demand in extruded pipe, non-aerospace nickel alloy sales from our Special Metals Corporation mills and a full year of sales from Hackney Ladish. While we see opportunities for increased market share, the segment is also expected to continue to moderately grow its internal supply of materials in fiscal 2010, which will have a negative impact on reported top-line revenues. Continued weakness in international currencies would also impact this segment. Operating income as a percent of sales is expected to show improvement, benefiting from the expected increase in extruded pipe sales and further cost reduction initiatives.

Fiscal 2008 compared with fiscal 2007

The Forged Products segment reported fiscal 2008 sales of $3,168.1 million, an increase of 35 percent from the previous year's sales of $2,350.6 million. Approximately $150 million or 18 percent of the increase in sales reflects the acquisitions of McWilliams and Caledonian. The remaining increase in year-over-year sales was driven by increased demand for aerospace products, improving demand in the North American market for extruded pipe, and a full year of sales from SMC compared to 10 months in fiscal 2007. Sales of extruded pipe increased 38 percent year-over-year, from $272.6 million in fiscal 2007 to $375.8 million in fiscal 2008. Fiscal 2008 sales also include $345.9 million of higher contractual pricing related to pass-through of increased raw material costs, compared to $224.4 million in fiscal 2007. In fiscal 2008, the Forged Products segment dedicated more resources for internal production which impacts top-line revenues. Total intercompany sales, including sales within and between segments, increased from $258.4 million in fiscal 2007 to $642.4 million in fiscal 2008. These sales are eliminated in consolidation.

Operating income for the Forged Products segment was $699.5 million or 22.1 percent of sales in fiscal 2008, compared to $409.5 million, or 17.4 percent of sales, in fiscal 2007. Operating income as a percent of sales benefited from increased sales volume, which included increased sales of higher margin power generation products, and from implementation of successful cost-reduction initiatives. In addition to continuing improvements from base businesses, SMC continued to make significant margin improvements throughout the year, which were driven by continuing yield improvements, higher production volumes, and inventory reductions. These improvements were partially offset by higher material costs, primarily nickel and cobalt, which increased approximately 15 percent and 74 percent, respectively, on the London Metals Exchange and Metal Bulletin COFM.8 Index, respectively, compared to fiscal 2007. The contractual pass-through of higher raw material costs diluted operating margins by 2.7 percentage points in fiscal 2008 compared to 1.8 percentage points in fiscal 2007.

Fastener Products

The Fastener Products segment includes the Aerospace Fasteners and Engineered Fasteners groups. In addition, the segment includes the integration of the former Industrial Products segment in the fourth quarter of fiscal 2007. The businesses that comprise this segment produce fasteners, fastener systems and components for critical applications in the aerospace, automotive and industrial machinery markets as well as applications and monitoring units utilized in the power generation industry.

	Fiscal Year			% Increase/(Decrease)	
	2009	**2008**	**2007**	**2009 vs. 2008**	**2008 vs. 2007**
Sales by Market:					
Aerospace	**$1,136.5**	$ 977.7	$ 668.0	16%	46%
% of total	***73%***	*69%*	*60%*		
Power Generation	**19.4**	18.4	18.8	5%	(2)%
% of total	***1%***	*1%*	*1%*		
General Industrial & Other	**402.3**	425.6	435.1	(5)%	(2)%
% of total	***26%***	*30%*	*39%*		
Total Sales	**$1,558.2**	$1,421.7	$1,121.9	10%	27%
Operating income	**$ 459.0**	$ 373.7	$ 251.7	23%	48%
% of sales	***29.5%***	*26.3%*	*22.4%*		

Fiscal 2009 compared with fiscal 2008

The Fastener Products segment reported fiscal 2009 sales of $1,558.2 million, a 10 percent increase from fiscal 2008 sales of $1,421.7 million. The increase in sales primarily resulted from aerospace sales growing approximately 16 percent compared to the prior year largely due to market share gains. The growth in aerospace sales included approximately $41 million related to Airdrome and FTI, which were acquired in the third quarter of fiscal 2009. The segment overcame negative pressures due to the Boeing strike, which accounted for a decrease in Fastener Products sales of approximately $12 million in fiscal 2009. Additional negative impacts to sales in this segment included the continuation of a depressed North American automotive market, coupled with softening in both the European and Brazilian automotive markets, as well as weakness in other areas of the general industrial market. In addition, our foreign operations reported approximately $39 million in reduced U.S. dollar equivalent sales year-over-year due to the strong increase in the value of the U.S. dollar relative to international currencies, primarily the British pound and Brazilian real.

Operating income for the Fasteners segment was $459.0 million or 29.5 percent of sales in fiscal 2009, compared to $373.7 million, or 26.3 percent of sales, in fiscal 2008. The improvement in operating margins reflected leverage from the increased sales volume and increased sales in the higher margin aerospace business, as well as the impact of continued efforts to reduce costs and improve manufacturing processes. This was slightly offset by the weakening of foreign currencies relative to the U.S. dollar, which had a negative impact of approximately $10 million on operating income in fiscal 2009.

Fastener Products segment sales are expected to be relatively flat during fiscal 2010 as a result of decreased demand from aerospace customers primarily in the business jet and distributor businesses, partially offset by continued market share gains and a full year of sales from the acquisitions that were completed in the third quarter of fiscal 2009. Continued weakness in international currencies would also impact this segment. Operating income as a percent of sales is expected to improve due to continuing cost take-outs.

Fiscal 2008 compared with fiscal 2007

The Fastener Products segment reported fiscal 2008 sales of $1,421.7 million, a 27 percent increase from fiscal 2007 sales of $1,121.9 million. The increase in sales primarily resulted from higher sales from the Aerospace Fastener operations, of which approximately $121 million represented incremental sales from a full year of Cherry Aerospace, acquired in the fourth quarter of fiscal 2007. Sales from the Engineered Fastener and industrial products operations decreased 4 percent year-over-year, principally due to weaker demand from the automotive industry.

Operating income for the Fasteners segment was $373.7 million or 26.3 percent of sales in fiscal 2008, compared to $251.7 million, or 22.4 percent of sales, in fiscal 2007. The improvement in operating margins reflected leverage from the increased sales volume and increased sales in the higher margin aerospace business, as well as the impact of continued efforts to reduce costs and improve manufacturing processes.

Interest and taxes

Net interest expense in fiscal 2009 was $10.4 million, compared with $42.3 million in fiscal 2008. The lower net interest expense was due to significantly reduced debt levels, lower borrowing rates, and higher interest income earned on higher average cash balances compared to the prior year. Net interest expense in fiscal 2008 was $42.3 million, compared with $52.0 million in fiscal 2007. The lower net interest expense in fiscal 2008 was due to reduced debt levels, lower borrowing rates, and higher interest income compared to the previous year.

The effective tax rate for fiscal 2009 was 34.2 percent, 0.3 percentage points higher than the 33.9 percent effective tax rate in fiscal 2008. The increase in tax rate was principally due to reduced tax benefits from lower foreign tax rates, a decrease in benefits from the U.S. manufacturing deduction (due to increased tax deductions for pension contributions), and a reduction in favorable audit settlements year over year, partially offset by an increase in benefits from the federal research credit.

The effective tax rate for fiscal 2008 was 33.9 percent, compared with 33.2 percent in fiscal 2007. The slight increase in tax rate was principally due to reduced tax benefits from audit settlements in fiscal 2008 compared to fiscal 2007, and the loss of the extraterritorial income exclusion benefit in 2008, which was partially offset by a larger U.S. manufacturing deduction in 2008 compared to 2007.

Liquidity and capital resources

Total assets of $6,721.4 million at March 29, 2009 represented a $671.3 million increase from the $6,050.1 million balance at March 30, 2008, principally reflecting a $498.0 million addition of total assets from the acquisitions of Airdrome, Fatigue and Hackney Ladish, in addition to $333.2 million of higher cash balances. Partially offsetting this increase was lower accounts receivable balances due to lower external sales and the timing of sales and customer payments. Total capitalization at March 30, 2009, was $5,165.8 million, consisting of $306.0 million of debt and $4,859.8 million of equity. The debt-to-capitalization ratio improved to 5.9% at March 29, 2009 from 8.1% at the end of fiscal 2008, reflecting the impact of reduced debt resulting from strong cash flows from operations and the impact of increased equity from earnings.

Cash as of March 29, 2009 was $554.5 million, up $333.2 million from the end of fiscal 2008, and total debt was $306.3 million (including $0.3 million from discontinued operations), down $48.7 million since the end of fiscal 2008. The net positive cash flow of $381.9 million reflects cash generation from operations of $1,103.1 million and $48.2 million from the issuance of common stock and related tax benefits, partially offset by $469.3 million of cash paid for the acquisitions of Airdrome, Fatigue and Hackney Ladish, capital expenditures of $204.7 million, effect of exchange rate changes of $86.4 million, and cash dividends of $16.7 million.

Capital spending of $204.7 million in fiscal 2009 principally provided for additional capacity expansion, cost reduction and equipment upgrades throughout the Company. The capital spending plan for fiscal 2010, which is anticipated to be approximately 5 to 10 percent lower than capital spending in fiscal 2009, provides for equipment maintenance and upgrades, cost reduction and certain capacity expansion projects throughout the company.

During fiscal 2009, we contributed $23.3 million to the defined benefit pension plans, of which $8.0 million was voluntary. In addition, we contributed $17.5 million to the other postretirement benefit plans during fiscal year 2009. In the first month of fiscal 2010, we contributed $190.6 million to the defined benefit pension plans, of which $188.9 million was voluntary. We expect to contribute approximately $16.1 million of required contributions in fiscal 2010, for total contributions to the defined benefit pension plans of approximately $205.0 million in fiscal 2010. In addition, we expect to contribute approximately $11.2 million to the other postretirement benefit plans during fiscal year 2010.

We believe we will be able to meet our short- and longer-term liquidity needs for working capital, pension and other postretirement benefit obligations, capital spending, cash dividends, scheduled repayment of debt and potential acquisitions from cash generated from operations, borrowing from our existing $1.0 billion revolving credit facility or new bank credit facilities, the issuance of public or privately placed debt securities, or the issuance of equity instruments.

As noted above, our revolving bank credit facility ("Credit Agreement") provides available borrowing up to $1.0 billion through May 2012. Our unused borrowing capacity as of March 29, 2009 was $984.4 million under the Credit Agreement. The Credit Agreement contains various standard financial covenants, including maintenance of minimum net worth, interest coverage ratio and leverage ratio. The financial covenants in the Credit Agreement are our most restrictive covenants.

Our covenant requirements and actual ratios as of March 29, 2009 were as follows (dollars in millions):

	Covenant Requirement	**Actual**
Consolidated minimum net worth (1)	$2,619.1 (minimum)	$ 4,859.8
Consolidated interest coverage ratio (1)	2.25:1.00 (minimum)	80.20:1.00
Consolidated leverage ratio (1)	3.25:1.00 (maximum)	0.17:1.00

(1) Terms are defined in the Amended and Restated Credit Agreement filed as an exhibit to Form 8-K on October 19, 2005.

As of March 29, 2009, we were in compliance with all financial covenants of our loan agreements.

Historically, we have also issued commercial paper as a method of raising short-term liquidity. We believe we continue to have the ability to issue commercial paper, even in the current credit markets, and have issued minor amounts of commercial paper in the third quarter and early in the fourth quarter to cover short-term cash requirements. We do not anticipate any changes in our ability to borrow under our current credit facility, but changes in the financial condition of the participating financial institutions could negatively impact our ability to borrow funds in the future. Should that circumstance arise, we believe that we would be able to arrange any needed financing, although we are not able to predict what the terms of any such borrowings would be, or the source of the borrowed funds, due to the current instability in the global credit markets.

Contractual obligations and commercial commitments

We are obligated to make future payments under various contracts such as debt agreements and lease agreements. The following table represents our contractual cash obligations as of March 29, 2009 and the estimated timing of future cash payments:

Contractual Cash Obligations	Total	2010	2011	2012	2013	2014	Thereafter
Long-term debt	$306.0	$ 55.2	$15.4	$14.7	$ 5.3	$205.0	$10.4
Operating leases (1)	63.2	18.7	12.5	9.7	7.8	5.1	9.4
Interest on fixed-rate debt	64.0	15.2	13.8	13.3	12.4	8.6	0.7
Interest on variable-rate debt (2)	0.4	0.3	0.1	—	—	—	—
Acquisition related obligation	15.4	15.4	—	—	—	—	—
Total	$449.0	$104.8	$41.8	$37.7	$25.5	$218.7	$20.5

(1) Operating lease obligations include $0.2 million attributable to an operation held-for-sale.

(2) Interest on variable-rate debt is based on current prevailing interest rates.

Our reserve for uncertain tax positions on March 29, 2009 was $28.5 million. Due to the uncertainties associated with settling these liabilities, we are unable to make reasonable estimates of the period of cash settlement of these liabilities. As a result, our reserve for unrecognized tax benefits is excluded from the table above. See Note 12 to the Consolidated Financial Statements for additional information regarding our reserve for uncertain tax positions.

The table above also excludes estimated required cash contributions to our qualified pension plans totaling approximately $215.2 million over the next five years: $16.1 million in fiscal 2010, $43.7 million in fiscal 2011, $49.1 million in fiscal 2012, $44.1 million in fiscal 2013 and $62.2 million in fiscal 2014. Due to the $188.9 million voluntary contribution made in the first month of fiscal 2010, actual required cash contributions in future years are expected to be less than the amounts stated above. We also have benefit payments due under our non-qualified pension and other post-retirement benefit plans that are not required to be funded in advance, but are pay-as-you-go. See Note 14 to the Consolidated Financial Statements for additional information.

Critical accounting policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout the Management's Discussion and Analysis where such policies affect reported and expected financial results. For a detailed discussion on the application of these and other significant accounting policies, see the Notes to the Consolidated Financial Statements of this Annual Report. Note that the preparation of this Annual Report requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Revenue recognition

We recognize revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the contract or purchase order, ownership and risk of loss have passed to the customer, collectibility is reasonably assured, and pricing is fixed and determinable. In instances where title does not pass to the customer upon shipment, we recognize revenue upon delivery or customer acceptance, depending on terms of the sales agreement. Service sales, representing maintenance and engineering activities, are recognized as services are performed. Shipping and handling costs billed to customers are included in revenue.

Valuation of inventories

All inventories are stated at the lower of the cost to purchase or manufacture the inventory or the estimated market value of the inventory. Cost for inventories at a significant number of our operations is determined on a last-in, first-out ("LIFO") basis. The average inventory cost method is utilized for most other inventories. We regularly review inventory quantities on hand and record a provision for excess or obsolete inventory equal to the difference between the cost of the inventory and the estimated market value based on the age, historical usage or assumptions about future demand for the inventory. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required, which could have a significant impact on the value of our inventories and reported operating results.

Goodwill and acquired intangibles

From time to time, we acquire businesses in purchase transactions that typically result in the recognition of goodwill and other intangible assets, which may affect the amount of future period amortization expense and possible impairment charges. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect the consolidated financial statements.

Goodwill and indefinite-lived intangible assets are tested for impairment at a minimum each fiscal year in the second quarter or when events or circumstances indicate that the carrying value of these assets may not be recoverable. Our reporting units consist of the three operating segments within our Investment Cast Products reportable operating segment and the two operating segments within our Forged Products reportable operating segment as well as a number of reporting units in our Fasteners Products operating segment. The Fasteners Products operating segment includes several aggregated component units (referred to as the Fasteners Products reporting unit) and three other reporting units for which the segment manager regularly reviews performance. During fiscal 2009, PCC Precision Tool group ("PTG") was included in the Fasteners Group reporting unit as the business is closely related and integral to the Fasteners Group reporting unit. During fiscal 2008, PTG was a separate reporting unit. We performed an impairment test for the Fasteners Products reporting unit as a result of this change and no impairment was indicated. There were no other changes to our reporting units for goodwill impairment testing during fiscal 2008 and 2009.

Testing for goodwill impairment involves the estimation of the fair value of the reporting units. Discounted cash flow models are typically used in these valuations. Such models require the use of significant estimates and assumptions primarily based on future cash flows, expected market growth rates, our estimates of sales volumes, sales prices and related costs, and the discount rate applied, which reflects the weighted average cost of capital. Management uses the best available information at the time fair values of the reporting units are estimated; however, estimates could be materially impacted by factors such as changes in growth trends and specific industry conditions, with the potential for a corresponding adverse effect on the consolidated financial statements potentially resulting in impairment of the goodwill. We also consider comparable transactions to estimate the fair value of the reporting units. The cash flow models used to determine fair value are most sensitive to the expected future cash flows and the discount rate for each reporting unit. The discount rate used in the cash flow models for the fiscal 2009 goodwill impairment analysis averaged 10%. The annual growth rate for earnings before interest and taxes varied by reporting unit and ranged from 4% to 20% over the initial five-year forecast period. A sensitivity analysis determined that using terminal growth rates of 3%, 4% or 5% would not result in impairment in the fiscal 2009 goodwill impairment analysis. We performed a sensitivity analysis on both of these factors and determined that the forecast for future earnings before interest and taxes used in the cash flow model could decrease by 10% and the discount rate used could increase by a factor of 4% from the rate utilized, and the goodwill of our reporting units would not be impaired. The reporting unit that would be most sensitive to worsening economic conditions has $12.4 million of goodwill recorded as of March 29, 2009. Other than the change in reporting units within the Fasteners operating segment, there were no triggering events during the third and fourth quarters requiring a goodwill impairment test in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets."

Environmental costs

The estimated future costs for known environmental remediation requirements are accrued on an undiscounted basis when it is probable that a liability has been incurred and the amount of remediation costs can be reasonably estimated. When only a range of amounts is established, and no amount within the range is better than another, the minimum amount of the range is recorded. Recoveries of environmental remediation costs from other parties are recorded as assets when collection is probable. Adjustments to our accruals may be necessary to reflect new information as investigation and remediation efforts proceed. The amounts of any such adjustments could have a material adverse effect on our results of operations in a given period, but any amounts, and the possible range of any amounts in excess of those already accrued, are not reasonably estimable at this time. Total environmental reserves accrued at March 29, 2009 and March 30, 2008 were $83.4 million and $84.0 million, respectively.

FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143" ("FIN 47") clarifies the term conditional asset retirement obligation as used in Statement of Financial Accounting Standard ("SFAS") No. 143 and requires a liability to be recorded if the fair value of the obligation can be reasonably estimated. Asset retirement obligations covered by this Interpretation include those for which an entity has a significant obligation to perform an asset retirement activity, however the timing or method of settling the obligation are conditional on a future event that may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.

In accordance with SFAS No. 143 and FIN 47, we record all known asset retirement obligations for which the liability can be reasonably estimated. Currently, we have identified a known asset retirement obligation associated with environmental contamination at one of our manufacturing facilities. However, we have not recognized a liability under FIN 47 for this retirement obligation because the fair value of remediation at this site cannot be reasonably estimated since the settlement date is unknown at this time. The settlement date is unknown because remediation of this site is not required until production ceases, and we have no current or future plans to cease production. This asset retirement obligation, when estimable, is not expected to have a material adverse effect on our consolidated financial position, results of operations, cash flows or business.

Income taxes

Provisions for federal, state and foreign income taxes are calculated on reported pre-tax earnings based on current tax law and also include, in the current period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. Significant judgment is required in determining income tax provisions and evaluating tax positions. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Beginning in fiscal 2008, we account for uncertain tax positions in accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). As a result, we report a liability resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to uncertain tax positions in income tax expense.

Pension and other postretirement benefit plans

We sponsor many domestic and foreign defined benefit pension plans. Our pension and postretirement benefit plans are accounted for in accordance with Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)." Plan assets have been valued at fair value in accordance with Statement of Financial Accounting Standards No. 157, "Fair Value Measurements."

Pension and postretirement expense and liability amounts are derived from several significant assumptions, including the discount rate, expected return on plan assets and health care cost trend rate. We derive a market-based discount rate from yields on high quality, liquid fixed income securities at a specific measurement period, at the end of our fiscal year for valuation of our pension liabilities. We use only highly-rated bonds (AA/Aa or higher) to estimate the interest rate at which our pension benefits could be settled. Our assumed return on plan assets is derived from a review of past performance, anticipated future performance in light of market conditions and our investment allocation and consultation with our investment advisors. As the assumed rate of return on plan assets is a long-term assumption, it is not anticipated to be as volatile as the discount rate, which is a point-in-time measurement.

For our U.S. Plans, we used a long-term rate of return assumption of 8.0% to calculate the 2009 and 2010 net periodic pension cost. For our non-U.S. Plans, we used a long-term rate of return assumption of 7.5% to calculate the 2009 and 2010 net periodic pension cost. For our U.S. Plans, we used a discount rate assumption of 7.25% for the total benefit obligation of our pension plans at our March 29, 2009 measurement date. For our non-U.S. Plans, we used a discount rate assumption of 6.68% for the total benefit obligation of our pension plans at our March 29, 2009 measurement date. For fiscal 2009, our U.S. net periodic pension expense was $25.1 million and non-U.S. net periodic pension income was $0.3 million. We estimate that for fiscal 2010, our U.S. net periodic pension expense will be approximately $30.8 million and non-U.S. net periodic pension income will be approximately $0.7 million.

The table below quantifies the approximate impact, as of March 29, 2009, of a one-quarter percentage point decrease in our assumptions for discount rate and expected return on assets, holding other assumptions constant.

	0.25 Percentage Point Decrease
Increase in annual costs:	
Discount rate	$ 3.1
Expected long-term rate of return	3.4
Increase in projected benefit obligation:	
Discount rate	$44.0

The approximate impact, as of March 29, 2009, of a one percentage point increase in our assumption for the health care cost trend rate, holding other assumptions constant, on our total service and interest cost components and accumulated postretirement benefit obligation is not significant.

Recently issued accounting standards

In April 2009, the FASB issued Staff Position No. FAS 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments" ("FSP FAS 107-1 and APB 28-1"), which amends SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", and APB Opinion No. 28, "Interim Financial Reporting", to require disclosures about fair value of financial instruments in interim and annual reporting periods. FSP FAS 107-1 and APB 28-1 is effective for our first quarter ending June 28, 2009. The adoption of FSP FAS 107-1 and ABP 28-1 may require additional disclosures regarding financial instruments; however, it will not impact our consolidated financial position, results of operations or cash flows.

In December 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets." This FSP provides guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP is effective for the Company in fiscal 2010. As FSP No. 132(R)-1 only requires enhanced disclosures, the adoption of this FSP will not have an impact on our consolidated financial position, results of operations or cash flows.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and establishes the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with Generally Accepted Accounting Principles ("GAAP"). SFAS No. 162 will be effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board ("PCAOB") amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The adoption is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

In April 2008, the FASB issued FSP No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP No. FAS 142-3"). This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). The objective of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (Revised), "Business Combinations" ("SFAS No. 141(R)") and other U.S. GAAP. This FSP is effective for the Company beginning in the first quarter of fiscal 2010, and will be applied prospectively to intangible assets acquired after the effective date.

On March 19, 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133" ("SFAS No. 161"). This new standard requires enhanced disclosures for derivative instruments, including those used in hedging activities. We adopted SFAS No. 161 in the fourth quarter of fiscal 2009. As SFAS No. 161 only requires enhanced disclosures, the adoption of SFAS No. 161 did not impact our consolidated financial position, results of operations or cash flows.

On December 4, 2007, the FASB issued SFAS No. 141(Revised), "Business Combinations" ("SFAS No. 141(R)"), and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51" ("SFAS No. 160"). These new standards are the U.S. GAAP outcome of a joint project with the International Accounting Standards Board. SFAS No. 141(R) and SFAS No. 160 introduce significant changes in the accounting for and reporting of business acquisitions and noncontrolling interests in a subsidiary. SFAS No. 141(R) and SFAS No. 160 continue the movement toward the greater use of fair values in financial reporting and increased transparency through expanded disclosures. SFAS No. 141(R) changes how business acquisitions are accounted for, including expensing acquisition costs as incurred, and will impact financial statements at the acquisition date and in subsequent periods. SFAS No. 160 requires noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. SFAS No. 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of our fiscal year 2010. Generally, the effects of SFAS No. 141(R) will depend on future acquisitions. SFAS No. 160 is effective for the Company beginning in the first quarter of fiscal 2010. The adoption of SFAS No. 160 will not have a significant impact on the reporting of our consolidated financial position, results of operations, or cash flows as noncontrolling interests are not material to the financial statements.

On April 1, 2007, we adopted the recognition and disclosure requirements of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS No. 158"), which required that our Consolidated Balance Sheets reflect the funded status of the pension and postretirement plans. We have historically used a December 31 measurement date for our pension and postretirement plans. Effective for fiscal year 2009, we measured plan assets and obligations as of March 29, 2009, the end of our fiscal year, eliminating the use of the option in SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," to measure up to three months prior to the financial statement date. See Note 14 to the Consolidated Financial Statements. As a result of the adoption of the change in measurement date, we recorded a decrease to the ending balance of retained earnings as of March 29, 2009 of $5.8 million after tax.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

At various times, we use derivative financial instruments to limit exposure to changes in foreign currency exchange rates, interest rates and prices of strategic raw materials. Fluctuations in the market values of such derivative instruments are generally offset by reciprocal changes in the underlying economic exposures that the instruments are intended to hedge. Because derivative instruments are used solely as hedges and not for speculative trading purposes, they do not represent incremental risk to the Company. For further discussion of derivative financial instruments, refer to Item 8. Financial Statements and Supplementary Data.

Interest Rate Risk

We have variable rate debt obligations that expose us to interest rate risk. If market interest rates had averaged 10 percent higher than actual levels in fiscal 2009 or 2008, the effect on our interest expense and net income would not have been material.

Foreign Currency Risk

The majority of our revenue, expense and capital purchasing activities are transacted in U.S. dollars; however, we are exposed to fluctuations in foreign currencies for transactions denominated in other currencies. As discussed in the "Summary of Significant Accounting Policies" in the Financial Statements and Supplementary Data, we had foreign currency hedges in place at March 29, 2009 and March 30, 2008 to reduce such exposure. The estimated loss in fair value on foreign currency hedges outstanding as of March 29, 2009, from a hypothetical 10 percent adverse change in exchange rates, would not have been material.

Material Cost Risk

We entered into long-term supply agreements to fix the purchase price of strategic raw materials at March 29, 2009 and March 30, 2008. In addition, we had escalation clauses related to raw material pricing in certain of our contracts at March 29, 2009 and March 30, 2008. If market rates had averaged 10 percent higher than actual levels in either fiscal 2009 or 2008, the effect on our cost of sales and net earnings, after considering the effects of these agreements and contracts, would not have been material.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Statements of Income

(In millions, except per share data)	Fiscal Years Ended March 29, 2009	March 30, 2008	April 1, 2007
Net sales	**$6,827.9**	$6,749.8	$5,220.8
Cost of goods sold	**4,838.1**	4,895.9	3,937.4
Selling and administrative expenses	**390.1**	353.5	326.9
Restructuring and asset impairment	**11.8**	6.1	—
Interest expense	**18.1**	47.8	57.0
Interest income	**(7.7)**	(5.5)	(5.0)
Income before income tax expense and minority interest	**1,577.5**	1,452.0	904.5
Income tax expense	**539.1**	491.7	299.6
Minority interest	**(0.3)**	(1.2)	(1.4)
Net income from continuing operations	**1,038.1**	959.1	603.5
Net income from discontinued operations	**6.4**	28.2	29.6
Net income	**$1,044.5**	$ 987.3	$ 633.1
Net income per share from continuing operations (basic)	**$ 7.45**	$ 6.94	$ 4.44
Net income per share from discontinued operations (basic)	**0.04**	0.21	0.22
Net income per share (basic)	**$ 7.49**	$ 7.15	$ 4.66
Net income per share from continuing operations (diluted)	**$ 7.38**	$ 6.84	$ 4.37
Net income per share from discontinued operations (diluted)	**0.05**	0.20	0.22
Net income per share (diluted)	**$ 7.43**	$ 7.04	$ 4.59
Average common shares outstanding:			
Basic	**139.4**	138.1	136.0
Diluted	**140.6**	140.2	138.0

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(In millions, except share data)	March 29, 2009	March 30, 2008
Assets		
Current assets:		
Cash and cash equivalents	**$ 554.5**	$ 221.3
Receivables, net of allowance of $7.1 in 2009 and $4.9 in 2008	**908.2**	1,013.3
Inventories	**1,230.5**	986.2
Prepaid expenses	**16.0**	21.6
Deferred income taxes	**59.0**	83.0
Discontinued operations	**16.5**	46.9
Total current assets	**2,784.7**	2,372.3
Property, plant and equipment:		
Land	**64.5**	62.1
Buildings and improvements	**321.9**	315.7
Machinery and equipment	**1,552.0**	1,459.6
Construction in progress	**120.6**	122.1
	2,059.0	1,959.5
Accumulated depreciation	**(910.9)**	(853.1)
Net property, plant and equipment	**1,148.1**	1,106.4
Goodwill	**2,424.3**	2,282.4
Acquired intangible assets, net	**139.0**	55.4
Other assets	**204.3**	203.2
Discontinued operations	**21.0**	30.4
	$6,721.4	$6,050.1
Liabilities and Shareholders' Equity		
Current liabilities:		
Long-term debt currently due and short-term borrowings	**$ 55.2**	$ 19.5
Accounts payable	**602.8**	679.0
Accrued liabilities	**346.0**	416.4
Income taxes payable	**45.1**	65.4
Discontinued operations	**11.7**	24.5
Total current liabilities	**1,060.8**	1,204.8
Long-term debt	**250.8**	334.4
Pension and other postretirement benefit obligations	**328.4**	274.5
Other long-term liabilities	**107.0**	142.5
Deferred income taxes	**111.2**	45.0
Discontinued operations	**3.4**	3.9
Commitments and contingencies (See Notes)		
Shareholders' equity:		
Preferred stock, no par, 1,000,000 shares authorized and unissued in 2009 and 2008	**—**	—
Common stock, $1 stated value, authorized: 450,000,000 shares; issued and outstanding: 139,873,328 and 139,027,774 shares in 2009 and 2008	**139.9**	139.0
Paid-in capital	**1,112.7**	1,016.6
Retained earnings	**3,895.4**	2,873.4
Accumulated other comprehensive (loss) income	**(288.2)**	16.0
Total shareholders' equity	**4,859.8**	4,045.0
	$6,721.4	$6,050.1

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(In millions)	Fiscal Years Ended March 29, 2009	March 30, 2008	April 1, 2007
Operating Activities:			
Net income	**$1,044.5**	$ 987.3	$ 633.1
Net income from discontinued operations	**(6.4)**	(28.2)	(29.6)
Non-cash items:			
Depreciation and amortization	**140.5**	126.4	107.3
Deferred income taxes	**116.7**	39.8	15.8
Stock-based compensation expense	**38.1**	32.0	26.8
Excess tax benefits from share-based payment arrangements	**(11.5)**	(43.2)	(28.9)
Other non-cash adjustments	**8.0**	—	—
Changes in assets and liabilities, excluding effects of acquisitions and dispositions of businesses:			
Receivables	**125.7**	(176.5)	(143.7)
Inventories	**(181.0)**	(60.7)	106.0
Other current assets	**6.6**	3.5	(2.1)
Payables, accruals and income taxes payable	**(164.3)**	95.2	202.1
Pension and other post retirement benefit plans	**8.6**	(39.8)	16.7
Other non-current assets and liabilities	**(29.1)**	(56.1)	(46.3)
Net cash provided by operating activities of discontinued operations	**6.7**	34.0	8.3
Net cash provided by operating activities	**1,103.1**	913.7	865.5
Investing Activities:			
Acquisitions of businesses	**(490.5)**	(254.2)	(919.2)
Capital expenditures	**(204.7)**	(224.7)	(215.1)
Dispositions of businesses and other	**26.2**	52.3	71.7
Net cash provided (used) by investing activities of discontinued operations	**4.9**	(2.7)	(8.0)
Net cash used by investing activities	**(664.1)**	(429.3)	(1,070.6)
Financing Activities:			
Net change in commercial paper and short-term borrowings	**(0.1)**	(353.1)	335.4
Net change in long-term debt	**(50.0)**	(164.7)	(126.4)
Common stock issued	**36.7**	53.6	49.3
Excess tax benefits from share-based payment arrangements	**11.5**	43.2	28.9
Cash dividends	**(16.7)**	(16.6)	(16.3)
Other	**—**	—	1.1
Net cash (used) provided by financing activities of discontinued operations	**(0.8)**	(0.5)	2.0
Net cash (used) provided by financing activities	**(19.4)**	(438.1)	274.0
Effect of exchange rate changes on cash and cash equivalents	**(86.4)**	24.6	21.6
Net increase in cash and cash equivalents	**333.2**	70.9	90.5
Cash and cash equivalents at beginning of year	**221.3**	150.4	59.9
Cash and cash equivalents at end of year	**$ 554.5**	$ 221.3	$ 150.4
Supplemental Disclosures			
Cash paid during the year for:			
Interest	**$ 18.2**	$ 52.3	$ 59.2
Income taxes, net of refunds received	**$ 414.0**	$ 402.2	$ 203.2
Non-cash investing and financing activities:			
Debt assumed in connection with business acquisition	**$ 1.6**	$ 0.3	$ 2.8
Dividends declared but not paid	**$ 4.2**	$ 4.2	$ 4.1

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

(In millions, except per share data)	Common Stock Outstanding Shares	Common Stock Outstanding Amount	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)/Income	Total Shareholders' Equity	Comprehensive Income
Balance at April 2, 2006	135.1	$ 135.1	$ 780.2	$ 1,290.5	$ (65.3)	$ 2,140.5	
Common stock issued pursuant to stock plans	2.1	2.1	47.2	—	—	49.3	
Stock-based compensation expense	—	—	22.2	—	—	22.2	
Tax benefit from stock-based compensation	—	—	28.9	—	—	28.9	
Cash dividends ($0.12 per share)	—	—	—	(20.4)	—	(20.4)	
Net income	—	—	—	633.1	—	633.1	$ 633.1
Unrealized translation adjustments	—	—	—	—	68.2	68.2	68.2
Unrecognized gains on derivatives, net of $0.3 tax:							
Periodic revaluations	—	—	—	—	1.2	1.2	1.2
Pension and postretirement obligations, net of $16.4 tax expense	—	—	—	—	28.5	28.5	28.5
Cumulative effect adjustment due to the adoption of SFAS No. 158, net of $(61.7) tax benefit	—	—	—	—	(115.3)	(115.3)	
Balance at April 1, 2007	137.2	137.2	878.5	1,903.2	(82.7)	2,836.2	$ 731.0
Common stock issued pursuant to stock plans	1.8	1.8	63.2	—	—	65.0	
Stock-based compensation expense	—	—	31.7	—	—	31.7	
Tax benefit from stock-based compensation	—	—	43.2	—	—	43.2	
Cumulative effect adjustment due to the adoption of FIN 48	—	—	—	(0.5)		(0.5)	
Cash dividends ($0.12 per share)	—	—	—	(16.6)	—	(16.6)	
Net income	—	—	—	987.3	—	987.3	$ 987.3
Unrealized translation adjustments	—	—	—	—	50.9	50.9	50.9
Unrecognized gains on derivatives:							
Periodic revaluations, net of $(0.3) tax benefit	—	—	—	—	0.1	0.1	0.1
Reclassified to income, net of $(2.1) tax benefit	—	—	—	—	(4.1)	(4.1)	(4.1)
Pension and postretirement obligations, net of $29.6 tax expense	—	—	—	—	51.8	51.8	51.8
Balance at March 30, 2008	139.0	139.0	1,016.6	2,873.4	16.0	4,045.0	$ 1,086.0
Common stock issued pursuant to stock plans	**0.9**	**0.9**	**35.8**	—	—	**36.7**	
Stock-based compensation expense	—	—	**48.8**	—	—	**48.8**	
Tax benefit from stock-based compensation	—	—	**11.5**	—	—	**11.5**	
Cash dividends ($0.12 per share)	—	—	—	**(16.7)**	—	**(16.7)**	
Net income	—	—	—	**1,044.5**	—	**1,044.5**	**$1,044.5**
Unrealized translation adjustments	—	—	—	—	**(278.0)**	**(278.0)**	**(278.0)**
Unrecognized gains on derivatives:							
Periodic revaluations, net of $(0.2) tax benefit	—	—	—	—	**5.1**	**5.1**	**5.1**
Reclassified to income, net of $(3.8) tax benefit	—	—	—	—	**(8.0)**	**(8.0)**	**(8.0)**
Pension and postretirement obligations, net of $(19.2) tax benefit	—	—	—	—	**(23.3)**	**(23.3)**	**(23.3)**
Cumulative effect adjustment due to the adoption of SFAS No. 158, net of $(3.4) tax benefit	—	—	—	**(5.8)**	—	**(5.8)**	
Balance at March 29, 2009	**139.9**	**$139.9**	**$1,112.7**	**$3,895.4**	**$(288.2)**	**$4,859.8**	**$ 740.3**

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED STATEMENTS

(In millions, except option share and per share data)

1. Summary of significant accounting policies

Principles of consolidation

The consolidated financial statements include the accounts of Precision Castparts Corp. ("PCC", the "Company", or "we") and affiliates after elimination of intercompany accounts and transactions. Affiliates include majority-owned subsidiaries and companies which are fully consolidated based on PCC having a controlling financial interest or an obligation to consolidate under Accounting Principles Generally Accepted in the United States of America ("GAAP"); subsidiaries and companies are accounted for using the equity method when PCC has a non-controlling ownership interest between twenty and fifty percent; and subsidiaries and companies are accounted for using the cost method when PCC has a non-controlling ownership interest of less than 20 percent. Unless otherwise noted, disclosures herein pertain to our continuing operations. Our fiscal year is based on a 52-53 week year ending the Sunday closest to March 31.

Certain reclassifications have been made to prior year amounts to conform to the current year presentation. Such reclassifications had no effect on previously reported shareholders' equity or net income.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and highly liquid short-term instruments with maturities of three months or less at the time of purchase. These investments are available for sale with market values approximating cost.

Inventories

All inventories are stated at the lower of cost or current market values. Cost for inventories at the majority of our operations is determined on a last-in, first-out ("LIFO") basis. The average inventory cost method is utilized for most other inventories. Costs utilized for inventory valuation purposes include material, labor and manufacturing overhead.

Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation of plant and equipment is computed using the straight-line method based on the estimated service lives of the assets. Estimated service lives are generally 20 to 40 years for buildings and improvements, 5 to 15 years for machinery and equipment and 3 to 5 years for computer hardware and software. Depreciation expense was $129.0 million, $121.1 million and $103.7 million in fiscal 2009, 2008 and 2007, respectively. Gains and losses from the disposal of property, plant and equipment are included in the consolidated statements of income and were not material for any year presented. Expenditures for routine maintenance, repairs and minor improvements are charged to expense as incurred.

Goodwill and acquired intangible assets

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses, and acquired intangible assets represent items such as patents, proprietary technology, tradenames, backlog and long term customer relationships that are assigned a fair value at the date of acquisition. Goodwill and other intangible assets deemed to have indefinite lives are not subject to amortization in accordance with Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Goodwill and intangible assets with indefinite lives are tested for impairment at a minimum each fiscal year in the second quarter, or when impairment indicators exist, using the guidance and criteria described in the standard. This testing compares the carrying values of each intangible asset or reporting unit to estimated fair values. If the carrying value of these assets is in excess of estimated fair value, the carrying value is reduced to their estimated fair value or, in the case of goodwill, implied fair value.

Acquired intangible assets with finite lives are amortized using the straight-line method and include the following: patents, 1 to 19 years; proprietary technology, 15 years; tradenames, 15 years; long-term customer agreements, 1 to 12 years; and backlog, 0 to 3 years.

Long-lived assets

Long-lived assets held for use are subject to an impairment assessment upon certain triggering events. If the carrying value is no longer recoverable based upon the undiscounted future cash flows, an impairment is recorded for the difference between the carrying amount and the fair value of the asset. Long-lived assets deemed held for sale are stated at the fair value less the cost to sell.

Revenue recognition

We recognize revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the contract or purchase order, ownership and risk of loss have passed to the customer, collectability is reasonably assured, and pricing is fixed and determinable. In instances where title does not pass to the customer upon shipment, we recognize revenue upon delivery or customer acceptance, depending on terms of the sales agreement. Service sales, representing maintenance and engineering activities, are recognized as services are performed.

Shipping and Handling Fees and Costs

Shipping and handling fees and costs charged to customers are reflected in net revenues and cost of goods sold as appropriate.

Environmental costs

The estimated future costs for known environmental remediation requirements are accrued on an undiscounted basis when it is probable that a liability has been incurred and the amount of remediation costs can be reasonably estimated. When only a range of amounts is established, and no amount within the range is better than another, the minimum amount of the range is recorded. Recoveries of environmental remediation costs from other parties are recorded as assets when collection is probable. Adjustments to our accruals may be necessary to reflect new information as investigation and remediation efforts proceed. The amounts of any such adjustments could have a material adverse effect on our results of operations in a given period, but any amounts, and the possible range of any amounts in excess of those already accrued, are not reasonably estimable at this time. Total environmental reserves accrued at March 29, 2009 and March 30, 2008 were $83.4 million and $84.0 million, respectively.

Foreign currency translation

Assets and liabilities of our foreign affiliates are translated at current foreign currency exchange rates, while income and expenses are translated at average rates for the period. Translation gains and losses are reported as a component of shareholders' equity.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency, except those transactions that have been designated as hedges of identifiable foreign currency commitments or investment positions, are included in the results of operations as incurred. Transaction gains and losses had no material impact on our results of operations for any year presented.

Financial instruments

Our financial instruments include cash and cash equivalents, accounts receivable, foreign currency forward contracts, accounts payable and debt. Because of their short maturity, the carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and short-term bank debt approximate fair value. Fair value of long-term debt is based on quoted market prices or estimated using our borrowing rate at year-end for similar types of borrowing arrangements; refer to Note 6 of the Consolidated Financial Statements.

At various times, we use derivative financial instruments to limit exposure to changes in foreign currency exchange rates, interest rates and prices of natural gas and strategic raw materials. We have controls in place that limit the use of derivative financial instruments and ensure that all such transactions receive appropriate management attention.

We account for derivatives pursuant to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. This standard requires that all derivative financial instruments be recorded in the financial statements and measured at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders' equity (as a component of accumulated other comprehensive income (loss)) depending on whether the derivative is being used to hedge designated changes in fair value or cash flows.

Derivative financial instruments in place at year-end included hedges to manage the risk of changes in foreign currency exchange rates in certain of our operations. At March 29, 2009, and March 30, 2008, there was no material off-balance-sheet risk from financial instruments. We do not hold or issue financial instruments for speculative purposes.

Stock-based compensation

We account for our stock based compensation plans in accordance with SFAS No. 123(R), which requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements, with the cost measured based on the estimated fair value of the equity or liability instruments issued. Our stock-based employee compensation plans are described more fully in Note 17—Stock-based compensation plans. We recognize the compensation costs related to stock options on a straight-line basis over the requisite service period of the award, which is generally the option vesting term of four years.

The following table sets forth total stock-based compensation expense and related tax benefit recognized in the Consolidated Statements of Income:

	2009	**2008**	**2007**
Cost of good sold	**$ 13.4**	$11.1	$ 7.9
Selling, general and administrative	**24.7**	20.9	18.9
Stock-based compensation before income taxes	**38.1**	32.0	26.8
Income tax benefit	**(11.4)**	(9.7)	(8.4)
Total stock-based compensation expense after income taxes	**$ 26.7**	$22.3	$18.4

No stock-based compensation expense was capitalized as of March 29, 2009 or March 30, 2008 as it was not material. As of March 29, 2009, we had $57.0 million of total unrecognized stock-based compensation expense, net of estimated forfeitures, to be recognized over a weighted average period of 2.8 years.

The fair value of the stock-based awards, as determined under the Black-Scholes valuation model, was estimated using the weighted-average assumptions outlined below:

Fiscal	**2009**	**2008**	**2007**
Stock option plans:			
Risk-free interest rate	**1.9%**	2.2%	4.5%
Expected dividend yield	**0.2%**	0.1%	0.1%
Expected volatility	**39.8%**	37.1%	35.8%
Expected life (in years)	**2.7–4.4**	2.7–4.4	2.7–4.4
Employee Stock Purchase Plan:			
Risk-free interest rate	**1.9%**	1.6%	4.9%
Expected dividend yield	**0.1%**	0.1%	0.1%
Expected volatility	**33.3%**	37.1%	35.8%
Expected life (in years)	**1.0**	1.0	1.0

We use the U.S. Treasury (constant maturity) interest rate as the risk-free interest rate and we use 4-year historical volatility as the expected volatility. Our determination of expected terms and estimated pre-vesting forfeitures is based on an analysis of historical and expected patterns.

The weighted-average fair value of stock-based compensation awards granted and the intrinsic value of options exercised during the period were:

Fiscal	2009	2008	2007
Stock option plans:			
Grant date fair value per share	**$19.34**	$46.65	$24.47
Total fair value of awards granted	**$ 36.3**	$ 52.4	$ 38.6
Total intrinsic value of options exercised	**$ 36.7**	$141.0	$ 94.9
Employee Stock Purchase Plan:			
Grant date fair value per share	**$23.32**	$21.98	$13.97
Total fair value	**$ 7.3**	$ 6.7	$ 4.6

Income Taxes

Provisions for federal, state and foreign income taxes are calculated on reported pre-tax earnings based on current tax law and also include, in the current period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. Significant judgment is required in determining income tax provisions and evaluating tax positions. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Beginning in fiscal 2008, we account for uncertain tax positions in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" ("FIN 48"). As a result, we report a liability resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to uncertain tax positions in income tax expense.

Retirement and Other Postretirement Benefit Plans

We sponsor various defined benefit and defined contribution plans covering substantially all employees. We also sponsor postretirement benefit plans other than pensions, consisting principally of health care coverage to eligible retirees and qualifying dependents, covering less than 30% of our workforce. The liabilities and net periodic cost of our defined benefit pension and other post-retirement plans are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate, the rate of return on plan assets, and medical trend rate (rate of growth for medical costs). For the U.S. plans, the discount rate was determined based on the results of a bond matching model that constructed a portfolio of bonds with credit ratings of AA or higher that match our expected pension benefit cash flows. The discount rate was determined on the basis of the internal rate of return on the bond portfolio. For the non-U.S. plans, the iBoxx long-term bond index was used as the basis for determining discount rates. A portion of net periodic pension cost is included in production costs, which are included in inventories and subsequently recognized in net earnings as inventories are liquidated and charged to cost of sales. We amortize gains and losses, which occur when actual experience differs from actuarial assumptions, over the average future service period of employees. Our funding policy for pension plans is to contribute, at a minimum, the amounts required by applicable laws. During fiscal 2009, 2008 and 2007, we made voluntary contributions to pension plans totaling $8.0 million, $63.0 million and $19.6 million, respectively.

Effective April 1, 2007, we adopted the recognition and disclosure requirements of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS No. 158"), which requires that our Consolidated Balance Sheets reflect the funded status of the pension and postretirement plans. In reporting periods covered by SFAS No. 158, the difference between actual amounts and estimates based on actuarial assumptions will be recognized in accumulated other comprehensive income (loss) in the period in which they occur. The adoption of the recognition and disclosure requirements of SFAS No. 158 resulted in the following impacts in fiscal 2008: a reduction of $112.4 million in existing prepaid pension costs and intangible assets, the recognition of $64.6 million in accrued pension and postretirement liabilities, and a charge of $177 million ($115.3 million after-tax) to accumulated other comprehensive loss.

We have historically used a December 31 measurement date for our pension and postretirement plans. Effective March 29, 2009, we adopted the measurement date provisions of SFAS No. 158. We measured plan assets and obligations as of March 29, 2009, the end of our fiscal year, eliminating the use of the option in SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," to measure up to three months prior to the financial statement date. As a result of the adoption of the change in measurement date, we recorded a decrease to the ending balance of retained earnings as of March 29, 2009 of $5.8 million after tax.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Recently issued accounting standards

In April 2009, the FASB issued Staff Position No. FAS 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments" ("FSP FAS 107-1 and APB 28-1"), which amends SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", and APB Opinion No. 28, "Interim Financial Reporting", to require disclosures about fair value of financial instruments in interim and annual reporting periods. FSP FAS 107-1 and APB 28-1 is effective for our first quarter ending June 28, 2009. The adoption of FSP FAS 107-1 and ABP 28-1 may require additional disclosures regarding financial instruments; however, it will not impact our consolidated financial position, results of operations or cash flows.

In December 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets." This FSP provides guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP is effective for the Company in fiscal 2010. As FSP No. 132(R)-1 only requires enhanced disclosures, the adoption of this FSP will not have an impact on our consolidated financial position, results of operations or cash flows.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and establishes the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with GAAP. SFAS No. 162 will be effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board ("PCAOB") amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The adoption is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

In April 2008, the FASB issued FSP No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP No. FAS 142-3"). This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). The objective of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (Revised), "Business Combinations" ("SFAS No. 141(R)") and other U.S. GAAP. This FSP is effective beginning in the first quarter of fiscal 2010, and will be applied prospectively to intangible assets acquired after the effective date.

On March 19, 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133" ("SFAS No. 161"). This new standard requires enhanced disclosures for derivative instruments, including those used in hedging activities. We adopted SFAS No. 161 in the fourth quarter of fiscal 2009. As SFAS No. 161 only requires enhanced disclosures, the adoption of SFAS No. 161 did not impact our consolidated financial position, results of operations or cash flows.

On December 4, 2007, the FASB issued SFAS No. 141(Revised), "Business Combinations" ("SFAS No. 141(R)"), and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51" ("SFAS No. 160"). These new standards are the U.S. GAAP outcome of a joint project with the International Accounting Standards Board. SFAS No. 141(R) and SFAS No. 160 introduce significant changes in the accounting for and reporting of business acquisitions and noncontrolling interests in a subsidiary. SFAS No. 141(R) and SFAS No. 160 continue the movement toward the greater use of fair values in financial reporting and increased transparency through expanded disclosures. SFAS No. 141(R) changes how business acquisitions are accounted for, including expensing acquisition costs as incurred, and will impact financial statements at the acquisition date and in subsequent periods. SFAS No. 160 requires noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. SFAS No. 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of our fiscal year 2010. Generally, the effects of SFAS No. 141(R) will depend on future acquisitions. SFAS No. 160 is effective for the Company beginning in the first quarter of fiscal 2010. The adoption of SFAS No. 160 will not have a significant impact on the reporting of our consolidated financial position, results of operations, or cash flows as noncontrolling interests are not material to the financial statements.

On April 1, 2007, we adopted the recognition and disclosure requirements of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS No. 158"), which required that our Consolidated Balance Sheets reflect the funded status of the pension and postretirement plans. We have historically used a December 31 measurement date for our pension and postretirement plans. Effective for fiscal year 2009, we measured plan assets and obligations as of March 29, 2009, the end of our fiscal year, eliminating the use of the option in SFAS No. 87, and SFAS No. 106 to measure up to three months prior to the financial statement date. See Note 14 to the Consolidated Financial Statements. As a result of the adoption of the change in measurement date, we recorded a decrease to the ending balance of retained earnings as of March 29, 2009 of $5.8 million after tax.

3. Business acquisitions

The following acquisitions were accounted for by the purchase method of accounting and, accordingly, the results of operations have been included in the Consolidated Statements of Income since the acquisition dates.

Fiscal 2009

In the third quarter of fiscal 2009, we acquired three entities for a total cost of approximately $469.3 million, which was primarily paid in cash. These transactions resulted in $308.3 million of goodwill (of which $216.2 million is deductible for tax purposes) and $55.2 million of other intangible assets, including tradenames with indefinite lives valued at approximately $31.5 million. The impact of these acquisitions was not material to our consolidated results of operations; consequently, pro forma information has not been included. As of March 29, 2009, the purchase price allocations are subject to further refinement as analyses are completed. The following is a description of the three acquisitions.

On December 4, 2008, we acquired Hackney Ladish Holding Corp. ("Hackney Ladish"), a leading producer of forged pipe fittings for critical energy infrastructure and related applications. With more than 80 years of experience manufacturing pipe fittings, Hackney Ladish offers the widest range of product types and sizes in the industry. Fittings are used in piping systems throughout the energy value chain, from drilling through processing and storage. Hackney Ladish's products connect pipe, change the direction of flow, increase or reduce pipe sizes, join or separate flow, or cap pipe ends. This acquisition extends our reach into oil and gas markets and provides profitable growth opportunities for our seamless pipe and nickel-alloy tubing operations. Headquartered in Dallas, Texas, Hackney Ladish operates manufacturing facilities in Russellville, Arkansas and Enid, Oklahoma. The Hackney Ladish acquisition is a stock purchase for tax purposes and operates as part of the Forged Products segment.

On November 21, 2008, we acquired Fatigue Technology, Inc. ("FTI"), headquartered in Seattle, Washington. FTI pioneered the cold expansion process in 1969 and is the technology leader in fatigue life extension for both metal and composite airframe fastener holes. FTI has taken this foundation of creating a residual stress field around a cold-worked hole to develop innovative solutions that significantly reduce manufacturing and maintenance flow-time and costs. The resulting components are easier and faster to install, and the methods of aircraft assembly are enhanced. This acquisition continues our strategy of expanding into additional critical aerospace fastener products, thus offering our customers a wider selection of fasteners to meet all of their requirements. The FTI acquisition is an asset purchase for tax purposes and operates as part of the Fastener Products segment.

On September 30, 2008, we acquired Airdrome Holdings, LLC ("Airdrome"), which consists of Airdrome Precision Components ("APC") and AF Aerospace Ltd. ("AFA"). APC, located in Long Beach, California, is a leading supplier of hydraulic and pneumatic fluid fittings primarily for airframe applications. AFA, located in Rugby, England, manufactures a variety of machined components for aerospace applications, including fittings and other fluid conveyance products, ultra-high tensile bolts, and machined details. Fluid fittings, manufactured in nickel, titanium, and stainless steel alloys, are the critical connectors for hoses transporting fuel, hydraulic fluid, and pneumatic pressure throughout an aircraft. This acquisition also fits our strategy of enhancing our critical aerospace fastener family of products to serve our customers better. The Airdrome acquisition is an asset purchase for tax purposes and operates as part of the Fastener Products segment.

Fiscal 2008

On July 5, 2007, we acquired Caledonian Alloys Group Limited ("Caledonian") for approximately $208.1 million in cash, of which $165.1 million was paid at close, and $21.2 million ($21.5 million based on acquisition date exchange rate) was paid in the second quarter of fiscal 2009. We expect to pay one additional contingent payment of approximately $15.4 million ($21.5 million based on acquisition date exchange rate) in the second quarter of fiscal 2010. Caledonian is a market leader in providing nickel superalloy and titanium revert management solutions for the aerospace and industrial gas turbine ("IGT") industries. Revert includes metal chips, casting gates, bar ends, forging flash, and other byproducts from casting, forging, and fastener manufacturing processes that can be re-melted and reused. The acquisition of Caledonian provides us with the infrastructure and capabilities needed to create a closed loop system for the retention and reuse of internally-generated revert. In addition, Caledonian provides access to new sources of material outside the Company and helps determine optimal utilization of revert streams throughout our melting operations worldwide. Headquartered in Livingston, Scotland, operated nine revert processing facilities in six countries as of the date of acquisition. The Caledonian acquisition is a stock purchase for tax purposes and operates as part of the Forged Products segment. This transaction resulted in $149.3 million of goodwill (which is not deductible for tax purposes) and other intangibles. The impact of this acquisition was not material to our consolidated results of operations; consequently, pro forma information has not been included.

On April 3, 2007, we acquired McWilliams Forge Company, Inc. ("McWilliams"), a privately held company headquartered in Rockaway, New Jersey, for $91.4 million in cash. Founded in 1880, McWilliams is a manufacturer of titanium, nickel and steel forgings, primarily for commercial and military aerospace applications. McWilliams operates both hammer and screw presses for open and closed die forging. McWilliams has established long-term relationships with manufacturers of smaller aircraft engines, thereby extending the customer reach of our forging operations. The McWilliams acquisition is an asset purchase for tax purposes and operates as part of the Forged Products segment. This transaction resulted in $58.2 million of goodwill and other intangibles, which is deductible for tax purposes. The impact of this acquisition was not material to our results of operations; consequently, pro forma information has not been included.

Fiscal 2007

On February 23, 2007, we acquired Cherry Aerospace LLC ("Cherry") from Acument Global Technologies, Inc. ("Acument") for $298.1 million in cash. Founded in 1939, Cherry encompasses the aerospace operations of Acument, formerly Textron Fastening Systems, and is a manufacturer of aerospace rivets and blind bolts at its facility in Santa Ana, California. We acquired Cherry to fill a gap in our product line of critical aerospace fasteners and open up potential synergies and economies of scale with our other fastener operations. The Cherry acquisition is an asset acquisition for tax purposes and operates as part of the Fastener Products segment. This transaction resulted in $199.2 million of goodwill (which is deductible for tax purposes) and $49.3 million of other intangible assets, including a tradename with indefinite life valued at approximately $37.3 million.

On February 2, 2007, we acquired GSC Foundries, Inc. ("GSC"), a manufacturer of aluminum and steel structural investment castings for aerospace, energy, medical, and other end markets for $77.1 million in cash. GSC has operations in Ogden, Utah. The Saltillo, Mexico operation was closed subsequent to the acquisition. We acquired GSC to enhance our small structural investment casting portfolio with an ability to produce larger components. The GSC acquisition is an asset acquisition for tax purposes and operates as part of the Investment Cast Products segment. This transaction resulted in $55.1 million of goodwill (which is deductible for tax purposes) and $1.4 million of other intangible assets.

On May 25, 2006, we acquired Special Metals Corporation ("SMC"), a manufacturer of high-performance nickel-based alloys and super alloys. SMC provides our forging operations with nickel-based alloys for manufacturing aerospace components, enabling us to manage our overall value stream more cost effectively from raw material to forged component. The aggregate purchase price was $528.3 million, which principally included $310.6 million for the purchase of shares and $240.1 million for the repayment of SMC's outstanding debt and related termination costs, partially offset by $22.3 million of cash acquired. The SMC acquisition is a stock purchase for tax purposes and operates as part of the Forged Products segment. The SMC transaction resulted in the acquisition of $627.2 million of current assets, $165.9 million of property, plant and equipment, $104.6 million of goodwill and intangible assets, $16.6 million of other assets, and the assumption of $386.0 million of liabilities.

The operating results for SMC, GSC and Cherry have been included in our consolidated statement of income since the closing date of each acquisition. The following pro forma information presents a summary of our results of operations assuming the fiscal 2007 acquisitions had occurred at the beginning of fiscal 2007. The unaudited pro forma information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods presented, nor is it necessarily indicative of future results.

Fiscal	2007
Net sales	$5,490.3
Net income	$ 650.3
Net income per share—basic	$ 4.78
Net income per share—diluted	$ 4.71

4. Discontinued operations

Fiscal 2009

In the third quarter of fiscal 2009, we decided to dispose of two automotive fastener operations. The decision to discontinue these automotive fastener operations resulted from their non-core nature coupled with further erosion in the automotive market. These operations have been reclassified from the Fasteners Products segment to discontinued operations in the third quarter of fiscal 2009.

In the first quarter of fiscal 2009, we sold the stock of our Technova entities, a foreign operation held for sale and previously recorded as discontinued from our former Flow Technologies pumps and valves business. The transaction resulted in a gain of approximately $3.0 million.

Fiscal 2008

In the fourth quarter of fiscal 2008, we entered into an agreement to sell the Unbrako fastener business headquartered in Shannon, Ireland. The sale was completed in the second quarter of fiscal 2009, resulting in a gain of approximately $3.5 million. Unbrako was reclassified from the Fastener Products segment to discontinued operations.

Also in the fourth quarter of fiscal 2008, we decided to sell the Kladno alloy manufacturing business located in the Czech Republic. Kladno primarily supplied steel ingots to Wyman-Gordon's Grafton, Massachusetts operation. Kladno was reclassified from the Forged Products segment to discontinued operations and continues to be marketed.

In January 2008, we completed the sale of Rescal for approximately $11.2 million. Rescal, which is located in France, was acquired with SMC and was held for sale since the first quarter of fiscal 2007. The sale of the business resulted in a net gain of $4.6 million in the fourth quarter of fiscal 2008.

In January 2008, we completed the sale of Shape Memory Alloys ("SMA") for $30.2 million. The SMA business was acquired with SMC in the first quarter of fiscal 2007, and was reclassified from the Forged Products segment to discontinued operations during the third quarter of fiscal 2008. The sale of the business generated a net gain of $16.3 million, of which $4.0 million was recognized in the third quarter of fiscal 2008.

Fiscal 2007

In the second quarter of fiscal 2007, we sold our interest in Wyman-Gordon FRISA to our 50% joint venture partner. We received $30.0 million in cash for the sale. In addition, the buyer assumed and subsequently paid off $17.4 million of debt. At the time of the closing, the joint venture entity operated a manufacturing facility located in Mexico that was engaged in the manufacture of forged products using the ring rolling process. FRISA was reclassified from the Forged Products segment to discontinued operations.

In the first quarter of fiscal 2007, we decided to sell the refiner rebuild business of J&L Fiber Services and to close the AFT Composites business. These businesses were reclassified from the former Industrial Products segment to discontinued operations. Both transactions were completed by the third quarter of fiscal 2007.

These businesses each meet the criteria as a component of an entity under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Accordingly, any operating results of these businesses are presented in the Consolidated Statements of Income as discontinued operations, net of income tax, and all prior periods have been reclassified. The components of discontinued operations for the periods presented are as follows:

Fiscal	2009	2008	2007
Net sales	**$85.9**	$166.6	$193.3
Cost of goods sold	**85.7**	140.2	155.1
Selling and administrative expenses	**2.1**	13.0	15.2
Interest (income) expense, net	**(0.1)**	—	0.7
Net (loss) income from operations before income taxes	**(1.8)**	13.4	22.3
Income tax expense	**2.7**	6.4	1.0
Net (loss) income from operations	**(4.5)**	7.0	21.3
Gain on disposal, net of tax (benefit) expense of $(1.3), $2.2, and $(1.4)	**10.9**	21.2	8.3
Net income from discontinued operations	**$ 6.4**	$ 28.2	$ 29.6

Included in the Consolidated Balance Sheets are the following major classes of assets and liabilities associated with the discontinued operations after adjustment for write-downs to fair value less cost to sell:

	March 29, 2009	March 30, 2008
Assets of discontinued operations:		
Current assets	**$16.5**	$46.9
Net property, plant and equipment	**19.1**	29.8
Other assets	**1.9**	0.6
	$37.5	$77.3
Liabilities of discontinued operations:		
Long term debt currently due	**$ 0.3**	$ 0.6
Other current liabilities	**11.4**	23.9
Long term debt	—	0.5
Other liabilities	**3.4**	3.4
	$15.1	$28.4

5. Restructuring, asset impairment and other non-recurring charges

As of March 29, 2009 and March 30, 2008, accrued amounts remaining related to our restructuring plans amounted to $2.1 million and $4.3 million, respectively.

Fiscal 2009

In the third quarter of fiscal 2009, we incurred restructuring and impairment charges of $11.8 million pursuant to plans to downsize operations across all segments. We had been gearing up for aerospace growth into fiscal 2010, whereas future demand now appears to be flattening out, particularly in the casting and forging aerospace markets. The charges consisted of $9.3 million for employee severance expenses and $2.5 million for impairments and relocation expenses related with long lived assets. These restructuring plans provided for terminations of approximately 990 employees in the third and fourth quarters of fiscal 2009 and the first quarter of fiscal 2010. The restructuring and impairment charges recorded by the Investment Cast Products segment, Forged Products segment and Fastener Products segment were $5.2 million, $3.7 million and $2.9 million, respectively, during fiscal 2009.

Fiscal 2008

During the fourth quarter of fiscal 2008, the Investment Cast Products segment recorded restructuring charges of $6.1 million, primarily for shut-down costs associated with an underutilized machining operation located in the United Kingdom.

6. Fair value of financial instruments

We estimate that the fair value of our long-term fixed rate debt instruments was $292.0 million compared to a book value of $291.2 million at March 29, 2009. At March 30, 2008, the estimated fair value of our long-term fixed rate debt instruments was $304.2 million compared to a book value of $310.1 million. The fair value of long-term debt was estimated using our borrowing rate at year-end for similar types of borrowing arrangements. The estimated fair value of our commercial paper and other miscellaneous long-term debt approximates book value.

7. Concentration of credit risk

Approximately 53 percent, 56 percent and 54 percent of our business activity was with companies in the aerospace industry in fiscal 2009, 2008 and 2007, respectively, and approximately 11.8 percent, 12.0 percent and 11.7 percent of total sales were to General Electric in fiscal 2009, 2008 and 2007, respectively. Accordingly, we are exposed to a concentration of credit risk for this portion of receivables. We have long-standing relationships with our aerospace customers and management considers the credit risk to be low.

8. Inventories

Inventories consisted of the following:

	March 29, 2009	March 30, 2008
Finished goods	**$ 245.8**	$ 236.2
Work-in-process	**487.3**	540.3
Raw materials and supplies	**377.6**	263.8
	1,110.7	1,040.3
LIFO provision	**119.8**	(54.1)
Total	**$1,230.5**	$ 986.2

Approximately 92 percent and 87 percent of total inventories were valued on a LIFO basis at March 29, 2009 and March 30, 2008, respectively. During fiscal 2009 and 2008, certain LIFO inventory quantities were reduced. The reductions resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years, which had the effect of decreasing cost of goods sold by approximately $2.5 million in fiscal 2009 and $27.4 million in fiscal 2008 as compared with the cost of purchases in fiscal 2009 and 2008, respectively.

9. Goodwill and acquired intangibles

We perform our annual goodwill assessment test during the second quarter of each fiscal year. For fiscal 2009 and 2008, it was determined that the fair value of the related operations was greater than book value and that there was no impairment of goodwill. During fiscal 2009, PCC Precision Tool Group ("PTG") was included in the Fasteners Products Group reporting unit. During fiscal 2008, PTG was a separate reporting unit. We performed an impairment test of the Fasteners Products Group reporting unit as a result of this change and no impairment was indicated. There were no other changes to our reporting units or triggering events during the current fiscal year requiring a goodwill impairment test in accordance with SFAS No. 142.

The changes in the carrying amount of goodwill by reportable segment for fiscal 2009 and 2008 were as follows:

	April 1, 2007	Acquired	Currency translation and other (1)	March 30, 2008	Acquired	Currency translation and other (2)	March 29, 2009
Investment Cast Products	$ 347.3	$ —	$ 1.8	$ 349.1	$ —	$ (6.7)	$ 342.4
Forged Products	643.2	249.7	(8.5)	884.4	85.2	(148.4)	821.2
Fastener Products	1,098.3	—	(49.4)	1,048.9	223.1	(11.3)	1,260.7
Total	$2,088.8	$249.7	$(56.1)	$2,282.4	$308.3	$(166.4)	$2,424.3

(1) *Includes final purchase price allocations of Cherry and GSC acquisitions, which increased acquired intangible assets and decreased goodwill.*
(2) *Includes final purchase price allocations of Caledonian and McWilliams acquisitions, which increased acquired intangible assets and decreased goodwill.*

The gross carrying amount and accumulated amortization of our acquired intangible assets were as follows:

	March 29, 2009			March 30, 2008		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:						
Patents	**$16.0**	**$ (4.9)**	**$ 11.1**	$ 9.7	$(3.3)	$ 6.4
Proprietary technology	**2.3**	**(0.8)**	**1.5**	2.3	(0.7)	1.6
Tradenames	**0.5**	**(0.4)**	**0.1**	0.5	(0.3)	0.2
Long-term customer relationships	**28.0**	**(3.6)**	**24.4**	9.4	(0.5)	8.9
Backlog	**8.2**	**(6.6)**	**1.6**	2.7	(1.7)	1.0
	$55.0	**$(16.3)**	**38.7**	$24.6	$(6.5)	18.1
Unamortized intangible assets:						
Tradenames			**100.3**			37.3
Acquired intangibles, net			**$139.0**			$55.4

Amortization expense for finite-lived acquired intangible assets was $9.8 million, $3.3 million and $1.4 million for fiscal 2009, 2008 and 2007, respectively. Projected amortization expense for finite-lived intangible assets for the succeeding five fiscal years is as follows:

Fiscal Year	Estimated Amortization Expense
2010	$7.8
2011	6.8
2012	5.6
2013	5.2
2014	5.1

The amortization will change in future periods as other intangible assets are acquired, existing intangibles are disposed or impairments are recognized.

10. Accrued liabilities

Accrued liabilities consisted of the following:

	March 29, 2009	March 30, 2008
Salaries and wages payable	**$157.6**	$170.5
Other accrued liabilities	**188.4**	245.9
Total	**$346.0**	$416.4

11. Financing arrangements

Long-term debt is summarized as follows:

	March 29, 2009	March 30, 2008
5.60% Public notes due fiscal 2014	**$200.0**	$200.0
Private notes payable annually through fiscal 2015, 4.21% at March 29, 2009	**91.2**	110.1
Commercial paper, 2.85% at March 30, 2008	**—**	30.0
Other	**14.8**	13.8
	306.0	353.9
Less: Long-term debt currently due	**55.2**	19.5
Total	**$250.8**	$334.4

Long-term debt maturing in each of the next five fiscal years is as follows:

Fiscal Year	Debt
2010	$ 55.2
2011	15.4
2012	14.7
2013	5.3
2014	205.0
Thereafter	10.4
Total	$306.0

In the first quarter of fiscal 2008, we amended our $1.0 billion bank revolving credit facility ("Credit Agreement"). The amendment, among other things, reduced the facility fee and borrowing spread under the Credit Agreement, extended the maturity date of the Credit Agreement to May 2012, with an option, exercisable by the Company, to request up to two one-year extensions in the maturity date, subject to the approval of each lender.

During the third quarter of fiscal 2007, we began issuing unsecured, short-term Commercial Paper notes ("CP"). As of March 29, 2009, there were no amounts outstanding under the CP program. As of March 30, 2008, $30.0 million was outstanding under the CP program. The weighted average interest rate was approximately 2.8% and 5.3% during fiscal 2009 and 2008, respectively. We may issue CP in an amount not to exceed the amount available to be drawn under our Amended and Restated Credit Agreement, which approximates $984.4 million as of March 29, 2009. Our unused borrowing capacity at March 29, 2009 is reduced due to a $15.6 million standby letter of credit outstanding. The CP balance was classified as long-term debt as we had the intent and ability to refinance the obligation on a long-term basis through our existing Credit Agreement. CP obligations are guaranteed by certain U.S. subsidiaries of the Company, as disclosed in Note 22—Condensed Consolidating Financial Statements.

The Credit Agreement and Private Notes contain various standard financial covenants, including maintenance of minimum net worth, interest coverage ratio and leverage ratio. The Public Notes also contain various standard financial covenants. Our debt agreements also contain cross default provisions. The financial covenants in the Credit Agreement are our most restrictive covenants.

Our covenant requirements and actual ratios as of March 29, 2009 were as follows (dollars in millions):

	Covenant Requirement	Actual
Consolidated minimum net worth [1]	$2,619.1 (minimum)	$ 4,859.8
Consolidated interest coverage ratio [1]	2.25:1.00 (minimum)	80.20:1.00
Consolidated leverage ratio [1]	3.25:1.00 (maximum)	0.17:1.00

(1) *Terms are defined in the Amended and Restated Credit Agreement filed as an exhibit to Form 8-K on October 19, 2005.*

As of March 29, 2009, we were in compliance with all financial covenants of our loan agreements.

12. Income taxes

Total pre-tax income before minority interest was:

Fiscal	2009	2008	2007
Domestic	**$1,348.8**	$1,217.9	$751.4
Foreign	**228.7**	234.1	153.1
Total pretax income	**$1,577.5**	$1,452.0	$904.5

The provision for income taxes consisted of the following:

Fiscal	2009	2008	2007
Current taxes:			
Federal	**$347.9**	$352.1	$220.0
Foreign	**60.9**	45.6	38.5
State	**35.0**	31.4	20.0
	443.8	429.1	278.5
Deferred income taxes	**95.3**	62.6	21.1
Provision for income taxes	**$539.1**	$491.7	$299.6

We have not provided U.S. income taxes on cumulative earnings of non-U.S. affiliates and associated companies that have been reinvested indefinitely. These earnings relate to ongoing operations and, at March 29, 2009, were approximately $746 million. Most of these earnings have been reinvested in active non-U.S. business operations and we do not intend to use these earnings as a source of funding for U.S. operations. Because of the availability of U.S. foreign tax credits, it is not practicable to determine the U.S. federal income tax liability that would be payable if such earnings were not reinvested indefinitely.

A reconciliation of the U.S. federal statutory rate to the effective income tax rate follows:

Fiscal	2009	2008	2007
Statutory federal rate	**35.0%**	35.0%	35.0%
Effect of:			
State taxes, net of federal benefit	**1.8%**	1.7%	1.8%
Export sales benefit	**—**	—	(0.7)%
Domestic manufacturing deduction	**(1.5)%**	(1.7)%	(0.7)%
Earnings taxed at different rates in foreign jurisdictions	**(0.9)%**	(1.0)%	(1.0)%
Reversal of foreign and federal tax reserves no longer required	**—**	—	(1.2)%
Other	**(0.2)%**	(0.1)%	(0.1)%
Effective rate	**34.2%**	33.9%	33.1%

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases, as well as from net operating loss and tax credit carryforwards, and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets and liabilities represent amounts available to reduce or increase taxes payable on taxable income in future years. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. To the extent we do not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is established.

Significant components of our deferred tax assets and liabilities were as follows:

	March 29, 2009	March 30, 2008
Deferred tax assets arising from:		
Expense accruals	**$ 100.4**	$ 122.7
Stock options	**21.2**	10.8
Post-retirement benefits other than pensions	**75.6**	77.5
Pension accruals	**—**	14.7
Net operating and capital loss carryforwards	**17.4**	28.1
Tax credit carryforwards	**23.7**	10.4
Inventory reserves	**6.0**	—
Valuation allowances	**(34.2)**	(33.6)
Gross deferred tax assets	**210.1**	230.6
Deferred tax liabilities arising from:		
Depreciation/amortization	**(140.2)**	(109.2)
Goodwill	**(76.3)**	(75.2)
Inventory basis differences	**(11.5)**	(8.1)
Inventory reserves	**—**	(0.1)
Pension accruals	**(34.3)**	—
Gross deferred tax liabilities	**(262.3)**	(192.6)
Net deferred tax (liability)/asset	**$ (52.2)**	$ 38.0

The valuation allowances for deferred tax assets as of March 29, 2009 were $34.2 million. The net change for total valuation allowances for the year ended March 29, 2009 was an increase of $0.6 million, including reversal of $11.6 million to goodwill related to business acquisitions. As of March 29, 2009, we had net operating loss and tax credit carryforward benefits of approximately $29.1 million that expire in the fiscal years ending March 2010 through March 2021. For financial reporting purposes, valuation allowances of $28.2 million were recognized to offset the deferred tax asset relating to those carryforward benefits.

FIN 48

On April 2, 2007, we adopted the provisions of FIN 48. Upon adoption of FIN 48, our reserve on April 2, 2007 was $40.6 million, of which $34.5 million represented uncertain tax positions and $6.1 million represented interest and penalties on uncertain tax positions. Included in liabilities for uncertain tax positions at March 29, 2009 and March 30, 2008 are $8.4 million and $4.8 million of unrecognized tax benefits that if recognized would be recorded as a component of tax expense.

The following table summarizes the activity related to our liabilities for unrecognized tax benefits:

	March 29, 2009	March 30, 2008
Beginning Balance	**$29.6**	$ 34.5
Gross increases related to prior period tax positions	**2.2**	9.0
Gross decreases related to prior period tax positions	**(2.4)**	(2.0)
Gross increases related to current period tax positions	**3.9**	—
Decrease related to settlements with tax authorities	**(3.9)**	(11.2)
Expiration of the statute of limitations for assessment of taxes	**(0.9)**	(0.7)
Ending Balance	**$28.5**	$ 29.6

Our policy is to recognize interest and penalties accrued on uncertain tax positions as part of the provision for income taxes. During the years ended March 29, 2009 and March 30, 2008, the amount of interest and penalties we recognized as tax expense in each year was immaterial. The liability for uncertain tax positions as of March 29, 2009 and March 30, 2008 included an accrual for interest and penalties of $4.1 million and $3.3 million, respectively.

We file income tax returns in the U.S. federal jurisdiction, the United Kingdom, and other state, local, and foreign jurisdictions. As of March 29, 2009, the U.S. Internal Revenue Service has completed examination of tax years through April 3, 2005, and we are no longer subject to examination in the United Kingdom for fiscal years prior to 2004. For other state, local, and foreign jurisdictions, with few exceptions the statutes of limitation are closed for all tax years through March 31, 2002.

We estimate that within the next twelve months, the reserve for uncertain tax positions could change by $0.0 million to $24.2 million. The tax matters associated with these uncertain tax positions primarily relate to the timing of deductions for which deferred tax assets have been established. These tax matters are under examination with revenue authorities in various U.S. and foreign jurisdictions, and we are in various stages of the tax resolution process. Based on the status of these examinations and the requirements to finalize them, we cannot predict the timing or ultimate outcome of these matters.

13. Earnings per share

The weighted average number of shares outstanding used to compute earnings per share is as follows:

Fiscal	2009	2008	2007
Weighted average shares outstanding-basic	**139.4**	138.1	136.0
Effect of dilutive stock options and stock purchases under the employee stock purchase plan	**1.2**	2.1	2.0
Weighted average shares outstanding-diluted	**140.6**	140.2	138.0

Basic earnings per share are calculated based on the weighted average number of shares outstanding. Diluted earnings per share are computed based on that same number of shares plus additional dilutive shares representing stock distributable under stock option and employee stock purchase plans computed using the treasury stock method.

Options to purchase 1.4 million, 0.5 million and 0.6 million shares of common stock were outstanding during fiscal 2009, 2008 and 2007, respectively, and not included in the computation of diluted earnings per share because to do so would have been antidilutive. These options could be dilutive in the future.

14. Pension and other postretirement benefit plans

We sponsor many domestic and foreign defined benefit pension plans. Benefits provided by these plans are generally based on years of service and compensation. Our general funding policy for qualified pension plans is to contribute amounts at least sufficient to satisfy regulatory funding standards. We also provide postretirement medical benefits for certain eligible employees who have satisfied plan eligibility provisions, which include age and/or service requirements.

We previously used a December 31 measurement date for our pension and postretirement plans. Effective in fiscal 2009, SFAS No. 158 required us to measure plan assets and obligations as of the end of our fiscal year, eliminating the option in SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," to measure up to three months prior to the financial statement date. The recognition of the measurement date was adopted as of March 29, 2009 and resulted in a charge to retained earnings of $5.8 million after tax.

Pension and postretirement benefit obligations and funded status

	Pension Benefits		Other Postretirement Benefits	
Fiscal	**2009**	**2008**	**2009**	**2008**
Change in plan assets:				
Beginning fair value of plan assets	**$1,521.0**	$1,318.7	**$ 2.0**	$ 2.9
Actual return on plan assets	**(105.3)**	110.2	**—**	—
Business acquisition	**—**	50.7	**—**	—
Company contributions	**23.3**	82.8	**17.5**	16.6
Plan participants' contributions	**3.9**	4.2	**—**	—
Benefits paid	**(81.6)**	(66.0)	**(19.5)**	(17.5)
Exchange rate and other	**(191.8)**	20.4	**—**	—
Ending fair value of plan assets	**$1,169.5**	$1,521.0	**$ —**	$ 2.0
Change in projected benefit obligations:				
Beginning projected benefit obligations	**$1,525.8**	$1,466.4	**$ 133.2**	$ 135.0
Service cost	**33.4**	36.8	**1.6**	1.7
Interest cost	**82.8**	84.4	**8.2**	7.9
Plan participants' contributions	**3.9**	4.2	**—**	—
Amendments	**4.8**	—	**(3.4)**	—
Business acquisition	**—**	48.8	**—**	1.3
Actuarial (gains) losses	**(154.2)**	(70.3)	**(1.3)**	4.8
Benefits paid	**(81.6)**	(66.0)	**(18.0)**	(17.5)
Adjustment due to change in measurement date	**29.1**	—	**2.4**	—
Exchange rate and other	**(184.1)**	21.5	**—**	—
Ending projected pension and postretirement benefit obligations	**$1,259.9**	$1,525.8	**$ 122.7**	$ 133.2
Funded Status:				
Fair value of plan assets less than projected pension and postretirement benefit obligations	**$ (90.4)**	$ (4.8)	**$(122.7)**	$(131.2)
Amounts recognized in the balance sheets:				
Noncurrent asset	**$ 78.1**	$ 82.8	**$ —**	$ —
Current liabilities	**(4.9)**	(3.1)	**(11.3)**	(8.9)
Noncurrent liabilities	**(163.6)**	(84.5)	**(111.4)**	(122.3)
Net amount recognized	**$ (90.4)**	$ (4.8)	**$(122.7)**	$(131.2)
Amounts recognized in accumulated other comprehensive loss (income) consist of:				
Net actuarial loss	**$ 225.6**	$ 178.8	**$ 10.5**	$ 12.0
Prior service cost (benefit)	**22.8**	21.2	**(6.6)**	(2.2)
Net amount recognized, before tax effect	**$ 248.4**	$ 200.0	**$ 3.9**	$ 9.8

Of the total amounts included in accumulated other comprehensive loss as of March 29, 2009, we estimate that we will recognize the following amounts as components of net periodic pension and postretirement benefit cost in fiscal 2010: net loss of $13.1 million; prior service cost of $2.7 million; and transition obligation of $0.2 million. Several of our defined benefit pension plans have accumulated benefit obligations in excess of plan assets. Amounts related to such plans are as follows: aggregate projected benefit obligation of $527.5 million; aggregate accumulated benefit obligation of $499.6 million; and aggregate fair value of plan assets of $380.2 million.

Components of net periodic pension cost

The net periodic pension cost for our pension plans consisted of the following components:

Fiscal	2009	2008	2007
Service cost	**$ 35.1**	$ 38.5	$ 35.5
Interest cost	**82.8**	84.4	70.8
Expected return on plan assets	**(101.5)**	(104.4)	(86.1)
Amortization of prior service cost/curtailment gain	**4.1**	2.9	2.1
Amortization of transition asset	**0.2**	0.3	0.2
Unrecognized net actuarial loss	**4.1**	12.3	17.7
Net periodic pension cost	**$ 24.8**	$ 34.0	$ 40.2

The net postretirement benefit cost of our postretirement benefit plans consisted of the following components:

Fiscal	2009	2008	2007
Service cost	**$ 1.6**	$ 1.7	$ 1.0
Interest cost	**8.2**	7.9	6.4
Amortization of prior service cost/curtailment gain	**0.8**	(0.4)	(0.4)
Unrecognized net actuarial loss	**—**	—	1.3
Net postretirement benefit cost	**$10.6**	$ 9.2	$ 8.3

The expense related to employer contributions to our 401(k) savings plans was $16.2 million, $13.3 million and $11.0 million in fiscal 2009, 2008 and 2007, respectively.

Components of amounts recognized in other comprehensive income:

The changes in plan assets and benefit obligations recognized in other comprehensive income ("OCI") for our pension plans consisted of the following:

Fiscal	2009	2008	2007 (1)
Net actuarial loss (gain)	**$ 75.7**	$(74.1)	$—
Amortization of net actuarial loss	**(6.1)**	(12.3)	—
Prior service cost	**7.0**	—	—
Amortization of prior service cost	**(4.1)**	(2.9)	—
Amortization of transition obligation	**(0.2)**	(0.2)	—
Adjustment due to change in measurement date	**(2.3)**	—	—
Exchange rate	**(21.6)**	2.9	—
Total recognized in OCI	**$ 48.4**	$(86.6)	$—

(1) Not applicable due to adoption of SFAS No. 158 effective the last day of fiscal 2007.

The changes in plan assets and benefit obligations recognized in other comprehensive income for our post retirement benefit plans consisted of the following:

Fiscal	2009	2008	2007 (1)
Net actuarial (gain) loss	**$(1.5)**	$4.8	$—
Amortization of net actuarial gain	**—**	0.1	—
Prior service cost	**(3.4)**	—	—
Amortization of prior service cost	**(0.8)**	0.3	—
Adjustment due to change in measurement date	**(0.2)**	—	—
Total recognized in OCI	**$(5.9)**	$5.2	$—

(1) Not applicable due to adoption of SFAS No. 158 effective the last day of fiscal 2007.

Weighted-average assumptions

The weighted-average assumptions used in determining the pension and postretirement benefit obligations in our pension and postretirement plans in fiscal 2009 and 2008 were as follows:

U.S. Plans	Pension Benefits		Other Postretirement Benefits	
Fiscal	2009	2008	2009	2008
Discount rate	**7.25%**	6.50%	**7.25%**	6.50%
Rate of compensation increase	**3.50%**	3.50%	**3.50%**	3.50%

Non-U.S. Plans	Pension Benefits	
Fiscal	2009	2008
Discount rate	**6.68%**	5.96%
Rate of compensation increase	**3.43%**	3.69%

As of March 29, 2009, the U.S. pension benefit obligation was $824.6 million and the non-U.S. pension benefit obligation was $435.2 million.

The weighted-average assumptions used in determining the net periodic pension and postretirement benefit cost in our pension and postretirement plans in fiscal 2009, 2008 and 2007 were as follows:

U.S. Plans	Pension Benefits			Other Postretirement Benefits		
Fiscal	2009	2008	2007	2009	2008	2007
Discount rate	**6.50%**	6.00%	5.75%	**6.50%**	6.00%	5.75%
Expected return on plan assets	**8.00%**	8.00%	8.00%	**—**	—	—
Rate of compensation increase	**3.50%**	3.25%	3.00%	**3.50%**	3.25%	2.00%

Non-U.S. Plans	Pension Benefits		
Fiscal	2009	2008	2007
Discount rate	**5.96%**	5.22%	4.68%
Expected return on plan assets	**7.50%**	7.50%	7.50%
Rate of compensation increase	**3.69%**	3.22%	2.97%

For the year ended March 29, 2009, our U.S. net periodic pension cost was $25.1 million and our non-U.S. net periodic benefit income was $0.3 million.

Health care trend rates

The health care cost trend rates used in fiscal 2009 and 2008 were as follows:

Fiscal	Other Postretirement Benefits 2009	Other Postretirement Benefits 2008
Health care cost trend assumed for next year	**9.12%**	8.38%
Ultimate trend rate	**4.30%**	4.50%
Year ultimate rate is reached	**2084**	2017

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1 percentage point increase	1 percentage point decrease
Effect on total of service and interest cost components	$ 0.2	$ (0.2)
Effect on postretirement benefit obligation	$ 2.6	$ (2.5)

Plan Asset Allocations

Our asset allocation strategy is designed to balance the objectives of achieving the expected return on plan assets assumption consistently over the long-term while minimizing the volatility of the plans' funded status and our net periodic pension cost. Asset classes with differing expected rates of return, return volatility and correlations are utilized to control risk and provide diversification.

The table below sets forth our target asset allocation for fiscal 2009 and the actual allocations at March 29, 2009 and December 31, 2007:

	Target Allocation 2009	Actual Allocation 3/29/2009	Actual Allocation 12/31/2007
Equity	**25-60%**	47%	37%
Fixed Income	**5-50%**	19%	27%
Real Estate	**0-2%**	0%	0%
Other	**5-40%**	29%	34%
Cash	**1-10%**	5%	2%
Total		100%	100%

In the first month of fiscal 2010, we contributed $190.6 million to the defined benefit pension plans, of which $188.9 million was voluntary. We expect to contribute approximately $16.1 million of required contributions in fiscal 2010, for total contributions to the defined benefit pension plans of approximately $205.0 million in fiscal 2010. We expect to contribute approximately $11.2 million to the other postretirement benefit plans during fiscal year 2010.

Estimated future benefit payments for our pension and other postretirement benefit plans are expected to be:

Fiscal year	Pension Benefits	Other Postretirement Benefits
2010	$ 79.3	$11.2
2011	68.7	11.4
2012	71.3	11.2
2013	73.7	11.2
2014	76.7	10.9
2015-2018	435.8	53.5

15. Commitments and contingencies

We lease certain facilities, office space and equipment under operating leases for varying periods. Future minimum rental payments under non-cancelable operating leases with initial or remaining terms of one year or more at March 29, 2009 are as follows:

Fiscal year	
2010	$18.7
2011	12.5
2012	9.7
2013	7.8
2014	5.1
Thereafter	9.4
Total	$63.2

Total rent expense for all operating leases was $24.0 million, $22.6 million and $20.1 million for fiscal 2009, 2008 and 2007, respectively.

Various lawsuits arising during the normal course of business are pending against us. In the opinion of management, the outcome of these lawsuits, either individually or in the aggregate, will not have a material effect on our consolidated financial position, results of operations, cash flows or business.

In the ordinary course of business, we warrant our products against defects in design, materials and workmanship over various time periods. The warranty accrual as of March 29, 2009 and March 30, 2008, and the change in the accrual for fiscal 2009, is not material to our consolidated financial position, results of operations or cash flows.

In connection with certain transactions, primarily divestitures, we may provide routine indemnifications (e.g., retention of previously existing environmental and tax liabilities) with terms that range in duration and often are not explicitly defined. Where appropriate, an obligation for such indemnifications is recorded as a liability. Because the obligated amounts of these types of indemnifications often are not explicitly stated, the overall maximum amount of the obligation under such indemnifications cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of divestiture, we have not historically made significant payments for these indemnifications.

16. Shareholders' equity

Authorized shares of common stock, with $1 stated value, consisted of 450.0 million shares at March 29, 2009 and March 30, 2008. Authorized and unissued no par serial preferred stock consisted of 1.0 million shares at March 29, 2009 and March 30, 2008.

Shareholder rights plan

The rights agreement, which was adopted in 1998, was renewed on December 16, 2008. The agreement is intended to protect the Company and its shareholders from potentially coercive takeover practices or takeover bids that are inconsistent with the interests of the Company and its shareholders. The agreement is not intended to deter offers that are fair and otherwise in the best interest of the Company's shareholders. Under the renewed rights agreement, each holder of the common stock of the Company at the close of business on December 16, 2008, received a dividend of one right for each share of common stock held entitling the holder to purchase from the Company one one-thousandth of a share of Series A No Par Serial Preferred Stock. Initially, the rights will be represented by the common stock certificates of the Company and will not be exercisable or traded separately from the common stock of the Company. In the absence of further board action, the rights will generally become exercisable if a person or group (i) acquires 15 percent or more of the outstanding common stock of the Company, or (ii) announces or commences a tender or exchange offer that would result in the person or group acquiring 15 percent or more of the outstanding common stock of the Company. Rights held by those that exceed the 15 percent threshold will be void.

In the event that any person or group acquires 15 percent or more of the outstanding common stock of the Company, and the rights are exercisable, each holder of a right (other than holders of rights that have become void) will have the right to receive upon exercise of the right, in lieu of shares of preferred stock, a number of shares of common stock of the Company having a market value of two times the exercise price of the right. If, after a person or group acquires 15 percent or more of the outstanding common stock of the Company, and while the rights are exercisable, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or in which shares of the common stock are exchanged for stock or other securities or property, or (ii) 50 percent or more of the Company's assets or earning power is sold or transferred, each holder of a right (other than holders of rights that have become void) shall thereafter have the right to receive, upon exercise of the right, common stock of the acquiring company having a value equal to two times the purchase price of the right.

The rights agreement also includes an exchange option. In general, after a person or group acquires 15 percent or more of the outstanding common stock of the Company and while the rights are exercisable, the board of directors may, at its option, effect an exchange of part or all of the rights (other than rights that have become void) for shares of the common stock or preferred stock of the Company. Under this option, the Company would issue one share of common stock of the Company for each right or one one-thousandth of a share of preferred stock for each right, subject to adjustment in certain circumstances.

The board of directors may, at its option, redeem all outstanding rights for $0.001 per right at any time prior to the later of the Stock Acquisition Date and the Distribution Date (as these terms are defined in the Rights Agreement). The rights will expire on December 15, 2018, unless earlier redeemed, exchanged, or amended by the board of directors. The rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on our earnings.

17. Stock-based compensation plans

We account for our stock based compensation plans in accordance with SFAS No. 123(R), which requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements, with the cost measured based on the estimated fair value of the equity or liability instruments issued.

Stock option plans

We have three stock incentive plans for certain officers, key salaried employees and directors: the 1994 Stock Incentive Plan, the 1999 Nonqualified Stock Option Plan, and the 2001 Stock Incentive Plan. Shares authorized under these plans totaled approximately 25,192,000 shares. The plans allow for the grant of stock options, stock bonuses, stock appreciation rights, cash bonus rights and restricted stock. The Compensation Committee of the Board of Directors determines awards granted under officer and employee stock option plans. To date, all option awards under the stock incentive plans have been nonqualified stock option grants. The Compensation Committee fixes the time limit within which options may be exercised and other stock option terms. To date, option grant prices under the three stock incentive plans have been at the fair market value on the date of grant. Generally, options become exercisable at a rate of 25% each year over four years from the date of grant and expire ten years from the date of grant. Total expense recognized was $35.1 million, $25.0 million, and $17.3 million for fiscal 2009, 2008 and 2007, respectively.

Employee stock purchase plan

We have an Employee Stock Purchase Plan ("ESPP") whereby we are authorized to issue shares of common stock to our full-time employees, nearly all of whom are eligible to participate. Under the terms of the plan, employees can choose to have up to 10 percent of their annual base earnings and bonus withheld to purchase PCC common stock subject to limitations established in the Internal Revenue Code. Employees then have the option to use the withheld funds to purchase shares of PCC common stock at the lower of 85 percent of the fair market value of the stock on the date of grant or on the date of purchase. Total expense recognized was $7.3 million, $6.7 million, and $4.6 million for fiscal 2009, 2008 and 2007, respectively.

Deferred compensation plan

We have a deferred compensation plan whereby eligible executives may elect to defer up to 100% of their regular cash compensation and cash incentive awards, and non-employee Board members may elect to defer up to 100% of their cash compensation for Board service. The compensation deferred under this plan is credited with earnings and losses as determined by the rate of return on investments selected by the plan participants. Each participant is fully vested in all deferred compensation and those earnings that have been credited to their individual accounts. Our promise to pay amounts deferred under this plan is an unsecured obligation. Balances at March 29, 2009 and March 30, 2008 of approximately $51.1 million and $66.5 million, respectively, are reflected in pension and other postretirement benefit obligations in the Consolidated Balance Sheets. As described below, at March 29, 2009, there was $5.8 million of deferred compensation related to Phantom Stock Units included in additional paid-in capital.

One investment election of the deferred compensation plan is Phantom Stock Units, an investment that tracks the value of PCC common stock. Investments in Phantom Stock Units are permanent for the remaining period of employment at PCC. Effective March 20, 2009, the deferred compensation plan was amended such that payment of investments in Phantom Stock Units following retirement or termination of employment is made only in shares of PCC common stock. Under the amended plan, Phantom Stock Units are accounted for as equity awards. The stock based compensation expense is calculated at the date of purchase of Phantom Stock Units and recorded as additional paid in capital. The market value of Phantom Stock Units on March 20, 2009 of $5.8 million was reclassified from a long-term liability to paid-in capital. Previously, payment of investments in Phantom Stock Units following retirement or termination of employment was made in either cash or shares of PCC common stock, at the individual's election. Phantom Stock Units were accounted for as liability awards through March 20, 2009. In addition, current retirees with Phantom Stock Units receiving payments under the deferred compensation plan continue to be accounted for as liability awards as they were grandfathered under the former plan. The change in market value of Phantom Stock Units accounted for as liability awards are recognized in the consolidated statement of income. Due to the decline in the fair value of PCC common stock during the respective fiscal years, we recognized income of approximately $4.9 million and $0.2 million in fiscal 2009 and 2008. We recognized expense of $4.6 million in fiscal 2007.

Deferred stock unit award

The Deferred Stock Unit Award Program provides for the grant of deferred stock units ("DSUs") to non-employee directors pursuant to the 2001 Stock Incentive Plan. At a date immediately following the Annual Meeting of Shareholders, each director is granted DSUs in an amount equal to $100,000 divided by the closing price of PCC common stock on that date. Under the terms of the program, the units vest over three years, with provisions for accelerated vesting in certain circumstances. The DSUs are settled in shares of common stock equal to the number of units in a director's account at the time of settlement, which is no earlier than upon cessation of board service. On each dividend payment date, the director will receive the value of the dividends that would have been paid on the stock underlying the DSUs, and such value will be divided by the closing stock price once per year. The cost of these awards is determined as the market value of the shares at the date of grant. Total expense recognized was $0.6 million, $0.5 million, and $0.3 million for fiscal 2009, 2008 and 2007, respectively.

The total amount of cash received from the exercise of stock options was $15.6 million, $40.1 million, and $31.6 million in fiscal 2009, 2008 and 2007, respectively. The related tax benefit was $12.7 million, $47.3 million, and $32.0 million in fiscal 2009, 2008 and 2007, respectively.

The outstanding options for stock incentive plan shares have expiration dates ranging from fiscal 2010 to fiscal 2019. At March 29, 2009, approximately 6,637,000 stock incentive plan shares were available for future grants.

There were approximately 417,000 shares issued under the 2008 ESPP during the year ended March 29, 2009. At March 29, 2009, there were approximately 2,583,000 shares available for issuance under the 2008 Employee Stock Purchase Plan.

Additional information with respect to stock option activity is as follows:

	Option Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)
Outstanding at April 2, 2006	6,223,000	$ 26.29		
Granted	1,593,000	70.49		
Exercised	(1,731,000)	18.20		
Forfeited or expired	(158,000)	43.02		
Outstanding at April 1, 2007	5,927,000	40.05	7.67	$181.6
Granted	1,124,000	139.32		
Exercised	(1,404,000)	28.54		
Forfeited or expired	(202,000)	58.22		
Outstanding at March 30, 2008	5,445,000	62.67	7.45	358.4
Granted	1,878,000	58.04		
Exercised	(499,000)	31.03		
Forfeited or expired	(273,000)	82.86		
Outstanding at March 29, 2009	6,551,000	62.67	7.29	89.1
Vested or expected to vest at March 30, 2008 (1)	4,567,000	58.79	7.26	317.6
Vested or expected to vest at March 29, 2009 (1)	5,568,000	60.12	7.06	85.3
Exercisable at March 30, 2008	2,215,000	30.66	5.93	210.7
Exercisable at March 29, 2009	3,122,000	47.89	5.69	75.2

(1) Represents outstanding options reduced by expected forfeitures

18. Accumulated other comprehensive (loss) income

Comprehensive income is the sum of net income and all other non-owner changes in equity. The components of the non-owner changes in equity, or accumulated other comprehensive (loss) income were as follows (net of tax):

Fiscal	2009	2008
Cumulative unrealized foreign currency translation (losses) gains	**$(120.1)**	$ 157.9
Pension and postretirement obligations	**(161.6)**	(138.3)
Unrecognized loss on derivatives	**(6.5)**	(3.6)
Accumulated other comprehensive (loss) income	**$(288.2)**	$ 16.0

19. Derivatives and hedging activities

Derivative financial instruments are to be recorded in the financial statements and measured at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders' equity (as a component of accumulated other comprehensive (loss) income) depending on whether the derivative is being used to hedge changes in fair value or cash flows.

As of March 29, 2009, $13.1 million of deferred net losses (net of tax) relating to derivative activity in accumulated other comprehensive (loss) income, is expected to be transferred to net earnings over the next twelve months when the forecasted transactions actually occur. As of March 29, 2009, the maximum term over which we are hedging exposures to the variability of cash flows for all forecasted and recorded transactions is twenty-one months. No material gains or losses due to ineffectiveness were recognized in fiscal 2009. The amount of net notional foreign exchange contracts outstanding as of March 29, 2009 was approximately $200 million.

We hold and issue derivative financial instruments for the purpose of hedging the risks of certain identifiable and anticipated transactions. In general, the types of risks hedged are those relating to the variability of future earnings and cash flows caused by movements in foreign currency exchange rates and changes in commodity prices and interest rates. We document our risk management strategy and hedge effectiveness at the inception of and during the term of each hedge. In the normal course of business, we execute the following types of hedge transactions:

Fair value hedges

We have sales and purchase commitments denominated in foreign currencies. Foreign currency forward contracts are used to hedge against the risk of change in the fair value of these commitments attributable to fluctuations in exchange rates. Changes in the fair value of the derivative instrument are generally offset in the income statement by changes in the fair value of the item being hedged.

Cash flow hedges

We have exposure from fluctuations in foreign currency exchange rates. Foreign currency forward contracts are used to hedge the variability in cash flows from forecast receipts or expenditures denominated in currencies other than the functional currency. For these cash-flow hedge transactions, changes in the fair value of the derivative instruments are reported in accumulated other comprehensive income (loss). The gains and losses on cash flow hedge transactions that are reported in accumulated other comprehensive income (loss) are reclassified to earnings in the periods in which earnings are affected by the variability of the cash flows of the hedged item. The ineffective portions of all hedges, which were not material for fiscal 2009, are recognized in current period earnings.

We believe that there is no significant credit risk associated with the potential failure of any counterparty to perform under the terms of any derivative financial instrument.

We formally assess both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not, or has ceased to be, highly effective as a hedge, we discontinue hedge accounting prospectively.

The following table presents the fair values of derivative instruments included within the consolidated balance sheet as of March 29, 2009:

	Asset Derivatives		Liability Derivatives	
Derivatives designated as hedging instruments under SFAS No. 133	**Balance Sheet Location**	**Fair Value**	**Balance Sheet Location**	**Fair Value**
Foreign exchange contracts	Accounts receivable	$2.9	Accounts payable	$14.8
Foreign exchange contracts	Other assets	3.6		
		$6.5		$14.8

The following table presents the effect of derivative instruments in the consolidated statement of income for the year ended March 29, 2009:

	Derivatives in Statement 133 Cash Flow Hedging Relationships				Derivatives in Statement 133 Fair Value Hedging Relationships		
Derivatives designated as hedging instruments under SFAS No. 133	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain (Loss) in Pre-tax Income	Amount of Gain (Loss) Reclassified from Accumulated OCI into Pre-tax Income	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Total Amount of Gain (Loss) Recognized in Pre-tax Income
	2009		(Effective Portion)	(Ineffective Portion)	(Effective Portion)	(Ineffective Portion)	2009
Foreign exchange contracts	$(8.8)	Net sales	$(15.6)	$ —	$—	$—	$(15.6)
		Cost of goods sold	2.4	—	—	—	2.4
		Selling and administrative expense	1.1	(0.2)	—	—	0.9
		Interest income	—	1.5	—	—	1.5
	$(8.8)	Total Pre-Tax	$(12.1)	$ 1.3	$—	$—	$(10.8)

20. Fair value measurements

On March 31, 2008, we adopted SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), as it relates to financial assets and financial liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. In February 2008, the FASB issued FSP No. 157-2, "Effective Date of FASB Statement No. 157," which delayed the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of SFAS No. 157 as it relates to financial assets and financial liabilities did not have a material impact on our consolidated financial position, results of operations or cash flows.

SFAS No. 157 defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table presents the assets and liabilities measured at fair value on a recurring basis as of March 29, 2009:

	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Assets/Liabilities at Fair Value
Assets:				
Cash equivalents	$184.9	$ —	$—	$184.9
Derivative contracts	$ —	$ 6.5	$—	$ 6.5
Liabilities:				
Derivative contracts	$ —	$14.8	$—	$ 14.8

Cash equivalents consist of money market funds, as well as other highly liquid short-term instruments with maturities of three months or less at the time of purchase. These investments are available for sale with market values approximating cost.

Derivative contracts consist of foreign currency forward contracts accounted for as either cash flow hedges or fair value hedges. Cash flow hedges are used to hedge the variability in cash flows from forecasted receipts or expenditures denominated in currencies other than the functional currency. Fair value hedges are used to hedge against the risk of change in the fair value of sales and purchase commitments denominated in foreign currencies attributable to fluctuations in exchange rates.

Derivative contracts' value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. There were no changes in our valuation techniques used to measure assets and liabilities at fair value on a recurring basis.

We believe that there is no significant credit risk associated with the potential non-performance of any counterparty to perform under the terms of any derivative financial instrument.

On March 31, 2008, we adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits entities to elect to measure eligible financial instruments at fair value on an instrument-by-instrument basis. The adoption of SFAS No. 159 had no impact on our consolidated financial position, results of operations or cash flows as we did not elect to measure any eligible financial instruments at fair value under this guidance.

21. Segment information

Information regarding segments is presented in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." Based on the criteria outlined in SFAS No. 131, our operations are classified into three reportable business segments: Investment Cast Products, Forged Products and Fastener Products. The Investment Cast Products and Forged Products segments are comprised of one or more operating segments, which are aggregated in accordance with paragraph 17 of SFAS No. 131 in our determination of reportable segments.

Investment Cast Products

The Investment Cast Products segment includes PCC Structurals, PCC Airfoils and the Specialty Materials and Alloys Group ("SMAG"). These businesses manufacture investment castings, or provide related investment casting materials and alloys, for aircraft engines, industrial gas turbine engines, airframes, armaments, medical prostheses and other industrial applications.

Forged Products

The Forged Products segment consists of the forging operations of Wyman-Gordon and the nickel-based alloys and superalloy production operations of SMC, acquired in the first quarter of fiscal 2007. The Forged Products segment manufactures forged components from sophisticated titanium and nickel-based alloys principally for the aerospace and power generation markets, or manufactures metal alloys used to produce forged components for aerospace and non-aerospace markets which include products for oil and gas, chemical processing, and pollution control applications. The segment also provides nickel superalloy and titanium revert management solutions, re-melting various material byproducts and reusing them in casting, forging, and fastener manufacturing processes. The Forged Products segment also produces seamless pipe for the power generation and the oil and gas industries.

Fastener Products

The Fastener Products segment primarily produces highly engineered fasteners, fastener systems and precision components for critical applications in the aerospace, automotive and industrial machinery markets. The majority of our Fastener Products sales come from the same aerospace customer base already served by our Investment Cast Products and Forged Products segments. The balance of the segment's sales is derived from automotive and general industrial markets, including farm machinery, construction equipment, machine tools, medical equipment, appliances and recreation.

Our chief operating decision maker evaluates performance and allocates resources based on revenues, operating income and net assets employed. Operating income amounts discussed below exclude restructuring and asset impairment charges. The accounting policies of the reportable segments are the same as those described in Note 1—Summary of Significant Accounting Policies. Segment results are as follows:

Fiscal	**2009**	**2008**	**2007**
Net sales:			
Investment Cast Products	**$2,291.3**	$2,160.0	$1,748.3
Forged Products	**2,978.4**	3,168.1	2,350.6
Fastener Products	**1,558.2**	1,421.7	1,121.9
Consolidated net sales	**$6,827.9**	$6,749.8	$5,220.8
Intercompany sales (1):			
Investment Cast Products (2)	**$ 263.8**	$ 122.6	$ 71.4
Forged Products (3)	**836.0**	642.4	258.4
Fastener Products (4)	**110.9**	111.0	81.1
Total intercompany sales	**$1,210.7**	$ 876.0	$ 410.9
Segment operating income (loss):			
Investment Cast Products	**$ 586.3**	$ 521.8	$ 382.3
Forged Products	**652.9**	699.5	409.5
Fastener Products	**459.0**	373.7	251.7
Corporate expense	**(98.5)**	(94.6)	(87.0)
Total segment operating income	**1,599.7**	1,500.4	956.5
Restructuring and asset impairment	**11.8**	6.1	—
Interest expense, net	**10.4**	42.3	52.0
Consolidated income before income taxes and minority interest	**$1,577.5**	$1,452.0	$ 904.5
Total assets:			
Investment Cast Products	**$1,230.4**	$1,287.0	$ 967.1
Forged Products	**2,661.7**	2,518.0	1,878.4
Fastener Products	**2,084.5**	1,860.3	1,791.2
Corporate (5)	**707.3**	307.5	505.2
Discontinued operations	**37.5**	77.3	116.8
Consolidated total assets	**$6,721.4**	$6,050.1	$5,258.7
Depreciation and amortization expense:			
Investment Cast Products	**$ 34.0**	$ 32.1	$ 31.1
Forged Products	**64.7**	52.5	41.5
Fastener Products	**37.2**	37.3	30.8
Corporate	**4.6**	4.5	3.9
Consolidated depreciation and amortization expense	**$ 140.5**	$ 126.4	$ 107.3
Capital expenditures:			
Investment Cast Products	**$ 60.6**	$ 65.4	$ 35.7
Forged Products	**109.7**	116.6	116.0
Fastener Products	**33.3**	29.2	33.7
Corporate	**1.1**	13.5	29.7
Consolidated capital expenditures	**$ 204.7**	$ 224.7	$ 215.1

(1) *Intercompany sales consist of each segment's total intercompany sales, including intercompany sales within a segment and between segments.*

(2) *Investment Cast Products: Includes intersegment sales of $24.0 million, $27.4 million and $4.1 million for fiscal 2009, 2008 and 2007, respectively.*

(3) *Forged Products: Includes intersegment sales of $75.6 million, $41.0 million and $8.3 million for fiscal 2009, 2008 and 2007, respectively.*

(4) *Fastener Products: Includes intersegment sales of $3.3 million, $2.3 million and $1.8 million for fiscal 2009, 2008 and 2007, respectively.*

(5) *Corporate assets consist principally of cash and cash equivalents, property, plant & equipment, deferred income taxes and other assets.*

Net sales to General Electric were 11.8 percent, 12.0 percent and 11.7 percent of total sales in fiscal 2009, 2008 and 2007, respectively, as follows:

Fiscal	2009	2008	2007
Investment Cast Products	**$524.1**	$474.7	$372.3
Forged Products	**244.9**	305.7	212.0
Fastener Products	**35.3**	31.8	27.5
	$804.3	$812.2	$611.8

No other customer accounted for more than 10 percent of net sales.

Our business is conducted on a global basis with manufacturing, service and sales undertaken in various locations throughout the world. Net sales are attributed to geographic areas based on the location of the assets producing the revenues. Long-lived assets consist of net property, plant and equipment and certain other tangible long-term assets of the continuing operations. Geographic information regarding our net sales and long-lived assets is as follows:

Fiscal	2009	2008	2007
United States	**$5,535.1**	$5,386.9	$4,147.2
United Kingdom	**866.3**	922.4	746.1
Other countries	**426.5**	440.5	327.5
Net sales	**$6,827.9**	$6,749.8	$5,220.8
United States	**$1,014.4**	$ 930.0	$ 815.7
United Kingdom	**152.0**	166.4	147.0
Other countries	**103.5**	124.4	110.2
Assets of discontinued operations	**19.1**	29.8	39.0
Total tangible long-lived assets	**$1,289.0**	$1,250.6	$1,111.9

22. Condensed Consolidating Financial Information

Certain of our subsidiaries guarantee our registered securities consisting of $200 million of 5.6% Senior Notes due 2013, as well as our private notes, bank credit facilities and CP. The following condensed consolidating financial information presents, in separate columns, financial information for (i) Precision Castparts Corp. (on a parent only basis) with its investment in its subsidiaries recorded under the equity method, (ii) guarantor subsidiaries that guarantee the Company's public and private notes, bank credit facilities and CP on a combined basis, with any investments in non-guarantor subsidiaries recorded under the equity method, (iii) direct and indirect non-guarantor subsidiaries on a combined basis, (iv) the eliminations necessary to arrive at the information for the Company and its subsidiaries on a consolidated basis, and (v) the Company on a consolidated basis, in each case for balance sheets as of March 29, 2009 and March 30, 2008, statements of income and statements of cash flows for the fiscal years ended March 29, 2009, March 30, 2008, and April 1, 2007. The public and private notes, bank facility and CP are fully and unconditionally guaranteed on a joint and several basis by each guarantor subsidiary. The guarantor subsidiaries include our domestic subsidiaries within the Investment Cast Products, Forged Products and Fastener Products segments that are 100% owned, directly or indirectly, by the Company within the meaning of Rule 3-10(h)(1) of Regulation S-X. There are no contractual restrictions limiting transfers of cash from guarantor and non-guarantor subsidiaries to the Company. The condensed consolidating financial information is presented herein, rather than separate financial statements for each of the guarantor subsidiaries, because guarantors are 100% owned and the guarantees are full and unconditional, joint and several.

The parent company, Precision Castparts Corp., had positive cash flows from operations for the years ended March 29, 2009, March 30, 2008 and April 1, 2007. The positive operating cash flows are due to a variety of factors, including dividends from its subsidiaries (which are treated as equity method investees for the purposes of this disclosure), the tax benefit on the book expense recorded for stock based compensation expense and timing differences on intercompany charges from the parent to the subsidiaries as those charges are often settled with subsidiaries prior to the payment to our third party vendors. In addition, a significant portion of the parent Company's expenses, such as stock based compensation expense, do not result in a current period cash outflow.

Condensed Consolidating Statements of Income

Year Ended March 29, 2009	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ —	$5,564.9	$1,546.4	$ (283.4)	$6,827.9
Cost of goods sold	13.6	3,901.6	1,206.3	(283.4)	4,838.1
Selling and administrative expenses	84.7	215.4	90.0	—	390.1
Restructuring and asset impairment	—	7.6	4.2	—	11.8
Other expense (income)	6.4	(20.8)	14.4	—	—
Interest (income) expense, net	(60.9)	73.7	(2.4)	—	10.4
Equity in earnings of subsidiaries	(1,076.5)	(20.8)	—	1,097.3	—
Income (loss) before income tax and minority interest	1,032.7	1,408.2	233.9	(1,097.3)	1,577.5
Provision for income taxes	(11.8)	489.3	61.6	—	539.1
Minority interest	—	1.4	(1.7)	—	(0.3)
Net income (loss) from continuing operations	1,044.5	920.3	170.6	(1,097.3)	1,038.1
Net income from discontinued operations	—	0.9	5.5	—	6.4
Net income (loss)	$ 1,044.5	$ 921.2	$ 176.1	$(1,097.3)	$1,044.5

Condensed Consolidating Statements of Income

Year Ended March 30, 2008	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ —	$5,328.3	$1,708.0	$(286.5)	$6,749.8
Cost of goods sold	11.1	3,827.2	1,344.1	(286.5)	4,895.9
Selling and administrative expenses	83.2	197.3	73.0	—	353.5
Restructuring and asset impairment	—	0.2	5.9	—	6.1
Other (income) expense	(1.9)	(8.3)	10.2	—	—
Interest (income) expense, net	(222.5)	119.5	145.3	—	42.3
Equity in earnings of subsidiaries	(838.8)	(41.3)	—	880.1	—
Income (loss) before income tax and minority interest	968.9	1,233.7	129.5	(880.1)	1,452.0
Provision for income taxes	(18.4)	429.9	80.2	—	491.7
Minority interest	—	—	(1.2)	—	(1.2)
Net income (loss) from continuing operations	987.3	803.8	48.1	(880.1)	959.1
Net income from discontinued operations	—	20.9	7.3	—	28.2
Net income (loss)	$ 987.3	$ 824.7	$ 55.4	$(880.1)	$ 987.3

Condensed Consolidating Statements of Income

Year Ended April 1, 2007	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ —	$4,167.7	$1,225.4	$(172.3)	$5,220.8
Cost of goods sold	7.9	3,135.8	966.0	(172.3)	3,937.4
Selling and administrative expenses	78.8	176.0	72.1	—	326.9
Other (income) expense	(2.4)	—	2.4	—	—
Interest (income) expense, net	(27.2)	101.2	(22.0)	—	52.0
Equity in earnings of subsidiaries	(649.0)	(26.6)	—	675.6	—
Income (loss) before income tax and minority interest	591.9	781.3	206.9	(675.6)	904.5
Provision for income taxes	(41.2)	295.0	45.8	—	299.6
Minority interest	—	—	(1.4)	—	(1.4)
Net income (loss) from continuing operations	633.1	486.3	159.7	(675.6)	603.5
Net income from discontinued operations	—	3.1	26.5	—	29.6
Net income (loss)	$ 633.1	$ 489.4	$ 186.2	$(675.6)	$ 633.1

Condensed Consolidating Balance Sheets

March 29, 2009	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Assets					
Current assets:					
Cash and cash equivalents	$ 423.2	$ 1.9	$ 129.4	$ —	$ 554.5
Receivables, net	46.1	2,069.1	140.4	(1,347.4)	908.2
Inventories	—	1,006.0	224.5	—	1,230.5
Prepaid expenses	1.5	7.2	7.3	—	16.0
Deferred income taxes	3.7	44.4	10.9	—	59.0
Discontinued operations	—	34.0	90.9	(108.4)	16.5
Total current assets	474.5	3,162.6	603.4	(1,455.8)	2,784.7
Property, plant and equipment, net	39.3	853.3	255.5	—	1,148.1
Goodwill	—	1,930.5	493.8	—	2,424.3
Deferred income taxes	42.5	—	—	(42.5)	—
Investments in subsidiaries	6,194.5	443.7	—	(6,638.2)	—
Other assets	102.3	114.2	110.4	16.4	343.3
Discontinued operations	—	14.5	6.5	—	21.0
	$6,853.1	$6,518.8	$1,469.6	$(8,120.1)	$6,721.4
Liabilities and Shareholders' Equity					
Current liabilities:					
Long-term debt currently due and short-term borrowings	$ 48.0	$ 6.7	$ 0.5	$ —	$ 55.2
Accounts payable	1,506.1	442.9	109.6	(1,455.8)	602.8
Accrued liabilities	26.8	253.1	67.2	(1.1)	346.0
Income taxes payable	30.4	—	14.7	—	45.1
Discontinued operations	—	6.6	5.1	—	11.7
Total current liabilities	1,611.3	709.3	197.1	(1,456.9)	1,060.8
Long-term debt	249.3	1.0	0.5	—	250.8
Deferred income taxes	—	126.4	27.3	(42.5)	111.2
Pension and other postretirement benefit obligations	127.8	194.1	6.5	—	328.4
Other long-term liabilities	4.9	91.0	11.1	—	107.0
Discontinued operations	—	0.3	3.1	—	3.4
Commitments and contingencies					
Shareholders' equity:					
Common stock and paid-in capital	1,252.6	2,806.7	931.4	(3,738.1)	1,252.6
Retained earnings	3,895.4	2,679.9	447.0	(3,126.9)	3,895.4
Accumulated other comprehensive (loss) income	(288.2)	(89.9)	(154.4)	244.3	(288.2)
Total shareholders' equity	4,859.8	5,396.7	1,224.0	(6,620.7)	4,859.8
	$6,853.1	$6,518.8	$1,469.6	$(8,120.1)	$6,721.4

Condensed Consolidating Balance Sheets

March 30, 2008	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Assets					
Current assets:					
Cash and cash equivalents	$ 69.6	$ 0.8	$ 150.9	$ —	$ 221.3
Receivables, net	35.1	1,148.6	560.8	(731.2)	1,013.3
Inventories	—	716.7	269.5	—	986.2
Prepaid expenses	3.1	8.0	10.5	—	21.6
Deferred income taxes	29.1	29.4	24.5	—	83.0
Discontinued operations	—	28.8	75.4	(57.3)	46.9
Total current assets	136.9	1,932.3	1,091.6	(788.5)	2,372.3
Property, plant and equipment, net	42.2	770.3	293.9	—	1,106.4
Goodwill	—	1,659.9	622.5	—	2,282.4
Deferred income taxes	55.1	—	—	(55.1)	—
Investments in subsidiaries	4,954.3	421.0	—	(5,375.3)	—
Other assets	121.5	86.6	36.4	14.1	258.6
Discontinued operations	—	15.7	14.7	—	30.4
	$5,310.0	$4,885.8	$2,059.1	$(6,204.8)	$6,050.1
Liabilities and Shareholders' Equity					
Current liabilities:					
Long-term debt currently due and short-term borrowings	$ 19.0	$ 0.3	$ 0.2	$ —	$ 19.5
Accounts payable	699.3	475.5	292.7	(788.5)	679.0
Accrued liabilities	27.3	291.5	98.7	(1.1)	416.4
Income taxes payable	32.7	2.4	30.3	—	65.4
Discontinued operations	—	11.6	12.9	—	24.5
Total current liabilities	778.3	781.3	434.8	(789.6)	1,204.8
Long-term debt	327.3	6.8	0.3	—	334.4
Deferred income taxes	—	80.2	19.9	(55.1)	45.0
Pension and other postretirement benefit obligations	133.9	134.2	6.4	—	274.5
Other long-term liabilities	25.5	82.2	34.8	—	142.5
Discontinued operations	—	3.5	0.4	—	3.9
Commitments and contingencies					
Shareholders' equity:					
Common stock and paid-in capital	1,155.6	2,084.4	1,201.3	(3,285.7)	1,155.6
Retained earnings	2,873.4	1,758.7	270.9	(2,029.6)	2,873.4
Accumulated other comprehensive income (loss)	16.0	(45.5)	90.3	(44.8)	16.0
Total shareholders' equity	4,045.0	3,797.6	1,562.5	(5,360.1)	4,045.0
	$5,310.0	$4,885.8	$2,059.1	$(6,204.8)	$6,050.1

Condensed Consolidating Statements of Cash Flows

Year Ended March 29, 2009	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net cash provided by operating activities	$ 38.2	$ 885.4	$179.5	$ —	$1,103.1
Acquisitions of businesses	(486.8)	—	(3.7)	—	(490.5)
Capital expenditures	(1.2)	(140.7)	(62.8)	—	(204.7)
Intercompany advances	—	(707.2)	12.2	695.0	—
Intercompany loans	107.3	—	—	(107.3)	—
Dispositions of business and other	15.6	9.6	1.0	—	26.2
Net cash (used) provided by investing activities of discontinued operations	—	(1.1)	3.0	3.0	4.9
Net cash (used) provided by investing activities	(365.1)	(839.4)	(50.3)	590.7	(664.1)
Net change in commercial paper and short-term borrowings	—	—	(0.1)	—	(0.1)
Net change in long-term debt	(49.0)	(0.4)	(0.6)	—	(50.0)
Common stock issued	36.7	—	—	—	36.7
Cash dividends	(16.7)	—	—	—	(16.7)
Excess tax benefits from share-based payment arrangements	11.5	—	—	—	11.5
Intercompany advances	698.0	—	—	(698.0)	—
Intercompany loans	—	(43.7)	(54.7)	98.4	—
Net cash (used) provided by financing activities of discontinued operations	—	(0.8)	(8.9)	8.9	(0.8)
Net cash provided (used) by financing activities	680.5	(44.9)	(64.3)	(590.7)	(19.4)
Effect of exchange rate changes on cash and cash equivalents	—	—	(86.4)	—	(86.4)
Net increase (decrease) in cash and cash equivalents	353.6	1.1	(21.5)	—	333.2
Cash and cash equivalents at beginning of year	69.6	0.8	150.9	—	221.3
Cash and cash equivalents at end of year	$ 423.2	$ 1.9	$129.4	$ —	$ 554.5

Condensed Consolidating Statements of Cash Flows

Year Ended March 30, 2008	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net cash provided by operating activities	$ 134.0	$ 489.0	$ 14.5	$ 276.2	$ 913.7
Acquisitions of businesses	(113.3)	1.2	(142.1)	—	(254.2)
Capital expenditures	(13.5)	(159.8)	(51.4)	—	(224.7)
Intercompany advances	—	(385.7)	(126.3)	512.0	—
Intercompany receivables securitization	—	—	276.2	(276.2)	—
Intercompany loans	(68.3)	—	—	68.3	—
Dispositions of business and other	42.3	7.8	2.2	—	52.3
Net cash (used) provided by investing activities of discontinued operations	—	(1.1)	4.2	(5.8)	(2.7)
Net cash (used) provided by investing activities	(152.8)	(537.6)	(37.2)	298.3	(429.3)
Net change in commercial paper and short-term borrowings	(352.9)	—	(0.2)	—	(353.1)
Net change in long-term debt	(163.2)	(1.4)	(0.1)	—	(164.7)
Common stock issued	53.6	—	—	—	53.6
Cash dividends	(16.6)	—	—	—	(16.6)
Excess tax benefits from share-based payment arrangements	43.2	—	—	—	43.2
Intercompany advances	506.2	—	—	(506.2)	—
Intercompany loans	—	43.7	25.5	(69.2)	—
Net cash (used) provided by financing activities of discontinued operations	—	(0.5)	(0.9)	0.9	(0.5)
Net cash provided (used) by financing activities	70.3	41.8	24.3	(574.5)	(438.1)
Effect of exchange rate changes on cash and cash equivalents	—	—	24.6	—	24.6
Net increase (decrease) in cash and cash equivalents	51.5	(6.8)	26.2	—	70.9
Cash and cash equivalents at beginning of year	18.1	7.6	124.7	—	150.4
Cash and cash equivalents at end of year	$ 69.6	$ 0.8	$ 150.9	$ —	$ 221.3

Condensed Consolidating Statements of Cash Flows

Year Ended April 1, 2007	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net cash provided (used) by operating activities	$ 106.4	$ 760.0	$ 45.8	$ (46.7)	$ 865.5
Acquisitions of businesses	(641.6)	(287.0)	9.4	—	(919.2)
Capital expenditures	(29.6)	(150.2)	(35.3)	—	(215.1)
Intercompany advances	—	(332.8)	144.0	188.8	—
Intercompany receivables securitization	—	—	(46.7)	46.7	—
Intercompany loans	21.7	—	—	(21.7)	—
Dispositions of business and other	37.4	28.8	5.5	—	71.7
Net cash (used) provided by investing activities of discontinued operations	—	(9.4)	(0.7)	2.1	(8.0)
Net cash (used) provided by investing activities	(612.1)	(750.6)	76.2	215.9	(1,070.6)
Net change in commercial paper and short-term borrowings	382.9	—	(47.5)	—	335.4
Net change in long-term debt	(125.4)	(1.1)	0.1	—	(126.4)
Common stock issued	49.3	—	—	—	49.3
Cash dividends	(16.3)	—	—	—	(16.3)
Excess tax benefits from share-based payment arrangements	28.9	—	—	—	28.9
Intercompany advances	190.9	—	—	(190.9)	—
Intercompany loans	—	—	(13.2)	13.2	—
Other	2.9	—	(1.8)	—	1.1
Net cash (used) provided by financing activities of discontinued operations	—	(0.7)	(5.8)	8.5	2.0
Net cash provided (used) provided by financing activities	513.2	(1.8)	(68.2)	(169.2)	274.0
Effect of exchange rate changes on cash and cash equivalents	—	—	21.6	—	21.6
Net increase in cash and cash equivalents	7.5	7.6	75.4	—	90.5
Cash and cash equivalents at beginning of year	10.6	—	49.3	—	59.9
Cash and cash equivalents at end of year	$ 18.1	$ 7.6	$124.7	$ —	$ 150.4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Precision Castparts Corp.
Portland, Oregon

We have audited the accompanying consolidated balance sheets of Precision Castparts Corp. and subsidiaries (the "Company") as of March 29, 2009 and March 30, 2008, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended March 29, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Precision Castparts Corp. and subsidiaries as of March 29, 2009 and March 30, 2008, and the results of their operations and their cash flows for each of the three years in the period ended March 29, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 14 to the consolidated financial statements, on April 1, 2007, the Company changed its method of accounting for defined benefit and other postretirement benefit plans upon the adoption of Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 29, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 28, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Portland, Oregon
May 28, 2009

Quarterly Financial Information [1]

(Unaudited)
(In millions, except per share data)

2009	1st Quarter	2nd Quarter	3rd Quarter [2]	4th Quarter
Net sales	$1,810.1	$1,798.7	$1,614.7	$1,604.4
Gross profit	$ 524.1	$ 499.0	$ 467.8	$ 498.9
Net income:				
Continuing operations	$ 273.4	$ 264.9	$ 236.8	$ 263.0
Discontinued operations	2.4	4.4	2.3	(2.7)
	$ 275.8	$ 269.3	$ 239.1	$ 260.3
Net income per share-basic:				
Continuing operations	$ 1.96	$ 1.90	$ 1.70	$ 1.88
Discontinued operations	0.02	0.03	0.02	(0.02)
	$ 1.98	$ 1.93	$ 1.72	$ 1.86
Net income per share-diluted:				
Continuing operations	$ 1.94	$ 1.88	$ 1.69	$ 1.87
Discontinued operations	0.02	0.03	0.01	(0.02)
	$ 1.96	$ 1.91	$ 1.70	$ 1.85
Cash dividends per share	$ 0.03	$ 0.03	$ 0.03	$ 0.03
Common stock prices:				
High	$ 128.20	$ 104.23	$ 78.78	$ 68.18
Low	$ 98.34	$ 81.38	$ 47.23	$ 48.61
End	$ 99.05	$ 81.38	$ 56.84	$ 63.12

2008	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter [3]
Net sales	$ 1,622.3	$ 1,693.0	$ 1,668.2	$ 1,766.3
Gross profit	$ 437.6	$ 460.4	$ 460.8	$ 495.1
Net income:				
Continuing operations	$ 221.7	$ 232.1	$ 241.2	$ 264.1
Discontinued operations	4.7	3.3	5.3	14.9
	$ 226.4	$ 235.4	$ 246.5	$ 279.0
Net income per share-basic:				
Continuing operations	$ 1.61	$ 1.68	$ 1.74	$ 1.90
Discontinued operations	0.04	0.03	0.04	0.11
	$ 1.65	$ 1.71	$ 1.78	$ 2.01
Net income per share-diluted:				
Continuing operations	$ 1.59	$ 1.66	$ 1.72	$ 1.88
Discontinued operations	0.03	0.02	0.04	0.11
	$ 1.62	$ 1.68	$ 1.76	$ 1.99
Cash dividends per share	$ 0.03	$ 0.03	$ 0.03	$ 0.03
Common stock prices:				
High	$ 121.36	$ 149.09	$ 153.72	$ 142.57
Low	$ 101.02	$ 119.10	$ 133.01	$ 95.83
End	$ 121.36	$ 147.98	$ 138.54	$ 101.35

(1) Historical amounts have been restated to present certain businesses as discontinued operations.

(2) The third quarter of fiscal 2009 includes an $11.8 million charge for costs associated with restructuring activities across all segments.

(3) The fourth quarter of fiscal 2008 includes a $6.1 million charge for costs associated with restructuring activities within the Investment Cast Products segment.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Controls and Procedures

We maintain disclosure controls and procedures that are designed with the objective of providing reasonable assurance that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management is required to apply their judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, an evaluation was performed on the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of March 29, 2009.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Chief Executive Officer and Chief Financial Officer Certifications

The certifications of our Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act have been filed as Exhibits 31.1 and 31.2 to this report. Additionally, in August 2008, the Company's Chief Executive Officer filed with the New York Stock Exchange ("NYSE") an annual certification of compliance with NYSE listing standards without qualification.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as this term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on our assessment using that criteria, our management concluded that, as of March 29, 2009, the Company's internal control over financial reporting was effective.

During fiscal 2009, PCC acquired Hackney Ladish Holding Corp., Fatigue Technology, Inc. and Airdrome Holdings, LLC, which consists of Airdrome Precision Components and AF Aerospace Ltd., on December 4, 2008, November 21, 2008 and September 30, 2008, respectively, in purchase business combinations. Management has excluded Hackney Ladish Holding Corp., Fatigue Technology, Inc., Airdrome Precision Components and AF Aerospace Ltd from its assessment of internal control over financial reporting as of March 29, 2009 as it was determined that Management could not complete an assessment of the internal control over financial reporting of the acquired businesses in the period between the acquisition dates and the date of management's assessment. Total assets and revenues of these three acquisitions represent approximately 7.4% and 1.0%, respectively, of the related consolidated financial statement amounts as of and for the fiscal year ended March 29, 2009.

Our internal control over financial reporting as of March 29, 2009, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Precision Castparts Corp.
Portland, Oregon

We have audited the internal control over financial reporting of Precision Castparts Corp. and subsidiaries (the "Company") as of March 29, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Airdrome Holdings, LLC ("Airdrome"), Fatigue Technology, Inc. ("FTI"), and Hackney Ladish Holding Corp. ("Hackney Ladish"), which were acquired on September 30, 2008, November 21, 2008, and December 4, 2008, respectively, and whose financial statements constitute, in aggregate, 7.4 % of total assets, 1.0 % of revenues, and 0.8 % of net income of the consolidated financial statement amounts as of and for the year ended March 29, 2009. Accordingly, our audit did not include the internal control over financial reporting at Airdrome, FTI, or Hackney Ladish. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 29, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 29, 2009 of the Company and our report dated May 28, 2009 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Portland, Oregon
May 28, 2009

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE OF THE REGISTRANT

Information with respect to Directors of the Company is incorporated herein by reference to "Proposal 1: Election of Directors" continuing through "Board of Directors and Committee Meetings" and to "Audit Committee" and "Report of the Audit Committee" in our Proxy Statement to be filed for the 2009 Annual Meeting of Shareholders of the Registrant. The information required by this item with respect to our executive officers follows Part I, Item 4(a) of this document.

Information with respect to compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement to be filed for the 2009 Annual Meeting of Shareholders of the Registrant.

The Company has adopted a code of ethics that applies to the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Company has posted this Code of Conduct on the PCC Corporate Center at www.precast.com/PCC/Governance.html. A copy may also be received free of charge by calling Investor Relations at (503) 946-4850 or sending an email to info@precastcorp.com.

ITEM 11. EXECUTIVE COMPENSATION

Information with respect to Executive Compensation is incorporated herein by reference to "Compensation of Executive Officers," "Compensation Discussion and Analysis" and "Director Compensation" in the Proxy Statement to be filed for the 2009 Annual Meeting of Shareholders of the Registrant.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information with respect to Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters is incorporated herein by reference to "Security Ownership of Certain Beneficial Owners," "Security Ownership of Directors and Executive Officers" and "Equity Compensation Plan Information" in the Proxy Statement to be filed for the 2009 Annual Meeting of Shareholders of the Registrant.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information with respect to Certain Relationships and Related Transactions and Director Independence is incorporated herein by reference to "Proposal 1: Election of Directors, Corporate Governance" and continuing through "Director Independence" and to "Transactions with Related Persons" in the Proxy Statement to be filed for the 2009 Annual Meeting of Shareholders of the Registrant.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information with respect to Principal Accounting Fees and Services is incorporated herein by reference to "Proposal 2: Ratification of Appointment of Independent Registered Public Accounting Firm" in the Proxy Statement to be filed for the 2009 Annual Meeting of Shareholders of the Registrant.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

The following consolidated financial statements of Precision Castparts Corp. are included in "Item 8. Financial Statements and Supplementary Data."

Consolidated Statements of Income
Consolidated Balance Sheets
Consolidated Statements of Cash Flows
Consolidated Statements of Shareholders' Equity
Notes to Financial Statements
Report of Independent Registered Public Accounting Firm

(a)(2) Financial Statement Schedules

None.

(a)(3) Exhibits

3.1	Restated Articles of Incorporation of Precision Castparts Corp., as amended. (Incorporated herein by reference to Exhibit 3(A) to the Form 10-K filed June 11, 2002.)
3.2	Articles of Amendment to Restated Articles of Incorporation of Precision Castparts Corp. (Incorporated herein by reference to Exhibit 3(i) to the Form 10-Q filed November 8, 2006.)
3.3	Articles of Amendment to Restated Articles of Incorporation of Precision Castparts Corp. (Incorporated herein by reference to Exhibit 3.1 to the Form 8-K filed December 16, 2008.)
3.4	Bylaws of Precision Castparts Corp. (Incorporated herein by reference to Exhibit 3.2 to the Form 8-K filed November 19, 2007.)
4.1	Indenture dated December 17, 1997 between J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A., which was the successor to The First National Bank of Chicago) as Trustee and PCC (Incorporated herein by reference to Exhibit (4)A to the Form 10-K filed June 26, 1998.)
4.2	First Supplemental Indenture dated as of June 30, 2001 between J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A., which was the successor to The First National Bank of Chicago) as Trustee and PCC (Incorporated herein by reference to Exhibit 4.6 to the Form S-4 filed September 23, 2003.)
4.3	PCC Guarantee of Subsidiaries dated July 1, 2001 (Incorporated herein by reference to Exhibit (4)E to the Form 10-K filed June 11, 2002.)
4.4	Second Supplemental Indenture dated as of December 9, 2003 among J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A., which was the successor to The First National Bank of Chicago), as Trustee, PCC and the guarantors named therein (Incorporated herein by reference to Exhibit 4.2 to the Form 10-Q filed February 11, 2004.)
4.5	Third Supplemental Indenture dated as of December 9, 2003 among J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A., which was the successor to The First National Bank of Chicago), as Trustee, PCC and the guarantors named therein (Incorporated herein by reference to Exhibit 4.3 to the Form 10-Q filed February 11, 2004.)
4.6	Tri-Party Agreement dated as of August 18, 2005 by and among PCC, J.P. Morgan Trust Company, National Association, as resigning trustee, and U.S. Bank National Association, as successor trustee (Incorporated herein by reference to Exhibit 4.8 to the Form 10-K filed June 14, 2006.)
4.7	Form of 5.60% Senior Note due 2013 (Incorporated herein by reference to Exhibit A to Exhibit 4.2 to the Form 10-Q filed February 11, 2004.)
4.8	Form of Notation of Guarantee (Incorporated herein by reference to Exhibit E to Exhibit 4.2 to the Form 10-Q filed February 11, 2004.)
4.9	Amended and Restated Note Purchase Agreement dated as of December 9, 2003 among PCC and the Holders named therein (Incorporated herein by reference to Exhibit 4.7 to the Form 10-Q filed February 11, 2004.)
4.10	Rights Agreement, dated as of December 12, 2008, between Precision Castparts Corp. and the Bank of New York Mellon (Incorporated herein by reference to Exhibit 4.1 to the Form 8-K filed December 16, 2008.)
10.1	Amended and Restated Credit Agreement dated as of October 14, 2005 among Precision Castparts Corp., Bank of America, N.A. as Administrative Agent, Swing Line Lender and L/C Issuer, and the Other Financial Institutions Party thereto (Incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed October 19, 2005.)
10.2	Guaranty Agreement dated as of December 9, 2003 among the Bank of America, N.A. and the subsidiaries of Precision Castparts Corp. named therein (Incorporated herein by reference to Exhibit 10.4 to the Form 10-Q filed February 11, 2004.)

10.3 Amendment No. 1 to Guaranty Agreement, dated as of October 14, 2005, among the Bank of America, N.A. and the subsidiaries of Precision Castparts Corp. named therein (Incorporated herein by reference to Exhibit 10.13 to the Form 10-K filed June 14, 2006.)

10.4 Amendment No. 4 to Amended and Restated Credit Agreement and Amendment No. 2 to Guaranty Agreement dated as of May 16, 2007 (Incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed May 21, 2007.)

10.5 Non-Employee Directors' Stock Option Plan (Incorporated herein by reference to Exhibit (10)B to the Form 10-Q filed August 8, 1997.) *

10.6 1994 Stock Incentive Plan, as amended (Incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed November 19, 2007.) *

10.7 1999 Non-Qualified Stock Option Plan, as amended (Incorporated herein by reference to Exhibit 10.3 to the Form 8-K filed November 19, 2007.)

10.8 2001 Stock Incentive Plan, as amended (Incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed August 15, 2008.) *

10.9 2008 Employee Stock Purchase Plan (Incorporated herein by reference to Exhibit 10.9 to the Form 10-K filed May 29, 2008) *

10.10 Non-Employee Directors Deferred Stock Units Program (Incorporated herein by reference to Exhibit 10.16 to the Form 10-K filed June 14, 2004.) *

10.11 Form of Nonstatutory Stock Option Agreement for SERP Level One and Level Two Participants (Incorporated herein by reference to Exhibit 10.2 to the Form 10-Q filed February 9, 2007.) *

10.12 Form of Nonstatutory Stock Option Agreement for William D. Larsson (2007 and 2008 grants) (Incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed November 19, 2007.) *

10.13 Form of Deferred Stock Units Award Agreement (Incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed February 9, 2007.) *

10.14 Executive Performance Incentive Plan (Incorporated herein by reference to Exhibit A to the Company's July 3, 2007 Proxy Statement.) *

10.15 Incentive Compensation Program for Human Capital Planning Performance *

10.16 Executive Deferred Compensation Plan, 2005 Restatement as amended through Amendment No. 3 *

10.17 Nonemployee Directors' Deferred Compensation Plan, 2005 Restatement as amended through Amendment No. 3 *

10.18 Frozen Supplemental Executive Retirement Program, December 31, 2004 Restatement (Incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed December 19, 2006.) *

10.19 Supplemental Executive Retirement Program—Level One Plan—Ongoing (Incorporated herein by reference to Exhibit 10.3 to the Form 8-K filed December 19, 2006.) *

10.20 Supplemental Executive Retirement Program—Level Two Plan—Ongoing (Incorporated herein by reference to Exhibit 10.4 to the Form 8-K filed December 19, 2006.) *

10.21 Supplemental Retirement Income Benefit for William D. Larsson (Incorporated herein by reference to Exhibit 10.3 to the Form 10-Q filed November 7, 2008.) *

10.22 Form of Change of Control Agreement for Executives of Precision Castparts Corp. (Incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed February 6, 2009). *

10.23 Form of Indemnity Agreement for Executives of Precision Castparts Corp. (Incorporated herein by reference to Exhibit (10)M to the Form 10-K filed June 12, 2001.) *

10.24 Roger Cooke agreement, dated as of March 13, 2000 (Incorporated herein by reference to Exhibit 10.28 to the Form 10-K filed May 31, 2007) *

10.25	William D. Larsson agreement, dated May 22, 2008 (Incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed May 28, 2008) *
10.26	Amendment to William D. Larsson agreement, dated November 13, 2008 (Incorporated herein by reference to Exhibit 10.2 to the Form 10-Q filed February 6, 2009) *
10.27	Separation Agreement with Chris Ayers, dated July 29, 2008 (Incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed July 30, 2008) *
10.28	Time Sharing Agreement, dated October 23, 2007, between Precision Castparts Corp. and Mark Donegan (Incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed November 9, 2007.) *
11	Calculation of Earnings Per Share for the Year Ended April 1, 2007 **
16.1	Letter from PricewaterhouseCoopers LLP (Incorporated herein by reference to Exhibit 16.1 in the Form 8-K filed June 21, 2006) (File number 1-10348)
21	Subsidiaries of Precision Castparts Corp.
23.1	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* *Management contract or compensatory plan or arrangement.*

** *Information required to be presented in Exhibit 11 is included in the "Earnings per Share" note in "Item 8. Financial Statement and Supplementary Data."*

(b) See a(3) above.

(c) See a(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION CASTPARTS CORP.

BY: /S/ MARK DONEGAN

Mark Donegan
Chairman and Chief Executive Officer

Dated: May 28, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
As officers or directors of PRECISION CASTPARTS CORP.		
/S/ MARK DONEGAN **Mark Donegan**	Chairman and Chief Executive Officer	May 28, 2009
/S/ SHAWN R. HAGEL **Shawn R. Hagel**	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 28, 2009
/S/ PETER R. BRIDENBAUGH **Peter R. Bridenbaugh**	Director	May 28, 2009
/S/ DON R. GRABER **Don R. Graber**	Director	May 28, 2009
/S/ LESTER L. LYLES **Lester L. Lyles**	Director	May 28, 2009
/S/ DANIEL J. MURPHY **Daniel J. Murphy**	Director	May 28, 2009
/S/ VERNON E. OECHSLE **Vernon E. Oechsle**	Director	May 28, 2009
/S/ STEVEN G. ROTHMEIER **Steven G. Rothmeier**	Director	May 28, 2009
/S/ ULRICH SCHMIDT **Ulrich Schmidt**	Director	May 28, 2009

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PRECISION CASTPARTS CORP.

4650 SW Macadam, Suite 400
Portland, Oregon 97239

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

August 11, 2009

You are invited to attend the Annual Meeting of Shareholders of Precision Castparts Corp. The meeting will be held on Tuesday, August 11, 2009 at 1:00 p.m., Pacific Time, in the Bella Vista Room of the Aquariva Restaurant, 0470 SW Hamilton Court, Portland, Oregon. The meeting will be held for the following purposes:

1. To elect as directors the three nominees named in the attached proxy statement, each to serve a three-year term;
2. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending March 28, 2010; and
3. To conduct any other business that is properly raised before the meeting.

Only shareholders of record at the close of business on June 15, 2009 will be able to vote at the meeting.

Your vote is important. Please submit a proxy through the internet or, if this proxy statement was mailed to you, by completing, signing and dating the enclosed proxy card and returning it promptly in the enclosed reply envelope. **If you plan to attend the meeting, please mark the appropriate box on the proxy so the Company can prepare an accurate admission list**. If you attend the meeting and prefer to vote in person, you will be able to do so.

By Order of the Board of Directors,

/s/ ROGER A. COOKE

Roger A. Cooke
Secretary

Portland, Oregon
July 1, 2009

PRECISION CASTPARTS CORP.

4650 SW Macadam, Suite 400
Portland, Oregon 97239

PROXY STATEMENT
ANNUAL MEETING OF SHAREHOLDERS

The Board of Directors of Precision Castparts Corp. (the "Company" or "PCC") solicits your proxy in the form enclosed with this proxy statement. The proxy will be used at the 2009 Annual Meeting of Shareholders, which will be held on Tuesday, August 11, 2009 at 1:00 p.m., Pacific Time, in the Bella Vista Room of the Aquariva Restaurant, 0470 SW Hamilton Court, Portland, Oregon. The proxy may also be used at any adjournment of the meeting. You may submit your proxy to us by mail using the enclosed proxy form. The Company intends to mail a printed copy of this proxy statement and the enclosed proxy form and voting instructions to certain shareholders of record on or about July 1, 2009. All other shareholders will receive a Notice Regarding the Availability of Proxy Materials, which will be mailed on or about July 1, 2009.

Shareholders of record at the close of business on June 15, 2009 are entitled to notice of and to vote at the meeting or any adjournment thereof. The Company's outstanding voting securities on June 15, 2009 consisted of 140,196,790 shares of common stock, each of which is entitled to one vote on all matters to be presented at the meeting. The common stock does not have cumulative voting rights.

If you have properly submitted your proxy and have not revoked it prior to the Annual Meeting, we will vote your shares according to your instructions on the proxy. If you do not provide any instructions, we will vote your shares: (a) for the nominees listed in Proposal 1; (b) for the approval of Proposal 2; and (c) in accordance with the recommendations of the Company's management on other business that properly comes before the meeting or matters incident to the conduct of the meeting. If you properly submit your proxy but attend the meeting and choose to vote personally, our ability to exercise the proxy will be suspended. You also may revoke your proxy by notifying Roger A. Cooke, the Secretary of the Company, in writing at the address listed above prior to our exercise of the proxy at the Annual Meeting or any adjournment of the meeting.

PROPOSAL 1: ELECTION OF DIRECTORS

We Recommend a Vote "For" All Nominees

The Board of Directors presently consists of eight directors. As required by the Company's bylaws, the Board of Directors is divided into three classes. The term of office for one of the classes expires each year. This year, the terms of Messrs. Donegan, Oechsle and Schmidt will expire and each is a nominee for reelection. If elected, the terms of each of Messrs. Donegan, Oechsle and Schmidt will expire in 2012.

The following table provides the name, age, principal occupation and other directorships of each nominee and continuing director, the year in which he became a director of the Company and the year in which his term expires. Except as otherwise noted, each has held his principal occupation for at least five years.

If a quorum of shares is present at the meeting, the three nominees for director who receive the greatest number of votes cast at the meeting will be elected directors. We will treat abstentions and broker nonvotes as shares present but not voting.

Name, Age, Principal Occupation and Other Directorships	Director Since	Term Expires
Nominees		
Mark Donegan—52 Chairman and Chief Executive Officer of the Company. Mr. Donegan came to PCC from General Electric Company in 1985. He held numerous management positions with the Company before becoming Chairman. Prior to assuming his current responsibilities, Mr. Donegan was President of the Company and was elected to the position of Chairman following the Annual Meeting of Shareholders in August 2003. Mr. Donegan is also a member of the board of directors of Rockwell Collins, Inc.	2001	2009
Vernon E. Oechsle—66 Retired; until May 2001, Chairman and Chief Executive Officer of Quanex Corporation, a manufacturer of steel bars, aluminum shapes and steel tubes and pipes.	1996	2009
Rick Schmidt—59 Executive Vice President and Chief Financial Officer of Spirit AeroSystems Holdings, Inc., a designer and manufacturer of aerostructures, since August 2005; from October 2000 until August 2005, Executive Vice President and Chief Financial Officer of Goodrich Corporation, a supplier of products and services to the commercial and general aviation airplane markets and the global defense and space markets.	2007	2009
Directors Whose Terms Continue		
Peter R. Bridenbaugh—68 President of P. Bridenbaugh, Inc., an organization providing consulting services, since January 1998. From 1996 until retiring in January 1998, Executive Vice President—Automotive, Aluminum Co. of America, an integrated producer of aluminum and other products for the aerospace, automotive, building and construction, and commercial and industrial markets; from 1993 to 1996, Executive Vice President and Chief Technical Officer, Aluminum Co. of America.	1995	2010
Don R. Graber—65 President and Chief Executive Officer of Colleton Enterprises LLC, a private consulting and investment company located in Dayton, Ohio, since March 2005. From 1997 to 2004, Chairman, President and Chief Executive Officer of Huffy Corporation, a manufacturer of wheeled products; retired from Huffy in January 2004. Mr. Graber was previously President of Worldwide Household Products Group, The Black & Decker Corporation. In October 2004, Huffy Corporation filed a petition for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code.	1995	2011

Name, Age, Principal Occupation and Other Directorships	Director Since	Term Expires
Directors Whose Terms Continue		
Gen. Lester L. Lyles (Ret.)—62 Independent consultant since 2003. Prior to that, Mr. Lyles served in the U.S. Air Force for over 35 years, most recently as Commander of the U.S. Air Force Materiel Command from 2000 to 2003. Mr. Lyles is also a director of General Dynamics Corporation, KBR, Inc. and The Dayton Power and Light Company.	2008	2011
Daniel J. Murphy—60 Chief Executive Officer of Alliant Techsystems Inc. ("ATK"), a supplier of aerospace and defense products and ammunition, since 2003, and Chairman of ATK since April 2005; from 2002 to 2003, Group Vice President, ATK Precision Systems Group.	2007	2010
Steven G. Rothmeier—62 Chairman and Chief Executive Officer of Great Northern Capital, a private investment and merchant banking firm, since March 1993. Mr. Rothmeier is also a director of Waste Management, Inc., Great Northern Asset Management and ArvinMeritor, Inc.	1994	2010

Board of Directors and Committee Meetings

Under Oregon law, PCC is managed under the direction of the Board of Directors. The Board establishes broad corporate policies and authorizes various types of transactions, but it is not involved in day-to-day operational details. During fiscal 2009, the Board held 4 regular meetings and 1 special meeting. PCC encourages but does not require members of the Board to attend the Annual Meeting. Last year, all members attended the Annual Meeting.

The Board has three standing committees. The table below shows the number of committee meetings conducted in fiscal 2009 and the directors who currently serve on these committees. The functions of the committees are described in subsequent sections.

	Board Committees		
Director	Audit	Compensation	Nominating & Corporate Governance
Mr. Bridenbaugh			X
Mr. Donegan			
Mr. Graber		X	X (Chair)
Mr. Lyles	X		
Mr. Oechsle	X	X	
Mr. Murphy			X
Mr. Rothmeier		X (Chair)	
Mr. Schmidt	X (Chair)		
2009 Meetings	9	4	3

During fiscal 2009, each director attended at least 75% of the aggregate of the total number of meetings of the Board during the period for which he was a director and the total number of meetings held by all committees on which and during the period that he served.

Director Compensation

For the Company's first, second and third quarters of fiscal 2009, non-employee directors received the following fees (prorated for three quarters) to the extent applicable to the individual director: (i) an annual cash retainer of $60,000 for board service; (ii) an annual cash retainer of $10,000 for service on the audit committee and an annual cash retainer of $5,000 for service on a committee other than the audit committee; and (iii) a $10,000 annual fee for service as chair of the audit committee and a $5,000 annual fee for service as chair of a committee other than the audit committee. On November 13, 2008, the Board approved a change to the Company's non-employee director compensation program. The Board approved this change after reviewing data from Hewitt Associates showing that the total compensation for a member of the Board was below the average total compensation received by directors at similar companies. Under the new program, non-employee directors received the following fees for the Company's fourth quarter of fiscal 2009 (prorated for one quarter) to the extent applicable to the individual director: (i) an annual cash retainer of $72,000 for board service; (ii) an annual cash retainer of $15,000 for service on the audit committee and an annual cash retainer of $10,000 for service on a committee other than the audit committee; and (iii) a $15,000 annual fee for service as chair of the audit committee and a $10,000 annual fee for service as chair of a committee other than the audit committee. The cash fees are payable in quarterly increments in arrears subject to deferral elections. In addition, each non-employee director who was a director immediately following the Company's 2008 Annual Meeting received a deferred stock unit award with a value of $100,000. These awards vest ratably over three years and are payable in shares of Company common stock on cessation of Board service. As part of the new non-employee director compensation program, the value of these deferred stock unit awards will increase to $125,000 effective with the grant occurring after the 2009 Annual Meeting.

The Board believes that in order to better align the interests of individual Board members with those of the Company's shareholders it is important for Board members to own Company common stock. Accordingly, all Board members are required to own stock, deferred stock units or other equivalents equal to three times their annual retainer within four years of joining the Board. All directors have met their stock ownership guidelines in accordance with the implementation schedule.

The Company maintains an unfunded Non-Employee Director Deferred Compensation Plan (the "NDDC"). The NDDC allows participants to elect to defer directors' fees and credit the amounts to an account under the NDDC. There is not a minimum or maximum deferral limit. Investment results are determined by performance options selected by the participant, which in fiscal 2009 included a prime rate plus 2% option, a phantom stock fund, and certain other mutual funds and pooled investment vehicles specified in the NDDC. Participants may select performance options and change an existing selection on any business day, except for selections made with respect to the phantom stock fund. One time each calendar year, a participant who is currently serving on the Board may change his performance option selection for previously deferred compensation to select the phantom stock fund performance option. NDDC benefits are ordinarily paid pursuant to the time of payment election made by the participant prior to earning the compensation or at termination of Board service. The form of payment is either a cash lump sum, installments from 2 to 20 years, or in shares of Company common stock (available only with respect to the phantom stock fund performance option).

The following table shows compensation earned by the non-employee directors of the Company in fiscal 2009.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(2)	Total ($)
Peter R. Bridenbaugh	$69,250	$89,817	$ —	$159,067
Dean T. DuCray	40,000	72,229	—	112,229
Don R. Graber	81,750	89,817	1,841	173,408
Lester L. Lyles	74,250	40,733	—	114,983
Daniel J. Murphy	69,250	79,633	666	149,549
Vernon E. Oechsle	80,500	89,817	3,881	174,198
Steven G. Rothmeier	75,500	89,817	—	165,317
Rick Schmidt	83,000	79,633	—	162,633

(1) Represents the amount of compensation expense recognized under FAS 123R with respect to deferred stock units granted in fiscal 2009 and prior years. Compensation expense is equal to the value of the shares of common stock issuable under the deferred stock units based on the closing market price of the Company's common stock on the grant date, and is recognized over the three-year vesting period. All remaining compensation expense with respect to deferred stock units granted to Mr. DuCray was recognized in fiscal 2009 because all outstanding but unvested deferred stock units held by him became immediately vested when Mr. DuCray retired in connection with the 2008 Annual Meeting. Immediately following the 2008 Annual Meeting on August 12, 2008, each non-employee director other than Mr. DuCray was awarded 1,033 deferred stock units with an aggregate grant date fair value of $100,000. As of March 29, 2009, non-employee directors held the following numbers of deferred stock units: each of Messrs. Bridenbaugh, Graber, Oechsle and Rothmeier, 5,643 deferred stock units; each of Messrs. Murphy and Schmidt, 1,823 deferred stock units; and Mr. Lyles, 1,033 deferred stock units. The Company formerly awarded stock options as an element of nonemployee director compensation; this was discontinued in 2004. As of March 29, 2009, non-employee directors held outstanding options for the following numbers of shares of common stock: Mr. Graber, 14,000 shares; Mr. Oechsle, 14,000 shares; Mr. Rothmeier, 18,000 shares; and each of Messrs. Bridenbaugh, Lyles, Murphy and Schmidt, no shares.

(2) All amounts represent above-market earnings credited to the prime rate plus 2% performance option under the non-qualified deferred compensation plan accounts of the applicable directors.

Corporate Governance

PCC maintains a corporate governance page on its website that includes key information about its corporate governance initiatives, including PCC's Corporate Governance Guidelines, its Code of Conduct and the charters for the Audit, Nominating & Corporate Governance and Compensation Committees of the Board of Directors. The corporate governance page can be found at *www.precast.com*, by clicking on "PCC Corporate Center" and then "Corporate Governance." These corporate governance documents are also available in print to any shareholder who requests them. Such requests should be sent to Mr. Roger A. Cooke, Secretary, Precision Castparts Corp., 4650 SW Macadam Avenue, Ste. 400, Portland, OR 97239-4262.

PCC's policies and practices reflect corporate governance initiatives that are compliant with SEC rules, the listing requirements of the New York Stock Exchange (NYSE) and the corporate governance requirements of the Sarbanes-Oxley Act of 2002, including:

- The Board of Directors has adopted corporate governance policies;
- A majority of the Board members are independent of PCC and its management;
- All members of the Board committees are independent;
- The non-management members of the Board of Directors meet regularly without the presence of management;
- PCC has a code of conduct and a financial code of professional conduct that also apply to all of its officers; and
- PCC's Audit Committee has procedures in place for the anonymous submission of employee complaints on accounting, internal controls or auditing matters that are incorporated into a web-based and telephonic reporting program available to all employees.

Director Independence

No member of the Board is considered independent unless the Board of Directors affirmatively determines that the member has no material relationship with PCC or any of its subsidiaries (either directly or as a partner, shareholder or officer of an entity that has a relationship with PCC or any of its subsidiaries). The Board of Directors has adopted director independence standards to assist it in determining the independence of its members. These standards are not available on the Company's website. The director independence standards are consistent with the NYSE "independent director" listing standards and provide that a director will not be deemed to be "independent" if:

Currently or within the preceding three years:

1. The director was employed by PCC or any of its subsidiaries;

2. An immediate family member of the director was employed by PCC or any of its subsidiaries as an executive officer;

3. The director, or an immediate family member of the director, received during any twelve-month period more than $120,000 in direct compensation from PCC or any of its subsidiaries, other than director and committee fees and pensions or other forms of deferred compensation for prior service (provided that such compensation is not contingent in any way on continued service);

4. The director, or an immediate family member of the director, was a partner or employee of a firm that is PCC's internal or external auditor and personally worked on PCC's audit;

5. The director or an immediate family member of the director was employed as an executive officer of another company on whose compensation committee any of PCC's current executive officers at the same time served; or

6. The director was an employee of a company that made payments to, or received payments from, PCC or any of its subsidiaries for property or services in an amount which, in any fiscal year, exceeded the greater of $1 million or 2% of such other company's consolidated gross revenues; or

Currently:

1. The director is an employee of PCC's internal or external auditor;

2. The director or an immediate family member of the director is a partner of PCC's internal or external auditor; or

3. An immediate family member of the director is an executive officer of a company that has made payments to, or received payments from, PCC or any of its subsidiaries for property or services in an amount which, in any of the last three fiscal years, exceeded the greater of $1 million or 2% of such other company's consolidated gross revenues.

An "immediate family member" includes a director's spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in law and anyone (other than tenants or employees) who shares the director's home.

The Board has reviewed the relationships between each of the directors and PCC and its subsidiaries and has determined that Messrs. Bridenbaugh, Graber, Lyles, Murphy, Oechsle, Rothmeier and Schmidt are independent under the NYSE corporate governance listing standards and PCC's director independence standards and have no material relationships with PCC or its subsidiaries (other than being a director or shareholder of PCC). Mr. Donegan is not an independent director because he is an executive officer of PCC.

Meetings of the non-management directors are conducted under the direction of a non-management director who is chosen on a rotating basis in advance of each meeting. This director develops the agenda of matters he wishes the non-management directors to consider at their regularly scheduled meetings.

Shareholder Communications

Shareholders and other interested parties may communicate with the non-management directors by written inquiries sent to Precision Castparts Corp., Attention: Non-Management Directors, 4650 SW Macadam Avenue, Ste. 400, Portland, Oregon 97239-4262. PCC's General Counsel will review these inquiries or communications. Communications other than advertising or promotions of a product or service will be forwarded to the presiding non-management Board member. Shareholders and other interested parties may send communications to the Board of Directors or to specified individual directors using the same procedures.

Nominating & Corporate Governance Committee

The Nominating & Corporate Governance Committee of the Board operates pursuant to a charter and is responsible for, among other things, recommending the size of the Board within the boundaries imposed by the Company's bylaws, recommending selection criteria for nominees for election or appointment to the Board, conducting independent searches for qualified nominees and screening the qualifications of candidates recommended by others, recommending to the Board for its consideration one or more nominees for appointment to fill vacancies on the Board as they occur and the slate of nominees for election at the Annual Meeting, and reviewing and making recommendations to the Board with respect to corporate governance.

When assessing a director candidate's qualifications, the Nominating & Corporate Governance Committee will consider, among other factors and irrespective of whether the candidate was identified by the Nominating & Corporate Governance Committee or recommended by a shareholder, an analysis of the candidate's qualification as independent as well as the candidate's integrity and moral responsibility, experience at the policy-making level, ability to work constructively with the Chief Executive Officer and other members of the Board, capacity to evaluate strategy, availability of and willingness to devote time to the Company, and awareness of the social, political and economic environment. From time to time the Nominating & Corporate Governance Committee uses a third-party executive search firm to identify candidates, review potentially eligible candidates and conduct background and reference checks and interviews with the candidates and others.

The Nominating & Corporate Governance Committee will consider qualified candidates for director properly submitted by a shareholder of the Company. Shareholders who wish to submit names to the Nominating & Corporate Governance Committee for consideration at the 2010 Annual Meeting of Shareholders should do so in writing between May 27, 2010 and June 21, 2010, addressed to the Nominating & Corporate Governance Committee, Precision Castparts Corp., 4650 SW Macadam Avenue, Ste. 400, Portland, Oregon 97239-4262, setting forth (a) as to each nominee whom the shareholder proposes to nominate for election or reelection as a director, (i) the name, age, business address and residence address of the nominee, (ii) the principal occupation or employment of the nominee, (iii) the number of shares of common stock of the Company beneficially owned by the nominee and (iv) any other information concerning the nominee that would be required, under the rules of the Securities and Exchange Commission, in a proxy statement soliciting proxies for the election of such nominee; and (b) as to the shareholder giving the notice, (i) the name and record address of the shareholder and (ii) the number of shares of common stock of the Company beneficially owned by the shareholder.

Compensation Committee

The Compensation Committee of the Board operates pursuant to a charter and is responsible for, among other things, determining the compensation to be paid to the Chief Executive Officer and to each of the other executive officers of the Company and developing the Company's executive compensation policies and program. The Committee may not delegate this authority. The Compensation Committee Report appears on page 18. Additional information on the Committee's consideration and determination of executive officer compensation is provided in the Compensation Discussion and Analysis below.

Audit Committee

The Audit Committee of the Board operates pursuant to a charter and is responsible for, among other things, the appointment of the independent registered public accounting firm for the Company; reviewing with the independent registered public accounting firm the plan and scope of the audit and approving audit fees; monitoring the adequacy of reporting and internal controls; and meeting periodically with the internal auditor and independent registered public accounting firm. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

Consistent with the rules of the NYSE, all members of the Audit Committee are independent and financially literate. The Board of Directors has determined that Messrs. Oechsle and Schmidt are audit committee financial experts as defined by the Securities and Exchange Commission.

Report of the Audit Committee

The Audit Committee reports as follows:

- The Audit Committee reviewed the Company's audited financial statements and discussed them with management. Management represented to the Audit Committee that the Company's audited consolidated financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee also reviewed and discussed the audited consolidated financial information with management and Deloitte & Touche LLP, the Company's independent registered public accounting firm for fiscal 2009, including a discussion of the quality, and not just the acceptability, of the accounting principles and the reasonableness of significant judgments. The Audit Committee discussed with the Company's internal auditor and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee met with the internal auditor and independent registered public accounting firm, with and without management present, to discuss the results of their examinations and the overall quality of the Company's financial reporting.
- The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by SAS No. 61 (Communication with Audit Committees), as amended or superseded.
- The Audit Committee received from the independent registered public accounting firm the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications concerning independence. The Audit Committee discussed with the independent registered public accounting firm the firm's independence from the Company and its management.
- Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended March 29, 2009.

The Audit Committee also has appointed Deloitte & Touche LLP to be the Company's independent registered public accounting firm for fiscal 2010, subject to shareholder ratification.

Rick Schmidt, Chairman
Vernon E. Oechsle
Lester L. Lyles

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table, which was prepared on the basis of information furnished by the persons described, shows ownership of the Company's common stock as of May 1, 2009 by the Chief Executive Officer, by each person who served as Chief Financial Officer during any part of the fiscal year, by each of the other three most highly compensated executive officers, by each director and by the directors and executive officers of the Company as a group. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown. The beneficial ownership of each director and executive officer is less than 1% of the outstanding shares.

Name	Number of Shares Beneficially Owned (excluding shares subject to options)(1)(2)	Options Exercisable Within 60 Days	Total(3)
Peter R. Bridenbaugh	16,586	—	16,586
Kenneth D. Buck	26,412	47,750	74,162
Roger A. Cooke	60,409(4)	108,126	168,535
Mark Donegan	226,258	402,500	628,758
Don R. Graber	16,834(5)	14,000	30,834
Steven G. Hackett	21,331	53,750	75,081
Shawn R. Hagel	15,233	55,000	70,233
William D. Larsson	64,000	155,000	219,000
Lester L. Lyles	—	—	—
Daniel J. Murphy	1,608	—	1,608
Vernon E. Oechsle	11,803	14,000	25,803
Steven G. Rothmeier	23,803	18,000	41,803
Rick Schmidt	263	—	263
All directors and executive officers as a group (22 persons)	590,103(6)	1,142,740	1,732,843

(1) Includes the following number of vested deferred stock units: each of Messrs. Bridenbaugh, Graber, Oechsle and Rothmeier, 3,803; and each of Messrs. Murphy and Schmidt, 263.

(2) Includes the following number of phantom stock units under the Non-Employee Director Deferred Compensation Plan: Mr. Bridenbaugh, 8,783; Mr. Graber, 7,022; and Mr. Murphy, 1,345.

(3) In addition, as of May 1, 2009 the individuals listed above held phantom stock units under the Company's Executive Deferred Compensation Plan as follows: Mr. Buck, 270; Mr. Hackett, 11,219; and Ms. Hagel, 8,248.

(4) Includes 3,000 shares owned by children of Mr. Cooke.

(5) Includes 4,000 shares owned by Mr. Graber's spouse.

(6) Includes 41,180 shares that are pledged as security for borrowings in an executive officer's margin account.

COMPENSATION OF EXECUTIVE OFFICERS

Compensation Discussion and Analysis

Overview

This Compensation Discussion and Analysis presents information about the compensation of the Company's executive officers, including the executives listed in the Summary Compensation Table on page 19 (the "NEOs"). Pursuant to authority delegated by the Board of Directors, the Compensation Committee (the "Committee") determines the compensation to be paid to the Chief Executive Officer and each of the other executive officers of the Company. The Committee also is responsible for developing the Company's executive compensation policies and program.

The Committee directly retains the services of a consulting firm, Hewitt Associates ("Hewitt"). The Committee has retained Hewitt in this capacity since 2003. In fiscal 2009, Hewitt provided the report that is described in the "Base Salaries" section of this Compensation Discussion and Analysis. Hewitt did not make any other recommendations to the Committee in fiscal 2009 regarding the form or amount of executive compensation, although Hewitt did provide the Committee with data relevant to the changes to the Company's non-employee director compensation program that are described above.

The Chief Executive Officer makes recommendations to the Committee regarding the compensation of all executive officers other than himself and attended each Committee meeting in fiscal 2009.

Objectives and Elements of Executive Compensation Program

The Company's executive compensation program is designed to:

- Attract and retain key executives who are important to the long-term success of the Company (the "Retention Objective"); and
- Provide incentives for the Company's executive officers to achieve high levels of job performance and enhance shareholder value (the "Performance Objective").

In order to achieve these objectives, the Committee has selected the following elements to be included in the Company's compensation program for executive officers:

- Base salary
- Annual performance-based cash bonuses
- Stock options
- Retirement plans, deferred compensation and perquisites
- Change in control severance benefits

The Company's executive compensation program implements the Retention Objective by offering base pay, incentives and benefits that are competitive with that provided to executive officers of companies with which the Company competes for executive talent.

The Company's compensation program for executive officers implements the Performance Objective by rewarding executive officers for the achievement of the Company's annual performance targets and the realization of long-term increases in the price of the Company's stock.

Please see the sections below for more information about the Company's implementation of the Retention and Performance Objectives.

Base Salaries, Annual Performance-Based Cash Bonuses and Stock Options

Base Salaries. The Committee sets for each of the Company's executive officers a base salary that is normally between the 50th and 75th percentiles of the base salaries established for similarly situated executive officers of general industry companies of approximately the Company's revenue size. The Committee establishes base salaries for executive officers each February that are effective as of January 1. Ms. Hagel received a mid-year salary increase from $325,000 to $450,000 in August 2008 in connection with her promotion to Chief Financial Officer. Her salary was set approximately $90,000 below the 50th percentile for her position at the Survey Companies (as discussed below) to allow for future recognition as she develops in her position. Mr. Buck also received a mid-year salary increase from $425,000 to $500,000 in August 2008 when he added responsibility for the Wyman-Gordon operating unit to his existing responsibility for the PCC Airfoils operating unit. This increased Mr. Buck's salary to the 50th percentile of the Survey Companies for an executive overseeing operations of the size of his expanded responsibilities.

The Committee identifies a 50th to 75th percentile base salary range for each executive officer based upon an annual report provided by Hewitt with prior year salary data trended forward at a 3% rate. The most recent report provided by Hewitt interpreted survey data from 89 general industry companies in Hewitt's database with annual revenues between $4 billion and $12 billion. The companies in this annual survey are referred to in this Compensation Discussion and Analysis as the "Survey Companies" and are listed in Exhibit A to this Proxy Statement. The Company's fiscal 2009 revenue was approximately $7 billion. For each Company executive officer who is an operating unit President at the time base salaries are established, including Messrs. Buck and Hackett, the market survey data was regressed based on projected sales to adjust for the size of the applicable Company operating unit. The Committee set the calendar 2009 base salary for the Chief Executive Officer following the Committee's review of Mr. Donegan's performance and the compensation information from the Survey Companies. In view of the Company's recent performance and the effectiveness of Mr. Donegan's continuing leadership, the Committee established a base salary for Mr. Donegan for calendar 2009 that represented an 8% increase above his prior base salary and was above the 75th percentile of the Survey Companies. For Ms. Hagel, the Committee established, based on Mr. Donegan's recommendation, a base salary for calendar 2009 of $500,000. Although this represented an 11% increase over the salary established for Ms. Hagel upon her promotion in August 2008, this change still located her salary approximately $40,000 below the 50th percentile of the Survey Companies so as to allow for further progression as she gains experience in her position. For Messrs. Buck, Cooke and Hackett, the Committee established, based on Mr. Donegan's recommendation, base salaries for calendar 2009 that were approximately 4% higher than their prior base salaries, which was in line with standard merit increases provided to other executive officers and not principally based on survey data.

Performance-Based Cash Bonuses. The Company utilizes annual performance-based cash bonuses to motivate and reward executive officers for the achievement of Company or operating unit annual performance targets. The performance criteria applicable to each NEO differ based on the portion of the Company's operations for which the NEO is responsible. Target bonus levels as a percentage of fiscal year-end base salary are pre-determined based on NEOs' positions with the Company, and these position-based target bonus percentages have not been changed in several years. No bonus is payable under any of the Company's bonus plans if the performance result is less than 80% of targeted performance, and bonus results are not subject to a maximum level of performance. All performance criteria under the Company's bonus plans are adjusted to eliminate the effects of unplanned acquisitions, accounting changes, the difference between planned and actual currency exchange rates, and restructuring and asset impairment charges (referred to below as the "Standard Adjustments"). The Company's bonus programs also allow the Chief Executive Officer to recommend, and the Committee to award, additional discretionary bonuses to employees, including executive officers, based on outstanding individual performance. Discretionary bonuses, if any, are awarded at the May Committee meeting following the end of the applicable fiscal year. Additional information regarding the 2009 bonus plans applicable to the NEOs is presented below.

Mark Donegan, Shawn Hagel and Roger Cooke. The performance criteria from the Corporate bonus plan are applicable to Mr. Donegan, Ms. Hagel and Mr. Cooke, who are the Company's Chief Executive Officer, Chief Financial Officer and General Counsel, respectively. The target bonus payouts for fiscal 2009 as a percentage of fiscal year-end salary were 100% for Mr. Donegan, 65% for Ms. Hagel and 75% for Mr. Cooke. Beginning in fiscal 2010 the target bonus payout for Ms. Hagel is 90% of base salary. Ms. Hagel's target bonus payout for fiscal 2009 was 65% of base salary because that is the target bonus level for the position, Vice President and Corporate Controller, that she held at the start of the fiscal year prior to her promotion in August 2008 to the position of Chief Financial Officer.

The threshold bonus payout for each of Mr. Donegan, Ms. Hagel and Mr. Cooke, which is payable upon achievement of 80% of targeted Corporate performance, was 30% of the target bonus payout. The bonuses were based on achievement with respect to two performance criteria for the Company as set forth in the table below.

Performance Criteria	Weighting (% of target bonus subject to each criteria)	Performance for 30% Threshold Bonus Payout	Performance for 100% Target Bonus Payout	Performance for Below- or Above- Target Payout Levels
Adjusted Earnings per Share*	75%	$6.02*	$7.52*	95% of targeted performance results in 90% bonus payout and 105% of targeted performance results in 110% bonus payout; each additional percentage point below 95% or over 105% of target results in a 4 percentage point decrease or increase in bonus payout
Return on Net Assets**	25%	45.9%	57.4%	

* Net income per share (diluted) after application of the Standard Adjustments.

** Return on Net Assets equals (i) net income as adjusted to eliminate LIFO expense/benefit, amortization of intangibles, interest expense and minority interest, and to apply the Standard Adjustments, divided by (ii) the average of net assets employed at the beginning and end of the fiscal year, with net assets as of any date being equal to total assets less cash and marketable securities, LIFO reserve, goodwill, intangibles and non-interest-bearing liabilities, as adjusted by the Standard Adjustments and excluding changes in pension assets and liabilities that are reflected in other comprehensive income or loss.

In fiscal 2009 the Company achieved adjusted earnings per share of $7.24 and a return on net assets of 52.3%, in each case as calculated under the bonus plan including application of the Standard Adjustments. This performance resulted in Mr. Donegan, Ms. Hagel and Mr. Cooke receiving actual bonuses for fiscal 2009 equal to approximately 88.1% of their target bonuses.

The Committee also awarded Mr. Donegan a discretionary bonus of $500,000. The Committee took this action to recognize Mr. Donegan's leadership in guiding the Company in fiscal 2009 to record levels of sales, operating income, net income from continuing operations, and earnings per share despite a very challenging environment, including the impacts of the current global recession, weakening foreign currency versus the U.S. dollar, lower average material prices, and a strike by a major aerospace customer.

Ms. Hagel received a discretionary bonus of $110,125 to reflect the significant increases in her job responsibilities upon her mid-year promotion to Chief Financial Officer and during the transition period prior to that promotion. Mr. Cooke also received a discretionary bonus of $20,924 for outstanding individual performance.

William Larsson. Mr. Larsson was the Company's Chief Financial Officer until August 2008 and he retired from the Company on December 31, 2008. Pursuant to an agreement between the Company and Mr. Larsson, on

December 31, 2008 the Company paid Mr. Larsson a prorated bonus for three-quarters of fiscal 2009 in the amount of $367,875, which equaled three-fourths of Mr. Larsson's target bonus of 90% of base salary.

Kenneth Buck. Mr. Buck was responsible for the PCC Airfoils operating unit during all of fiscal 2009, and beginning July 25, 2008 he was also responsible for the Wyman-Gordon operating unit. Mr. Buck's fiscal 2009 bonus was based entirely on achievement with respect to performance criteria for the PCC Airfoils operating unit. The target bonus payout for fiscal 2009 for Mr. Buck was 90% of base salary, disregarding the increase in base salary that Mr. Buck received upon taking responsibility for the Wyman-Gordon operating unit. Under the PCC Airfoils bonus plan, (i) a bonus of 150% of target bonus is payable at 100% of planned performance, (ii) the threshold bonus payout (payable at 80% of planned performance) is 130% of target bonus, and (iii) the bonus payout increases by 1 percentage point for each incremental percentage point above planned performance. Bonuses under the PCC Airfoils bonus plan for fiscal 2009 were computed by reference to (i) adjusted operating income, which equals operating income before bonus expense and LIFO expense/benefit, and after application of the Standard Adjustments (weighted 60%); (ii) cash flow (weighted 20%), which equals (A) adjusted operating income plus depreciation and amortization, (B) plus or minus changes in receivables, inventories, prepaid expenses, other assets, accounts payable, accrued liabilities and other liabilities, (C) minus capital expenditures; and (iii) operating working capital percentage (weighted 20%), which equals (A) trade accounts receivable plus FIFO inventories less accounts payable and customer deposits as of each quarter-end, divided by (B) annualized sales for the quarter, with the fiscal year result being the average of the percentages for the four quarters.

The target performance levels under these performance criteria are set equal to the objectives for the PCC Airfoils operating unit in the Company's internal business plan, which the Company believes represent growth rates that are more aggressive than the growth rates in Airfoils' industry. PCC Airfoils is one of three operating units that make up the Company's Investment Cast Products reportable segment. Specific results and objectives of the Company's operations at levels below the reportable segment level are highly confidential and the Company does not publicly disclose such results or objectives. The target bonus payout under the PCC Airfoils bonus plan was met or exceeded in each of the past 5 years.

In fiscal 2009 the PCC Airfoils operating unit achieved 100.3% of its operating income target, 133.1% of its cash flow target, and 102.1% of its target for operating working capital percentage, in each case as calculated under the bonus plan including application of the Standard Adjustments. This performance resulted in Mr. Buck earning an actual bonus for fiscal 2009 equal to 156.6% of his target bonus prior to application of the HCP Program as discussed below.

Mr. Buck was also subject to the Company's Incentive Compensation Program (the "HCP Program") for Human Capital Planning Performance ("HCP"). The purpose of the HCP Program is to reward the development, addition, retention and sharing of high potential employees among the Company's manufacturing plants. The HCP Program functioned in fiscal 2009 by adding up to 5 percentage points to or subtracting up to 5 percentage points from the bonus award otherwise payable to a participant under the applicable Company executive incentive plan. Based on the HCP performance of the PCC Airfoils operating unit in fiscal 2009, the percentage of target bonus earned by Mr. Buck was increased by 3 percentage points.

In total, the performance of the PCC Airfoils operating unit in fiscal 2009 under the measures described above resulted in Mr. Buck receiving an actual bonus for fiscal 2009 equal to 159.6% of his target bonus.

Steven Hackett. Mr. Hackett was responsible for the Fastener Products segment until January 12, 2009, when he began the transition from his position of President—Fastener Products Group. Mr. Hackett continues to serve as an Executive Vice President of the Company. The target bonus payout for fiscal 2009 for Mr. Hackett was 90% of base salary, and the threshold bonus payout (payable at 80% of targeted performance) was 60% of his target bonus payout. His bonus was based on achievement with respect to three performance criteria for the Fastener Products segment as set forth in the table below.

Performance Criteria	Weighting (% of target bonus subject to each criteria)	Performance for 60% Threshold Bonus Payout (excluding Target Achievement Supplement from target bonus payout)	Performance for 100% Target Bonus Payout	Performance for Above-Target Payout Levels
Adjusted Operating Income*	50%	$381.8 million	$477.3 million	2 percentage point increase in bonus payout for each incremental percentage point above targeted performance
Return on Net Assets**	20%	79.5%	99.4%	
Operating Working Capital Percentage***	30%	21.0%	17.5%	

* Adjusted operating income equals operating income before bonus expense and LIFO expense/benefit, and after application of the Standard Adjustments.

** Return on net assets equals adjusted operating income (as defined above) divided by the average of net assets employed as of each quarter-end, with net assets equaling total assets less cash, LIFO reserve, goodwill and non-interest bearing liabilities, as adjusted by the Standard Adjustments.

*** Operating working capital percentage equals (i) trade accounts receivable plus FIFO inventories less accounts payable and customer deposits as of each quarter-end, divided by (ii) annualized sales for the quarter, with the fiscal year result being the average of the percentages for the four quarters.

In fiscal 2009 the Fastener Products segment achieved adjusted operating income of $488.1 million, a return on net assets of 108.3% and an operating working capital percentage of 17.6%, in each case as calculated under the bonus plan including application of the Standard Adjustments. This performance resulted in Mr. Hackett earning an actual bonus for fiscal 2009 equal to 105.4% of his target bonus prior to application of the Target Achievement Supplement and HCP Program as discussed below.

The fiscal 2009 performance goals for the Fastener Products segment proposed by segment management were considered by the Chief Executive Officer to be very aggressive. As a result, the bonus payout for all participants in the Fastener Products bonus plan, including Mr. Hackett, at 100% of targeted performance included an incremental amount as follows to provide additional reward for achieving these goals (the "Target Achievement Supplement"): the percentage of target bonus payable would be increased by 10 percentage points if the Fastener Products segment achieved the Operating Income goal, the percentage of target bonus payable would be increased by 4 percentage points if the Fastener Products segment achieved the Return on Net Assets goal, and the percentage of target bonus payable would be increased by 6 percentage points if the Fastener Products segment achieved the Operating Working Capital Percentage goal. The Fastener Products segment surpassed the Operating Income and Return on Net Assets goals in fiscal 2009, and as a result the percentage of target bonus earned by Mr. Hackett was increased by 14 percentage points.

Mr. Hackett was also subject to the HCP Program as described above. Based on the HCP performance of the Fastener Products segment in fiscal 2009, the percentage of target bonus earned by Mr. Hackett was increased by 2.8 percentage points.

In total, the performance of the Fastener Products segment in fiscal 2009 under the measures described above resulted in Mr. Hackett receiving an actual bonus for fiscal 2009 equal to 122.2% of his target bonus. Mr. Hackett also received a discretionary bonus of $105,900 for outstanding individual performance.

Stock Options. The Committee has selected stock options as the Company's only form of long-term incentive compensation for two reasons: stock options strongly and directly align the interests of the Company's executive officers with those of the Company's shareholders because options only have realizable value if the price of the Company's stock increases after the options are granted, and the Committee believes that options are the best mechanism for optimizing executive officers' long-term performance incentives given the cyclical nature of the Company's industry. All stock option grants vest in equal annual installments over a four-year period contingent upon the executive officer's continued employment with the Company, with vesting subject to acceleration in limited circumstances as discussed under the Potential Payments upon Termination or Change in Control section beginning on page 28. The exercise price of all stock options is the closing market price of the Company's common stock on the date of grant.

Option awards for executive officers other than new hires or in connection with significant promotions are made only once per year and always on the day of the November meeting of the Board of Directors. The Chief Executive Officer recommended to the Committee the size of the stock option award to be granted to each executive officer other than himself in November 2008. As a reference in making his recommendations, he considered a comparison of each executive officer's target cash compensation (base salary in effect at the time and resulting target performance-based cash bonus) to the total compensation (base salary, target cash bonus and Black-Scholes value of long-term incentive awards) reported by Hewitt as the 50th and 75th percentiles for similarly situated executive officers at the Survey Companies. This comparison established the Black-Scholes value of the stock option award that would need to be granted to each executive officer in order for his or her combined base salary, target bonus and option grant value to be in the 50th to 75th percentile range. In other words, stock option awards were the compensation element generally used, after taking into account the previously established base salary and target cash bonus, to adjust and locate an executive officer's total compensation at the level (relative to the compensation information from the Survey Companies) the Chief Executive Officer and the Committee deemed appropriate based on the Chief Executive Officer's determination of whether the officer was meeting his performance expectations for that officer. This analysis and the Committee's actions were based on an assumed Black-Scholes value of $23.67 per share (the "Assumed Value"), which was based on the price of the Company's common stock at the time of the report provided by Hewitt in advance of the November Board meeting. The actual Black-Scholes values under FAS 123R of the options granted in fiscal 2009 are listed in footnote 3 to the Grants of Plan-Based Awards Table on page 21. Based on the Assumed Value, the options granted to Messrs. Donegan and Cooke and Ms. Hagel positioned their total compensation slightly below the 75th percentile of the comparable total compensation for similarly situated executive officers at the Survey Companies. Also based on the Assumed Value, the options granted to Messrs. Buck and Hackett positioned their total compensation above the 75th percentile for their positions. Messrs. Buck and Hackett have or had direct responsibility for the operating performance of several of the Company's operating units, and their total compensation was located at these higher levels to reflect the performance of those operating units and the important role of the Company's operating units in driving the Company's future success. Consistent with the terms of the Company's agreement with Mr. Larsson described below and based on the Assumed Value, the option granted to Mr. Larsson positioned his total compensation slightly above the 50th percentile of the comparable total compensation for chief financial officers at the Survey Companies.

Retirement Plans, Deferred Compensation and Perquisites

Consistent with the Retention Objective, the Company's standard benefit package for executive officers includes ERISA-qualified retirement benefits, nonqualified supplemental retirement benefits, compensation deferral opportunities and perquisites that the Committee believes are reasonable and competitive with benefits provided to executive officers of companies with which the Company competes for executive talent.

The Company sponsors various retirement pension plans covering substantially all employees, including all of the Company's executive officers. Supplemental retirement benefits are provided to each executive officer of the Company under supplemental executive retirement plans. For details regarding the determination and payment of benefits under the applicable retirement pension plans and supplemental executive retirement plans and the present value of accumulated benefits for each NEO, please see the Pension Benefits section beginning on page 24.

The Company maintains tax qualified retirement savings plans (each a "401(k) Plan") under which all U.S.-based employees, including the NEOs, are able to make pre-tax contributions from their cash compensation, subject to limitations imposed by the Internal Revenue Code. The Company makes specified matching or other contributions for substantially all participants each year. The size of these Company contributions varies depending on the applicable 401(k) Plan. Any Company contributions for the benefit of the NEOs are included under the "All Other Compensation" column in the Summary Compensation Table on page 19.

To further assist its executive officers in saving for retirement, the Company makes available the PCC Executive Deferred Compensation Plan to allow executive officers to voluntarily defer the receipt of salary and earned cash bonuses. In fiscal 2009 deferred amounts could be invested into a variety of notional accounts that mirror the gains or losses of several different investment funds similar to those available through the 401(k) Plans, as well as a Company phantom stock account and an interest-bearing account. Please see the Nonqualified Deferred Compensation section on page 27 for details about the deferred compensation plan and accumulated balances for each NEO.

In fiscal 2009, the Company provided perquisites to the NEOs and selected other executive officers. Total perquisite costs for the NEOs for fiscal 2009 are included under the "All Other Compensation" column in the Summary Compensation Table on page 19.

Change in Control Severance Benefits

In furtherance of the Retention Objective, the Company provides change in control severance protection to its executive officers. The specific terms of the Company's change in control severance agreements and the potential benefits payable upon specified terminations following a change in control are discussed in the Potential Payments upon Termination or Change in Control section beginning on page 28. These benefits are designed to provide executive officers with a strong incentive to remain with the Company if the Company engages in, or is threatened with, a change in control transaction, and to maintain an executive compensation program that is competitive with companies with which the Company competes for executive talent. The substantive terms of the Company's change in control severance benefits were established in 2001 and have not been reevaluated since that year, although in December 2008 certain technical compliance-related changes were made to the change in control severance agreements.

Agreement with William D. Larsson

On May 22, 2008, the Company entered into an agreement with William D. Larsson relating to Mr. Larsson's expected retirement from the Company on December 31, 2008. This agreement was amended on November 13, 2008. Mr. Larsson was approximately 63 and one-half years old on December 31, 2008 and served as the Company's principal financial officer until August 2008. The Company agreed to: (i) pay Mr. Larsson an additional supplemental retirement benefit of $3,000 per month; (ii) grant Mr. Larsson stock options in November 2008 as part of the Company's annual option grant program with provisions specific to Mr. Larsson's expected retirement, and modify the award agreements for Mr. Larsson's 2004, 2005 and 2006 stock option grants to contain similar provisions; and (iii) pay Mr. Larsson, on or before December 31, 2008, a prorated bonus for three-quarters of fiscal 2009.

Under the agreement, Mr. Larsson has agreed not to compete (including by serving on a board of directors) with any of the Company's current businesses for five years following the end of his employment with the Company.

Other Important Policies Regarding Executive Officer Compensation

The following components of the Company's compensation program for executive officers are designed to further implement the Performance Objective:

Stock Ownership Guidelines. The Company requires that all executive officers comply with specified stock ownership guidelines. Under these guidelines, executive officers are required to own a number of shares of the Company's common stock (or units in the Company phantom stock account under the Executive Deferred Compensation Plan) ranging from 10,000 to 100,000 shares, with the number increasing in accordance with the executive officer's responsibilities within the Company. Executive officers are given an implementation schedule to achieve the required ownership levels. All executive officers have met their stock ownership guidelines in accordance with the implementation schedule.

No Employment Agreements. The Company's executive officers do not have employment agreements and serve at the will of the Board of Directors and the Chief Executive Officer.

Clawback Policy. Each of the Company's bonus programs provides that any employee who knowingly falsifies any financial or other certification, knowingly provides false information relied on by others in a financial or other certification, engages in other fraudulent activity, or knowingly fails to report any such conduct by others, will not earn a bonus for the applicable year and may also face legal action by the Company to recover any bonus improperly received.

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code generally limits the Company's federal income tax deduction to $1 million per person for compensation paid to the Company's Chief Executive Officer and certain other highly compensated executive officers in any year. Qualifying performance-based compensation is not subject to this limit on deductibility. The Committee considers the impact of Section 162(m) when developing and implementing the Company's executive compensation program. To this end, for fiscal 2009 the annual performance-based cash bonuses and stock options described above were designed to meet the deductibility requirements. Accordingly, there should be no limit on the deductibility of compensation in 2009 other than the portion of Mr. Donegan's base salary, discretionary bonus and perquisites that is in excess of $1 million.

Compensation Committee Report

The Compensation Committee has reviewed the Compensation Discussion and Analysis and discussed it with management. Based on its review and discussions with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the year ended March 29, 2009 and the Company's proxy statement for the 2009 Annual Meeting.

Steven G. Rothmeier, Chairman
Don R. Graber
Vernon E. Oechsle

Summary Compensation Table

The following table shows fiscal year 2009 compensation earned by the Chief Executive Officer, each person who served as Chief Financial Officer during any part of the fiscal year, and the three other most highly compensated executive officers who were serving as executive officers of the Company on March 29, 2009 (the "NEOs"). In August 2008, William Larsson left the office of Chief Financial Officer and Shawn Hagel was promoted to fill that position.

Fiscal year 2007 and 2008 compensation is presented for executives who were NEOs in those years (Messrs. Donegan, Larsson, Hackett and Cooke). In accordance with SEC rules, fiscal year 2007 and 2008 compensation is not presented for Ms. Hagel or Mr. Buck because they were not NEOs in those years.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(1)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(4)	Total ($)
Mark Donegan	2009	$1,275,000	$500,000	$4,347,558	$1,189,350	$ 63,830	$41,264	$7,417,002
Chairman and Chief	2008	1,175,000	—	3,988,290	1,833,750	2,109,443	53,177	9,159,660
Executive Officer	2007	1,075,000	—	3,410,771	2,950,900	877,412	14,416	8,328,499
Shawn R. Hagel Senior Vice President and Chief Financial Officer	2009	420,833	110,125	626,631	286,375	18,190	13,891	1,476,045
Steven G. Hackett	2009	490,750	118,626	1,285,725	542,673	157,371	19,959	2,615,104
Executive Vice President	2008	459,000	87,480	926,441	570,370	771,874	17,985	2,833,150
	2007	412,500	—	601,488	692,500	334,883	14,859	2,056,230
Kenneth D. Buck Executive Vice President and President—PCC Airfoils and Forged Products	2009	478,012	11,613	808,662	606,205	127,707	37,344	2,069,543
Roger A. Cooke	2009	460,000	20,924	854,970	313,951	224,469	39,682	1,913,996
Senior Vice President,	2008	425,000	—	651,324	500,500	533,917	54,387	2,165,128
General Counsel and Secretary	2007	392,500	—	490,827	798,875	221,383	50,816	1,954,401
William D. Larsson	2009	408,750	367,875	4,858,808	—	1,946,337	93,519	7,675,289
Former Senior Vice	2008	518,750	15,000	1,289,383	719,400	1,781,847	87,784	4,412,164
President and Chief Financial Officer	2007	480,000	—	653,414	1,177,590	632,845	43,468	2,987,317

(1) Annual performance-based cash bonuses earned by the NEOs are reported in the Non-Equity Incentive Plan Compensation column, except that the following amounts for fiscal 2009 are reported in the Bonus column (i) the discretionary bonuses paid to Ms. Hagel and Messrs. Donegan, Hackett and Cooke and (ii) the amounts paid to Messrs. Hackett and Buck under the Company's Incentive Compensation Program for Human Capital Planning Performance. See "Compensation Discussion and Analysis."

(2) Represents the amount of compensation expense recognized under FAS 123R with respect to options granted in fiscal 2009 and prior years, disregarding estimated forfeitures. Compensation expense is equal to the grant date fair value of the options estimated using the Black-Scholes option pricing model and, except as described in the next two sentences, is recognized ratably over the four-year vesting period. The compensation expense pertaining to Mr. Larsson's November 2007 and November 2008 option awards was recognized ratably over the period ending December 31, 2008. Also, the compensation expense for Mr. Larsson includes $1,693,105 recognized in fiscal 2009 pertaining to modifications to Mr. Larsson's 2004, 2005 and 2006 option awards. The assumptions made in determining the grant date fair values of options under FAS 123R are disclosed under the caption "Stock-based compensation" in Note 1 of Notes to Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended March 29, 2009.

(3) The amounts included in fiscal 2009 as (i) changes in the actuarial present value of accumulated benefits under defined benefit pension plans (annualized, except for Mr. Larsson, to a 12-month period based on the changes in actuarial present value over the 15-month period between the Company's last two pension measurement dates) or (ii) above-market earnings credited to interest-bearing performance options under non-qualified deferred compensation plan accounts were as follows:

NEO	Change in accumulated benefits under defined benefit pension plans	Above-market earnings
Mark Donegan	$ 63,830	$ —
Shawn R. Hagel	$ 18,190	$ —
Steven G. Hackett	$ 139,396	$17,975
Kenneth D. Buck	$ 124,399	$ 3,308
Roger A. Cooke	$ 200,649	$23,820
William D. Larsson	$1,916,901	$29,436

(4) For Mr. Donegan, amounts in fiscal 2009 include (a) the cost of Company-paid disability and term life insurance premiums, (b) the cost of Company-paid financial and tax return preparation services, (c) reimbursement of club dues, and (d) payment or reimbursement of automobile lease and operating expenses. Mr. Donegan also may make limited personal use of Company aircraft and he reimburses the full incremental cost to the Company of any such use. For Ms. Hagel, amounts include (a) the cost of Company-paid disability and term life insurance premiums, (b) Company matching contributions under 401(k) plans, (c) the cost of Company-paid financial and tax return preparation services, and (d) payment or reimbursement of automobile lease and operating expenses. For Mr. Hackett, amounts in fiscal 2009 include (a) the cost of Company-paid disability and term life insurance premiums, (b) Company matching contributions under 401(k) plans, (c) the cost of Company-paid financial and tax return preparation services, and (d) payment or reimbursement of automobile lease and operating expenses. For Mr. Buck, amounts include (a) the cost of Company-paid disability and term life insurance premiums, (b) Company matching contributions under 401(k) plans, (c) the cost of Company-paid financial and tax return preparation services, (d) reimbursement of club dues, and (e) payment or reimbursement of automobile lease and operating expenses. For Mr. Cooke, amounts in fiscal 2009 include (a) $5,388 for payment of Medicare taxes related to a supplemental executive retirement plan and income taxes related to the Company's payment of those Medicare taxes, (b) the cost of Company-paid disability and term life insurance premiums, (c) Company matching contributions under 401(k) plans, (d) the cost of Company-paid financial and tax return preparation services, (e) reimbursement of club dues, and (f) payment or reimbursement of automobile lease and operating expenses. For Mr. Larsson, amounts in fiscal 2009 include (a) $54,296 for payment of Medicare taxes related to a supplemental executive retirement plan and income taxes related to the Company's payment of those Medicare taxes, (b) the cost of Company-paid disability and term life insurance premiums, (c) Company matching contributions under 401(k) plans, (d) the cost of Company-paid financial and tax return preparation services, (e) reimbursement of club dues, and (f) payment or reimbursement of automobile lease and operating expenses.

Grants of Plan-Based Awards in Fiscal 2009

The following table contains information concerning the fiscal 2009 bonus opportunities for the NEOs and the stock options granted to the NEOs in fiscal 2009.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($)(3)
		Threshold ($)(1)	Target ($)(1)	Maximum ($)(1)			
Mark Donegan							
Non-equity incentive		$405,000	$1,350,000	—			
Option	11/13/08				250,000	$57.77	$3,924,750
Shawn R. Hagel							
Non-equity incentive		$ 97,500	$ 325,000	—			
Option	11/13/08				75,000	$57.77	$1,463,873
Steven G. Hackett							
Non-equity incentive		$272,700	$ 545,400	—			
Option	11/13/08				60,000	$57.77	$1,171,098
Kenneth D. Buck							
Non-equity incentive		$501,930	$ 579,150	—			
Option	11/13/08				70,000	$57.77	$1,366,281
Roger A. Cooke							
Non-equity incentive		$106,875	$ 356,250	—			
Option	11/13/08				50,000	$57.77	$ 975,915
William D. Larsson							
Non-equity incentive		—	—	—			
Option	11/13/08				50,000	$57.77	$ 975,915
Option Modifications(4)							1,693,105

(1) Represents bonus awards for fiscal 2009 and estimated threshold and target bonus payouts. There is no maximum level of performance for awards under the Company's bonus programs. The actual amount earned by each NEO for fiscal 2009 is set forth in the Summary Compensation Table. The target bonus payout for Mr. Hackett reflects that in fiscal 2009, 100% of planned performance under the Fastener Products bonus plan would result in a bonus payout of 120% of target bonus. The target bonus payout for Mr. Buck reflects that under the PCC Airfoils bonus plan in fiscal 2009, 100% of planned performance would result in a bonus payout of 150% of target bonus and 80% of planned performance would result in a bonus payout of 130% of target bonus. See "Compensation Discussion and Analysis" for a discussion of the terms of these awards.

(2) Represents stock option grants made under the Company's 2001 Stock Incentive Plan. The exercise price of all options is equal to the closing market price of the Company's common stock on the grant date. The options vest 25% per year, beginning one year after the date of grant, based on continued employment, except that 100% of the option granted to Mr. Larsson vested on his retirement on December 31, 2008. Vesting may also be accelerated in certain circumstances as described below under "Potential Payments upon Termination or Change in Control." Each option has a maximum term of 10 years, subject to earlier termination in the event of the optionee's termination of employment.

(3) Represents the grant date fair value of options granted in fiscal 2009 based on a value of $19.52 per share, in the case of Messrs. Larsson, Hackett, Buck and Cooke and Ms. Hagel, and a value of $15.70 per share, in

the case of Mr. Donegan, in each case calculated using the Black-Scholes option pricing model. These are the same values for the options used under FAS 123R. For purposes of FAS 123R, the expected term for Mr. Donegan's options is 2.7 years and for other officers' options is 4.2 years. Other assumptions made in determining these values are disclosed under the caption "Stock-based compensation" in Note 1 of Notes to Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended March 29, 2009.

(4) Represents the incremental fair value, as calculated by the Company under FAS 123R, of Mr. Larsson's stock options granted in 2004, 2005 and 2006 associated with the modifications in May and November 2008.

Outstanding Equity Awards at March 29, 2009

Name	Option Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Mark Donegan	200,000	—	$ 31.75	11/16/2014
	65,000	65,000(1)	$ 47.84	11/15/2015
	100,000	100,000(2)	$ 70.79	11/14/2016
	37,500	112,500(3)	$140.74	11/14/2017
	—	250,000(4)	$ 57.77	11/13/2018
Shawn R. Hagel	25,000	—	$ 31.75	11/16/2014
	15,000	5,000(1)	$ 47.84	11/15/2015
	10,000	10,000(2)	$ 70.79	11/14/2016
	5,000	15,000(3)	$140.74	11/14/2017
	—	75,000(4)	$ 57.77	11/13/2018
Steven G. Hackett	20,000	—	$ 31.75	11/16/2014
	11,250	11,250(1)	$ 47.84	11/15/2015
	10,000	20,000(2)	$ 70.79	11/14/2016
	12,500	37,500(3)	$140.74	11/14/2017
	—	60,000(4)	$ 57.77	11/13/2018
Kenneth D. Buck	5,000	—	$ 31.75	11/13/2014
	25,000	12,500(1)	$ 47.84	11/11/2015
	11,500	11,500(2)	$ 70.79	11/16/2016
	6,250	18,750(3)	$140.74	11/15/2017
	—	70,000(4)	$ 57.77	11/14/2018
Roger A. Cooke	32,960	—	$ 12.07	11/13/2011
	13,666	—	$ 20.00	11/11/2013
	22,000	—	$ 31.75	11/16/2014
	17,000	8,500(1)	$ 47.84	11/15/2015
	15,000	15,000(2)	$ 70.79	11/14/2016
	7,500	22,500(3)	$140.74	11/14/2017
	—	50,000(4)	$ 57.77	11/13/2018
William D. Larsson	16,000	—	$ 31.75	11/16/2014
	25,000(5)	—	$ 47.84	11/15/2015
	30,000(5)	—	$ 70.79	11/14/2016
	34,000(5)	—	$140.74	11/14/2017
	50,000(5)	—	$ 57.77	11/13/2018

(1) Vest 100% on November 15, 2009.

(2) Vest 50% on November 14, 2009 and 50% on November 14, 2010.

(3) Vest one-third on November 14, 2009, one-third on November 14, 2010 and one-third on November 14, 2011.

(4) Vest 25% on November 13, 2009, 25% on November 13, 2010, 25% on November 13, 2011 and 25% on November 13, 2012.

(5) Options for 12,500 shares granted in 2005, 20,000 shares granted in 2006, 25,500 shares granted in 2007, and 50,000 shares granted in 2008 vested upon Mr. Larsson's retirement on December 31, 2008.

Option Exercises in Fiscal 2009

Name	Option Awards: Number of Shares Acquired on Exercise (#)	Option Awards: Value Realized on Exercise ($)
Mark Donegan	165,000	$15,383,755
Shawn R. Hagel	—	$ —
Steven G. Hackett	—	$ —
Kenneth D. Buck	17,500	$ 1,832,130
Roger A. Cooke	—	$ —
William D. Larsson	—	$ —

Pension Benefits as of March 29, 2009

The Precision Castparts Corp. Retirement Plan (the "PCC RP") is the Company's qualified pension plan in which all of the NEOs participate. Mr. Donegan served as President of Wyman-Gordon Company for 20 months after the Company acquired it in 1999 and therefore has accrued a benefit under its qualified pension plan, the Wyman-Gordon Company Retirement Income Plan (the "WG RP").

All of the NEOs other than Mr. Larsson participate in the Company's Supplemental Executive Retirement Program—Level One Plan—Ongoing (the "SERP"). Mr. Larsson participates in the Company's Frozen Supplemental Executive Retirement Program (the "Frozen SERP"), which provides benefits similar to the SERP but with the vested benefit as of December 31, 2004 not being subject to certain restrictions of Section 409A of the Internal Revenue Code. Mr. Larsson also receives an additional supplemental retirement income benefit of $3,000 per month, which commenced upon his retirement on December 31, 2008, with any payments due in the first six months after retirement being accumulated and paid (with interest at 6 percent) at the end of such period (the "SRIB").

The following table provides information regarding accumulated benefits under the Company's various pension plans as of March 29, 2009:

Name	Age	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)	Payments During Fiscal 2009 ($)
Mark Donegan	52	SERP	23.6667	$9,009,301	$ —
		PCC RP	22.0000	287,561	—
		WG RP	1.6667	21,162	—
Shawn R. Hagel	43	SERP	13.3333	57,094	—
		PCC RP	13.3333	94,612	—
Steven G. Hackett	51	SERP	18.0833	2,033,314	—
		PCC RP	14.2496	167,696	—
Kenneth D. Buck	49	SERP	11.4167	813,071	—
		PCC RP	11.4167	110,882	—
Roger A. Cooke	60	SERP	9.0000	2,314,324	—
		PCC RP	9.0000	212,516	—
William D. Larsson	63	Frozen SERP	28.6667	8,611,114	85,260
		PCC RP	28.6010	866,465	17,349
		SRIB	—	447,671	—

(1) Reflects an additional three years and five months of service credit under the SERP for Mr. Hackett. This was granted to Mr. Hackett in February 2007 and gives him credit for a break in his employment with the

Company in the mid-1990s, resulting in uninterrupted service credit under the SERP from his original hire date in March 1991. The present value of Mr. Hackett's accumulated benefit under the SERP as of March 29, 2009 is higher by $455,127 than it would have been without this additional service credit.

(2) For the PCC RP, the SERP and the Frozen SERP, the Present Value of Accumulated Benefit in the above table represents the actuarial present value as of March 29, 2009 of the NEO's pension benefit calculated based on years of service and final average pay as of that date but assuming retirement at the earliest age at which benefits are unreduced (age 64 for Mr. Donegan under the WG RP and age 65 under all other plans). For the SRIB, the Present Value of Accumulated Benefit in the above table represents the actuarial present value as of March 29, 2009 of the monthly payments due under the SRIB. The actuarial present values were calculated using a discount rate of 7.25% and the RP2000 Combined Healthy Mortality Table, the same assumptions used in the pension benefit calculations reflected in the Company's audited balance sheet for the year ended March 29, 2009.

Qualified Pension Plans

The Company and certain of its subsidiaries maintain tax-qualified defined benefit retirement plans (the "Pension Plans") to provide an income replacement mechanism for retirees. The NEOs participate in the Pension Plans on the same terms as all other participating employees. In general, eligible employees in participating entities participate in the Pension Plans after completing one year of service, and benefits become 100% vested after five years of service. The PCC RP and the WG RP are typical pension plans that provide a monthly benefit following retirement based on years of service and final average pay. Final average pay for purposes of calculating benefits under the PCC RP and the WG RP generally consists of a participant's highest average base salary for any 60 consecutive months of employment with the Company or any of its subsidiaries, with a limited amount of bonus also included under the WG RP. However, for fiscal 2009 the Internal Revenue Code limited the amount of annual pay considered for purposes of calculating benefits under the Pension Plans to $230,000.

Under the PCC RP, a normal retirement benefit is payable upon retirement at age 65 and is equal to the participant's years of service (up to 35) multiplied by the sum of (a) 1.2% of the participant's final average pay, plus (b) 0.6% of the excess of the participant's final average pay over an amount referred to as Social Security covered compensation, which generally consists of the average of the Social Security maximum taxable wage bases for the 35 years ending with the participant's Social Security normal retirement age. For years of service in excess of 35 years, the normal retirement benefit includes an additional 0.5% of final average pay for each such additional year. Under the WG RP, a normal retirement benefit is payable to Mr. Donegan upon retirement at age 64 and is equal to years of service applicable to that plan (up to 35) multiplied by the sum of (a) 1.1% of final average pay, plus (b) 0.4% of the excess of final average pay over Social Security covered compensation (as defined above).

Under the PCC RP, a participant who is age 55 or older with at least 10 years of service is eligible to elect an early retirement benefit, which is the normal retirement benefit after reduction for early commencement of benefits. Under the WG RP, early retirement is available for participants who are 55 or older with 5 years of service. Under both the PCC RP and the WG RP, for each year that a participant's early retirement benefits start prior to the unreduced normal retirement age, the participant's monthly retirement benefit is reduced by 6%. Mr. Larsson retired on December 31, 2008 and elected to commence early retirement benefits under the PCC RP in January 2009. The actuarial present value as of March 29, 2009 of the PCC RP benefits he will actually receive is $32,346 higher than the amount reflected in the Pension Benefits table above.

The basic benefit form for normal and early retirement under the PCC RP and the WG RP is a monthly annuity for life. A participant may choose among different benefit forms that are the actuarial equivalent of the basic benefit form, but a lump sum is not available.

Supplemental Executive Retirement Programs

The Company maintains the SERP and the Frozen SERP to provide for retirement benefits above amounts available under the Company's Pension Plans. All of the NEOs, as well as certain other executive officers and key employees designated by the Compensation Committee, are eligible to participate in the SERP or the Frozen SERP. Any participant who was age 55 or older with at least 10 years of service as of December 31, 2004 (and therefore had a vested SERP benefit under the plan terms in effect at that time) is a participant in the Frozen SERP, and all others participate in the SERP. Participants have no vested SERP benefit unless they remain employed until they qualify for an early retirement benefit under the SERP. Vested benefits are forfeited if the participant's employment is terminated for certain misconduct or if the participant engages in competition with the Company during the three years following termination of employment.

To calculate normal retirement benefits under the SERP and the Frozen SERP, a target monthly retirement benefit is determined for each participant based on final average pay and years of service, which is then reduced by (a) the participant's estimated monthly Social Security benefit assuming commencement at age 65, (b) the participant's monthly benefit under the PCC RP or the WG RP, as applicable, assuming commencement at age 65 and converted to a 50% joint and survivor annuity if the participant is married, and (c) the amount determined by assuming that the participant had received the maximum matching contribution available to him or her each year under the Company's 401(k) plans and that such amounts earned interest at an annual rate of 8% to age 65, with the assumed balance at age 65 being converted to an actuarially equivalent monthly benefit in the form of a life annuity if the participant is unmarried or a 50% joint and survivor annuity if the participant is married. Final average pay for purposes of calculating SERP target benefits generally consists of the average of the salary and bonus paid to the participant in the highest three calendar years out of any five calendar years of employment.

The target SERP retirement benefit upon retirement at age 65 is equal to (a) the participant's years of service (up to 20) multiplied by 3.0% of the participant's final average pay, plus (b) the participant's years of service in excess of 20 years multiplied by 0.5% of the participant's final average pay. This formula results in a target benefit of 60% of final average pay after 20 years of service with further increases of 0.5% of final average pay for each additional year of service thereafter. At the time Mr. Cooke was hired, the Company agreed to modify the SERP for him to provide that his target SERP benefit would accrue at the rate of 6.0% of final average pay for each of his first five years of service with the accrual rate dropping to 1.16% for the next 8 years so that his target SERP benefit upon retirement at age 65 would be exactly what it would have been if the SERP had not been modified. The present value of Mr. Cooke's accumulated SERP benefit as shown in the Pension Benefits table above is higher by $623,704 than it would have been without this modification.

A participant whose age plus years of service totals at least 70 and who has at least 10 years of service is vested and eligible for early retirement benefits under the SERP and the Frozen SERP. The Company's agreement with Mr. Cooke provides that he became vested and eligible for an early retirement benefit under the SERP after 5 years of service. For each year that a participant terminates employment prior to age 65, the normal retirement benefit is reduced by 3% under the SERP and 6% under the Frozen SERP. Mr. Donegan and Mr. Cooke are currently eligible for early retirement benefits under the SERP. If they had retired on March 29, 2009, the present value of accumulated benefits for each of them under the SERP as reflected in the Pension Benefits table above would be higher by the following amounts: Mr. Donegan, $6,657,865; and Mr. Cooke, $602,194. Mr. Larsson retired on December 31, 2008 and was eligible for early retirement benefits under the Frozen SERP at that time. The present value as of March 29, 2009 of the Frozen SERP benefits he is actually receiving is $78,447 higher than the amount reflected in the Pension Benefits table above.

The normal or early retirement benefit under the SERP or the Frozen SERP determined as described above is paid as a monthly annuity for life if the participant is not married, and is paid as a 50% joint and survivor annuity if the participant is married, providing a significant benefit enhancement for married participants. Subject to certain timing limitations, married participants may elect to receive an actuarially equivalent 100% joint and survivor annuity, and all participants may elect to receive an actuarially equivalent lump sum benefit. Under the Frozen SERP, a participant or a retired participant may elect to receive an actuarially equivalent lump sum payment of remaining benefits reduced by 10% without any timing limitations on that election.

The SRIB provides Mr. Larsson with an additional supplemental retirement benefit of $3,000 per month as a 100% joint and survivor annuity, which commenced upon his retirement on December 31, 2008, with any payments due in the first six months after retirement being accumulated and paid (with interest at 6 percent) at the end of such period. All unpaid benefits under the SRIB are forfeited if Mr. Larsson engages in competition with the Company during the five years following termination of employment.

Disability Benefits under Pension Plans and SERPs

Under the PCC RP, if the employment of a participant terminates as the result of disability, the participant will continue to be credited with years of service while disabled and will be deemed to have continued to receive base salary at the rate in effect on the date of disability. If the NEOs had terminated employment on March 29, 2009 as a result of disability and then elected to commence receiving benefits at age 65, the present value of accumulated benefits for each of them under the PCC RP calculated using the RP-2000 Disabled Retiree Mortality Table and otherwise as reflected in the Pension Benefits table above would be higher by the following amounts: Mr. Donegan, $0; Ms. Hagel, $58,812; Mr. Hackett, $0; Mr. Buck, $18,940; and Mr. Cooke, $0.

Under the SERP and the Frozen SERP, if the employment of a participant who has at least 10 years of service terminates as the result of disability, the participant will continue to be credited with years of service while disabled and will be deemed to have continued to receive compensation at the rate in effect on the date of disability. If the NEOs with at least 10 years of service had terminated employment on March 29, 2009 as a result of disability and then elected to commence receiving benefits at age 65, the present value of accumulated benefits for each of them under the SERP calculated using the RP-2000 Disabled Retiree Mortality Table and otherwise as reflected in the Pension Benefits table above would be higher by the following amounts: Mr. Donegan, $621,239; Ms. Hagel, $144,784; Mr. Hackett, $0; and Mr. Buck, $475,770.

Nonqualified Deferred Compensation in Fiscal 2009

Name	Executive Contributions in Fiscal 2009 ($)(1)	Aggregate Earnings in Fiscal 2009 ($)(1)	Aggregate Withdrawals/ Distributions in Fiscal 2009 ($)(1)	Aggregate Balance at March 30, 2009 ($)(2)
Mark Donegan	$ —	$ —	$ —	$ —
Shawn R. Hagel	98,550	(330,655)	—	520,607
Steven G. Hackett	—	(350,050)	—	2,141,776
Kenneth D. Buck	15,000	6,858	—	299,597
Roger A. Cooke	356,674	(307,138)	—	2,502,427
William D. Larsson	723,751	139,018	202,872	2,291,991

(1) Amounts reported in the Executive Contributions column are also included in the Summary Compensation Table in the Salary column (for 2009), the Bonus column (for 2009 and 2008) or the Non-Equity Incentive Plan Compensation column (for 2008). The portion of the amounts reported in the Aggregate Earnings column that represents above-market earnings is also included in the Summary Compensation Table, and the amount of above-market earnings for each NEO is set forth in footnote 3 to that table.

(2) Amounts reported in the Aggregate Balance column that have been reported as compensation in the Summary Compensation Table in this proxy statement or in prior year proxy statements are as follows: Mr. Hackett, $1,166,507; Mr. Buck, $18,308; Mr. Cooke, $1,779,520; and Mr. Larsson, approx. $1,353,186.

All of the NEOs are eligible to participate in the Company's Executive Deferred Compensation Plan (the "EDC"), which is an unfunded plan for SERP participants and other management or highly compensated employees who are designated for participation by the Chief Executive Officer. The EDC enables participants to defer receipt of compensation. The EDC allows participants to elect in advance of earning salary and bonuses to defer a whole number percentage of the participant's salary or bonuses or both and have the deferred amount credited to an EDC account to which reference investment performance results are credited (or charged, if there are negative results). The maximum allowed deferral percentage is 100%, applicable to salary or bonuses or both.

Investment reference performance results are determined by performance options selected by the participant, which in fiscal 2009 included a prime rate plus 2% option (which paid an average interest rate of 6.29% in fiscal 2009), a Company phantom stock fund (annual return of negative 38% in fiscal 2009), and nine mutual funds with investment objectives generally consistent with the investment choices available to participants in the Company's 401(k) plans (with annual returns in fiscal 2009 ranging from a 45.88% loss to a 5.98% gain). Participants may select performance options and change an existing selection on any business day, except for selections made with respect to the Company phantom stock fund. Once each year, a participant who is a current employee or officer may select into (but not out of) the Company phantom stock fund as a performance option with respect to previously deferred compensation.

Benefits are generally paid pursuant to the time of payment election made by the participant prior to earning the compensation. The form of payment is specified in the participant's deferral election and is either a cash lump sum, installments from 2 to 20 years, or in shares of Company common stock (available only with respect to the Company phantom stock fund performance option). Participants may withdraw the portion of their accounts attributable to deferrals prior to January 1, 2005 and investment returns thereon at any time subject to forfeiture of 10% of the balance. These same pre-2005 balances will generally be distributed to participants in a lump sum if their employment is involuntarily terminated within 24 months of a change in control, while account balances attributable to deferrals after December 31, 2004 and investment returns thereon will generally be distributed to participants in a lump sum upon a change in control whether or not employment terminates, except that in each case distribution of amounts credited to the phantom stock fund prior to 2009 will not be accelerated due to a change in control.

Potential Payments Upon Termination or Change-in-Control

Benefits Potentially Payable Upon a Change in Control

The Company has agreed to provide specified benefits to the NEOs under certain circumstances in connection with a "change in control" of the Company. Most of the benefits are only payable if the NEO's employment is terminated by the Company without "cause" or by the officer for "good reason" within 24 months after the change in control. In the change of control severance agreements, "change in control" is generally defined to include:

- the acquisition by any person of 20% or more of the Company's outstanding common stock,
- the nomination (and subsequent election) in a 2 year period of a majority of the Company's directors by persons other than the incumbent directors, and
- shareholder approval of a sale of all or substantially all of the Company's assets or an acquisition of the Company through a merger or consolidation.

In the change of control severance agreements, "cause" includes willful and continued failure to substantially perform duties after notice and willful conduct that is demonstrably and materially injurious to the Company. "Good reason" includes the assignment of duties inconsistent with the NEO's position before the change in control, a reduction in compensation or benefits, or a relocation of the NEO's principal place of employment by more than 50 miles.

The following table shows the estimated change in control benefits that would have been payable to the NEOs if a change in control had occurred on March 29, 2009 (except as otherwise noted and excluding Mr. Larsson because he retired from the Company prior to March 29, 2009) and each officer's employment was terminated on that date either by the Company without "cause" or by the officer with "good reason."

	Mark Donegan	Shawn R. Hagel	Steven G. Hackett	Kenneth D. Buck	Roger A. Cooke
Cash Severance Benefits(1)	$10,188,100	$2,554,164	$3,299,560	$3,203,700	$3,096,670
Insurance Continuation(2)	47,376	40,248	41,040	52,344	42,336
Acceleration of Stock Options(3)	2,330,700	477,650	492,900	565,500	397,380
Relocation Expenses(4)	100,000	100,000	100,000	100,000	100,000
Acceleration of SERP Vesting(5)	—	85,528	2,639,310	1,093,273	—
Lump Sum Payout of Additional Pension and SERP Benefits(6)	867,496	149,698	529,736	532,450	446,119
Tax Gross-Up(7)	—	—	—	1,837,068	—
Financial and tax return preparation services(8)	16,000	16,000	16,000	16,000	16,000
Total	$13,549,672	$3,423,288	$7,118,546	$7,400,335	$4,098,505

(1) **Cash Severance Benefits**. A cash severance benefit is payable by the Company under the change of control severance agreements if the officer's employment is terminated by the Company without "cause" or by the officer for "good reason" within 24 months after a change in control. The cash severance payment for each NEO is equal to (a) three times the annual base salary plus (b) three times the greater of the average of the last three annual bonuses or the target bonus as in effect at the time of the change in control. These amounts are payable in a lump sum following termination and only if the executive officer has executed a release of claims, which also includes obligations on the officer regarding confidentiality of proprietary or trade secret information and non-disparagement.

(2) **Insurance Continuation**. If cash severance benefits are triggered, the change of control severance agreement for each NEO also provides for continuation of life, accident and health insurance benefits paid by the Company for up to 36 months following termination of employment, but not to the extent similar benefits are provided by a subsequent employer. The amounts in the table above represent 36 months of life, accident and health insurance benefit payments at the rates paid by the Company for each officer as of March 29, 2009.

(3) **Stock Option Acceleration**. The stock option agreements covering options held by the NEOs provide that upon a change in control all outstanding unexercisable options immediately become exercisable in full, whether or not the NEO's employment is terminated. The option agreements provide that options generally remain exercisable for 6 months following termination of employment, except that this period is extended to 12 months if the optionee is eligible for early retirement under the PCC RP. None of the NEOs are currently eligible for early retirement under the PCC RP. Information regarding outstanding unexercisable options held by each NEO is set forth in the Outstanding Equity Awards table above. Amounts in the table above represent the aggregate value as of March 29, 2009 of each NEO's outstanding unexercisable options based on the positive spread (if any) between the exercise price of each option and a stock price of $63.12, which was the closing price of the Company's common stock on the last trading day of fiscal 2009.

(4) **Relocation**. If cash severance benefits are triggered, the change of control severance agreement for each NEO also provides for reimbursement of certain relocation expenses if the officer moves his or her residence in order to pursue other business opportunities within one year after the date of termination. Amounts in the table above represent the estimated cost of a typical relocation.

(5) **Acceleration of SERP Vesting**. Under the terms of the SERP, on a change in control (as defined in the SERP), all SERP participants will be fully vested and the actuarial present value of their accrued age 65 normal retirement benefits will immediately be paid as a lump sum payment. Ms. Hagel, Mr. Hackett and Mr. Buck were not vested in the SERP as of March 29, 2009, and the amounts in the table above represent the lump sum payments they would have received under the terms of the SERP if a change in control had occurred on that date.

(6) **Lump Sum Payout of Additional Pension and SERP Benefits.** If cash severance benefits are triggered, the change of control severance agreement for each NEO also provides for a lump sum payment equal to the actuarial present value of the additional age 65 normal retirement benefit the NEO would have received if the NEO had been credited with three additional years of service and compensation under the pension plan and SERP in which he or she participates. The amounts in the table represent the lump sum payments the NEOs would have received under this provision if a change in control and employment termination had occurred on March 29, 2009.

(7) **Tax Gross-up Payment.** If any payments or benefits to an NEO in connection with a change in control are subject to the 20% excise tax on "excess parachute payments" as defined in Section 280G of the Internal Revenue Code, the Company is required under the change of control severance agreements to make a tax gross-up payment to the officer sufficient so that after paying ordinary income taxes and the excise tax on the tax gross-up payment, the balance of the payment will be equal to the excise tax on the other excess parachute payments. Amounts in the table above are estimates.

(8) **Financial and tax return preparation services.** The Company's arrangements regarding Company-paid financial and tax return preparation services specify that after a change in control the Company will pay for financial and tax return preparation services for each NEO pertaining to the calendar year in which the change in control occurred. The amounts in the table above represent the approximate rate that the Company would have paid for such services in March 2009.

Other Benefits Triggered on Certain Employment Terminations

The stock option agreements covering options held by the NEOs provide that if an NEO's employment terminates on or after the NEO reaches age 65, all outstanding unexercisable options will become exercisable in full and, instead of terminating in 6 or 12 months, all outstanding options will remain exercisable for their full ten-year terms. Mr. Cooke is the only NEO employed by the Company on March 29, 2009 who will turn 65 before all of his currently outstanding options expire. To provide some estimate of the value of the above benefits for Mr. Cooke, if it is assumed that Mr. Cooke does not exercise any of his currently outstanding options with terms extending beyond his 65th birthday, and it is further assumed that the Company's stock price on his 65th birthday is the same as it was on the last trading day of fiscal 2009, then the increased Black-Scholes value (using the Black-Scholes option pricing model with the same assumptions as those used for valuing the Company's options under FAS 123R, including the same 4.2 year maximum expected term) of Mr. Cooke's outstanding options whose post-termination exercise period would be extended to full term as compared to the value of those options based on a 12-month post-termination exercise period, would be $1,155,575.

Agreement with William D. Larsson

On May 22, 2008, the Company entered into an agreement with William D. Larsson relating to Mr. Larsson's expected retirement from the Company on December 31, 2008. This agreement was amended on November 13, 2008. The Company agreed to: (i) pay Mr. Larsson an additional supplemental retirement benefit of $3,000 per month as a 100% joint and survivor annuity, which commenced upon his retirement on December 31, 2008, with any payments due in the first six months after retirement being accumulated and paid (with interest at 6 percent) at the end of such period; (ii) grant Mr. Larsson stock options in November 2008 which provide that on December 31, 2008 all outstanding unexercisable options became exercisable in full and all outstanding options on that date will remain exercisable for their full ten-year terms (similar provisions were also included in Mr. Larsson's November 2007 option award), and modify the award agreements for Mr. Larsson's 2004, 2005 and 2006 stock option grants to contain similar provisions; and (iii) pay Mr. Larsson, on or before December 31, 2008, a prorated bonus for three-quarters of fiscal 2009 in the amount of $367,875, which equals three-fourths of Mr. Larsson's target bonus of 90% of base salary. The actuarial present value as of March 29, 2009 of the supplemental retirement benefit for Mr. Larsson is set forth in the Pension Benefits table above and is included in the Summary Compensation Table above. The prorated bonus described above is also included in the Summary Compensation Table. The aggregate value of Mr. Larsson's outstanding options for which vesting was accelerated on his retirement was $231,000, based on the positive spread (if any) between the exercise price of each option and a stock price of $59.48, which was the closing price of the Company's common stock on December 31, 2008, his retirement date. The options that accelerated on his retirement are described in footnote 5 to the Outstanding Equity Awards table above. The incremental fair value of Mr. Larsson's stock options associated with extending the post-termination exercise period to the remainder of their full ten-year terms as calculated by the Company under FAS 123R is included in the Summary Compensation Table above.

Under the agreement, Mr. Larsson has agreed not to compete (including by serving on a board of directors) with any of the Company's current businesses for five years following the end of his employment with the Company.

Return to Shareholders Performance Graph

The following line graph provides a comparison of the annual percentage change in the Company's cumulative total shareholder return on its common stock to the cumulative total return of the S&P 500 Index and the S&P 500 Aerospace Index. The comparison assumes that $100 was invested on March 31, 2004 in the Company's common stock and in each of the foregoing indices and, in each case, assumes the reinvestment of dividends.

Comparison of Cumulative Five Year Total Return


$600
$500
$400
$300
$200
$100
$0
2004
2005
2006
2007
2008
2009
PRECISION CASTPARTS CORP.
S&P 500 INDEX
S&P 500 AEROSPACE & DEFENSE INDEX

Company / Index	Mar 04	Mar 05	Mar 06	Mar 07	Mar 08	Mar 09
Precision Castparts Corp.	100	177.02	277.30	486.54	474.37	295.93
S&P 500 Index	100	107.74	121.16	135.49	127.89	81.41
S&P 500 Aerospace & Defense Index	100	127.92	157.52	182.81	191.45	116.02

Equity Compensation Plan Information

The following table provides information regarding the number of shares of common stock of the Company that were subject to outstanding stock options or other compensation plan grants and awards at March 29, 2009.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	6,578,413	$62.51	9,220,794(1)
Equity compensation plans not approved by security holders	—	—	—
Total	6,578,413	$62.51	9,220,794

(1) 5,654 shares of common stock remain available for issuance under the Company's 1994 Stock Incentive Plan (the "1994 Plan"). 6,631,804 shares of common stock remain available for issuance under the Company's 2001 Stock Incentive Plan (the "2001 Plan"). At this time, no awards other than options have been issued under the 1994 Plan, and no awards other than options have been issued to executive officers under the 2001 Plan. The 2001 Plan is also used for the annual deferred stock unit awards to non-employee directors. 2,583,336 shares of common stock remain available for issuance under the Company's 2008 Employee Stock Purchase Plan.

PROPOSAL 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors Recommends a Vote "For" Proposal 2

The Audit Committee of the Board of Directors has appointed Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending March 28, 2010. Although not required, the Board of Directors is requesting ratification by the shareholders of this appointment. If ratification is not obtained, the Audit Committee will reconsider the appointment.

The Company incurred the following fees for services performed by Deloitte & Touche for fiscal 2009 and 2008:

2009	
Audit Fees	$4,862,684
Audit Related Fees	361,900
Tax Fees	—
All Other Fees	—
2008	
Audit Fees	$5,028,000
Audit Related Fees	—
Tax Fees	42,000
All Other Fees	—

Audit Fees include annual audit of the Company's consolidated financial statements and review of interim financial statements in the Company's Quarterly Reports on Form 10-Q. Audit Related Fees include audits of the Company's employee benefit plans, acquisition due diligence, review of registration statements and issuance of comfort letters and other audit reports required by regulation or contract. Tax Fees include review and assistance with tax returns for various legal entities of the Company, global expatriate services and tax advice and planning for income and other taxes.

The Audit Committee appoints and approves the fee to be paid to the independent registered public accounting firm. The Audit Committee is also responsible for reviewing and approving engagements of significant non-audit work performed by the independent registered public accounting firm, and it approved all audit related and tax fees. Representatives of Deloitte & Touche LLP are expected to be present at the 2009 Annual Meeting of Shareholders, will have an opportunity to make any statements they desire, and will also be available to respond to appropriate questions from shareholders.

The Board of Directors recommends a vote FOR Proposal 2.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table shows information about those persons known to the Company to be beneficial owners of more than five percent of the Company's outstanding common stock as of December 31, 2008. The information listed below is based entirely on information filed by the beneficial owners with the Securities and Exchange Commission.

Name and Address of Beneficial Owner	Shares Beneficially Owned	% of Class
Capital Research Global Investors 333 South Hope Street, Los Angeles, California 90071	12,546,620	9.0%

TRANSACTIONS WITH RELATED PERSONS

The Board of Directors has adopted a written policy with respect to related party transactions. The policy requires that the Audit Committee approve all transactions or series of similar transactions between the Company and a related party, which includes all executive officers and directors and their immediate family members, that exceed $120,000 and in which the related party has a direct or indirect material interest. The policy also applies to transactions between the Company and an entity (i) owned or controlled by a director, executive officer or their immediate family members or (ii) for which a director, executive officer or their immediate family member serves as a senior officer or director. The policy provides that the Audit Committee will take into account whether the interested transaction is on terms no less favorable to the Company than the terms generally made available by the Company to an unaffiliated third party under similar circumstances and the extent of the related party's interest in the transaction.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, as well as persons who own more than 10 percent of the Company's common stock, to file initial reports of ownership and reports of changes in ownership of common stock of the Company with the Securities and Exchange Commission. Based solely on a review of the copies of such forms received by the Company and on written representations from certain reporting persons that they have complied with the relevant filing requirements, the Company believes that all Section 16(a) filing requirements applicable to its executive officers and directors were complied with in fiscal 2009, except that in May 2008 Mr. Koncilja filed late one Form 4 covering an exercise of a stock option for 262 shares.

ANNUAL REPORT AND FORM 10-K; INTERNET AVAILABILITY OF PROXY MATERIALS

We have included with this proxy statement a copy of the Company's 2009 Annual Report that includes the Company's Annual Report on Form 10-K. Upon written request, the Company will furnish without charge additional copies of the Company's Annual Report. Such requests should be directed to Mr. Roger A. Cooke, Secretary, Precision Castparts Corp., 4650 SW Macadam Avenue, Ste. 400, Portland, OR 97239-4262.

Important Notice Regarding the Availability of Proxy Materials for the Precision Castparts Corp. 2009 Annual Meeting of Shareholders to Be Held on August 11, 2009: the Proxy Statement and the Annual Report on Form 10-K are available at http://www.precast.com.

METHOD AND COST OF SOLICITATION

The Company will pay the cost of soliciting proxies. In addition to soliciting proxies by mail, the Company's employees may request the return of proxies in person or by telephone. The Company has also hired The Proxy Advisory Group, LLC to assist with Annual Meeting procedures and to solicit proxies for a fee of $7,000. Brokers and persons holding shares for the benefit of others may incur expenses in forwarding proxies and accompanying materials and in obtaining permission from beneficial owners to execute proxies. On request, the Company will reimburse those expenses.

HOUSEHOLDING

The Company has adopted a procedure approved by the Securities and Exchange Commission called "householding." Under this procedure, shareholders of record who have the same address receive only one copy of the Notice Regarding the Availability of Proxy Materials or the Proxy Statement and Annual Report, as applicable. Shareholders who participate in householding continue to receive separate proxy forms. Householding does not affect dividend check mailings.

Any shareholder who would prefer to have a separate copy of the Notice Regarding the Availability of Proxy Materials, Proxy Statement or Annual Report delivered to him or her at the shared address for this and future years may elect to do so by calling (503) 946-4822 or by writing to Mr. Roger A. Cooke, Secretary, Precision Castparts Corp., 4650 SW Macadam Avenue, Ste. 400, Portland, OR 97239-4262. A copy of the materials will be sent promptly to the shareholder following receipt of such notice.

DISCRETIONARY AUTHORITY

While the Notice of Annual Meeting of Shareholders provides for transaction of such other business as may properly come before the Annual Meeting, the Board of Directors has no knowledge of any matters to be presented at the meeting other than those referred to in this proxy statement. However, the enclosed proxy gives discretionary authority in the event that any other matters should be presented.

SHAREHOLDER PROPOSALS

Shareholders wishing to present proposals for action at an Annual Meeting must do so in accordance with the Company's bylaws. To be timely, a shareholder's notice must be in writing and delivered to or mailed and received at the principal executive office of the Company not less than 50 days nor more than 75 days prior to that year's Annual Meeting; provided, however, that in the event less than 65 days' notice or prior public disclosure of the meeting is given or made to shareholders, notice by the shareholder, to be timely, must be received not later than the close of business on the 15th day following the date on which such notice of the Annual Meeting was mailed or such public disclosure was made, whichever first occurs. For purposes of the Company's 2010 Annual Meeting, such notice, to be timely, must be received by the Company between May 27, 2010 and June 21, 2010. In addition, SEC rules require that any shareholder proposal to be considered for inclusion in next year's Annual Meeting proxy materials be received at the Company's principal office by March 3, 2010. The Company's mailing address is 4650 SW Macadam, Suite 400, Portland, Oregon 97239.

Whether you plan to attend the Annual Meeting or not, please submit a proxy through the internet or sign and return the enclosed proxy form in the enclosed, stamped envelope if this proxy was received by mail.

/s/ ROGER A. COOKE

Roger A. Cooke
Secretary

Portland, Oregon
July 1, 2009

EXHIBIT A

Survey Companies

ALLTEL Corporation
ArvinMeritor, Inc.
Avis Budget Group
Avon Products, Inc.
Ball Corporation
Baxter International Inc.
Big Lots, Inc.
BJ Services Company
BorgWarner Inc.
Brightpoint, Inc.
Cameron International Corporation
Campbell Soup Company
CenterPoint Energy
Chicago Bridge and Iron Company
Chiquita Brands International, Inc.
The Clorox Company
CMS Energy Corporation
ConAgra Foods, Inc.
Cooper Industries, Inc.
Covidien
Darden Restaurants, Inc.
Dover Corporation
DTE Energy Company
Eastman Chemical Company
Eastman Kodak Company
Ecolab Inc.
El Paso Corporation
Energy Future Holdings Corporation
Entergy Corporation
Federal-Mogul Corporation
FMC Technologies
Fortune Brands, Inc.
Foster Wheeler Corporation
Genuine Parts Company
Gerdau Ameristeel Corporation
Goodrich Corporation
H. J. Heinz Company
Hallmark Cards, Inc.
Hanesbrands, Inc.
Harley-Davidson Motor Company Inc.
The Hershey Company
Kellogg Company
Land O Lakes
Leggett & Platt Inc.
Levi Strauss & Co.
Masco Corporation
McGraw-Hill Companies
MeadWestvaco Corporation
Molson Coors Brewing Company
NCR Corporation
Newell Rubbermaid Inc.
NiSource Inc.
OfficeMax Incorporated
PETsMART
Pitney Bowes, Inc.
PPG Industries, Inc.
PPL Corporation
Praxair, Inc.
Progress Energy, Inc.
Qualcomm Inc.
Reynolds American Inc.
Rockwell Automation
Rockwell Collins
Rohm and Haas Company
Ross Stores, Inc.
Ryder System, Inc.
S.C. Johnson & Son, Inc.
SCANA Corporation
Science Applications International Corporation
Sempra Energy
The Shaw Group
The Sherwin-Williams Company
Smurfit-Stone Container Corporation
Sonoco Products Company
The Stanley Works
Starwood Hotels & Resorts Worldwide, Inc.
Tenet Healthcare Corporation
Terex Corporation
United Stationers Inc.
USG Corporation
VF Corporation
Visteon Corporation
W.W. Grainger, Inc.
Western Digital Corporation
The Western Union Company
The Williams Companies, Inc.
Wm. Wrigley Jr. Company
Wyndham Worldwide Corporation
Yum! Brands, Inc.

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Annual Meeting
Date: Tuesday, August 11, 2009
Time: 1:00 pm (PDT)
Location: Aquariva Restaurant
Bella Vista Room
0470 SW Hamilton Court
Portland, OR 97239

Financial Information
Shareholders may receive copies of the Company's financial information (10-K, 10-Q, proxy) filed with the Securities and Exchange Commission, as well as quarterly earnings releases, free of charge by calling Investor Relations at (503) 946-4850 or sending an email to info@precastcorp.com. This information may also be downloaded from the PCC Corporate Center at www.precast.com.

Common Stock
Precision Castparts Corp. common stock is listed on the New York Stock Exchange under the symbol PCP. It is also traded on the Chicago Stock Exchange, the Pacific Stock Exchange, and the Philadelphia Stock Exchange.

Corporate Headquarters
Precision Castparts Corp.
4650 SW Macadam Avenue, Ste 400
Portland, OR 97239-4254
(503) 946-4800

Investor Relations
Dwight E. Weber
Director of Communications

Transfer Agent
The Bank of New York
1 (877) 205-0966
Address shareholder inquiries to:
BNY Mellon Shareowner Services
P O Box 358015
Pittsburgh, PA 15252-8015
www.bnymellon.com/shareowner/isd

Independent Auditors
Deloitte & Touche LLP

Outside Counsel
Stoel Rives LLP

Home Page Address
www.precast.com

Affirmative Action Statement
Precision Castparts Corp. is an equal opportunity affirmative action employer committed to recruit, hire, upgrade, train, and promote in all job categories without regard to race, color, religion, sex, sexual orientation, national origin, age, disability, or status as a disabled veteran or a veteran of the Vietnam Era.